QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADC Telecommunications, Inc.
(Name of Subject Company)

ADC Telecommunications, Inc.
(Name of Person Filing Statement)

Common Stock Par Value $0.20 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

000886309
(CUSIP Number of Class of Securities)

Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    SUBJECT COMPANY INFORMATION.

(a)   Name and Address.

        The name of the subject company is ADC Telecommunications, Inc., a Minnesota corporation (the "Company"). The address and telephone number of its principal executive offices are 13625 Technology Drive, Eden Prairie, MN 55344, and (952) 938-8080, respectively.

(b)   Securities.

        The securities sought to be acquired are all of the outstanding shares of common stock, par value $0.20 per share, of the Company, including the associated preferred stock purchase rights (the "Shares"). As of July 23, 2010, there were 97,030,661 Shares outstanding.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address.

        The person filing this statement is the Company, which is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

(b)   Tender Offer.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the cash tender offer by Tyco Electronics Minnesota, Inc. ("Purchaser"), a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation ("Parent"), to purchase all of the outstanding Shares at a price of $12.75 per Share (the "Offer Price"). If the Offer is completed, Parent shall pay the Offer Price net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2010 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") contained in the Schedule TO filed by Purchaser and Parent with the United States Securities and Exchange Commission (the "SEC") on July 26, 2010 (the "Schedule TO"). The Offer to Purchase and the Letter of Transmittal together constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2010, by and among Parent, Purchaser, and the Company as amended by Amendment No. 1 to Agreement and Plan of Merger, dated July 24, 2010 (as amended, the "Merger Agreement"). The Merger Agreement is filed as Exhibits (e)(1) and (e)(2) to this Statement and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser. It further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation under the laws of the State of Minnesota (the "Surviving Corporation"), and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent or Purchaser, all of which will be cancelled, Shares owned by any other subsidiary of Parent or any subsidiary of the Company, all of which will be converted such that each subsidiary maintains its percentage ownership in the Surviving Corporation, and other than Shares held by shareowners who have properly exercised dissenters' rights under the Minnesota Business Corporation Act (the "MBCA")), will be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration").

        The forgoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase, and the Letter of Transmittal filed as Exhibits (e)(1), (e)(2), (a)(1)(A), and (a)(1)(B) to this Statement and incorporated herein by reference.

        The principal executive offices of Purchaser are located at 1050 Westlakes Drive, Berwyn, Pennsylvania 19312. The telephone number of Purchaser is (610) 893-9800.

Item 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in this Statement, in the Information Statement (as defined below) or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) Parent, Purchaser or their respective executive officers, directors or affiliates or (b) the Company or its executive officers, directors or affiliates.

(a)   Arrangements with Current Executive Officers and Directors of the Company.

        In considering the recommendation of the Board of Directors of the Company (the "Board") with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, shareowners should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the Information Statement provided pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (the "Information Statement"), which is attached as Annex A to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

        The Board was aware of such contacts, agreements, arrangements and understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4. The Solicitation or Recommendation—Reasons for the Board's Recommendation."

Change of Control and Severance Plans

        The consummation of the transactions contemplated by the Merger Agreement will constitute a "change in control" for purposes of the (i) Executive Employment Agreement, dated August 13, 2003, by and between Robert E. Switz and the Company, as amended by the Amendment to Employment Agreement, dated December 28, 2008, and the Second Amendment to Employment Agreement, dated July 1, 2009 (collectively, the "Switz Employment Agreement"), (ii) the ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2007 Restatement) (the "Executive Plan"), and the ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2007 Restatement) (the "CIC Plan"). The Switz Employment Agreement, the Executive Plan, and the CIC Plan provide for severance payments to Mr. Switz and certain executives of the Company whose employment is terminated either voluntarily with "good reason" (as defined in the Executive Plan) or involuntarily, during a two-year period following a change in control. The Executive Plan applies to all below named executive officers (applicable to Mr. Switz pursuant to the Switz Employment Agreement), other than Mr. Nemitz, to whom the CIC Plan applies. Payments under the Executive Plan and the CIC Plan will be made on the first day of the seventh month following termination of employment in a lump sum. Under the Executive Plan, any severance payment to an eligible executive is increased by the amount, if any, necessary to take into account any additional taxes as a result of such payments being treated as "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code. Upon a qualifying termination of any of the below named executive officers following the Effective Time such executive officer will be entitled to receive an estimated amount as stated in the following table.

Executive Officers	Estimated Potential Payment Upon Termination after Change in Control
Kimberly Hartwell	$1,812,444
Christopher Jurasek	1,492,638
James G. Mathews	2,087,299
Steven G. Nemitz	462,761
Patrick D. O'Brien	2,012,051
Laura N. Owen	1,555,070
Richard B. Parran, Jr.	1,603,889
Jeffrey D. Pflaum	1,635,808
Robert E. Switz	8,870,074

        The foregoing is qualified in its entirety by reference to the Switz Employment Agreement, the Executive Plan, and the CIC Plan filed as Exhibits (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) to this Statement and the Information Statement attached to this Statement as Annex A, each of which is incorporated herein by reference.

Effect of the Offer and the Merger on Stock Options

        As of the time at which Shares are first accepted for payment under the Offer (the "Acceptance Time"), all outstanding and unvested options to purchase Shares ("Options") shall fully vest, if and as provided under the terms of the applicable option award agreement. At the effective time of the Merger (the "Effective Time"), each Option shall be assumed by Parent. Each Option so assumed will continue to have, and be subject to, the same terms and conditions set forth in the applicable Option (including, as applicable, the terms and conditions set forth in the Company incentive plan under which such Option was granted, and any applicable stock option agreement or other document evidencing such Option) immediately prior to the Effective Time, except that (i) each Option will be exercisable for that number of whole shares of Parent common stock equal to the product of (X) the number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Time, multiplied by (Y) a fraction, the numerator of which shall be the Offer Price and the denominator of which shall be the volume weighted average trading price per share of Parent common stock on the New York Stock Exchange (or in the event that Parent common stock is no longer listed for trading on such exchange, then the senior stock exchange on which the Parent common stock is then-listed) for the 10 trading days immediately preceding the Effective Time (the "Conversion Ratio"), rounded down to the nearest whole number of shares of Parent common stock, and (ii) the per share exercise price for the shares of Parent common stock issuable upon exercise of such assumed Option will be equal to the quotient determined by dividing the exercise price per share of such Option by the Conversion Ratio, rounded up to the nearest whole cent.

        The approximate aggregate number of whole shares of Parent common stock issuable upon exercise of the assumed Options held by the Company's executive officers and directors will be calculated via the Conversion Ratio, based in part on the number of Shares issuable upon exercise of

Options held by the Company's executive officers and directors as of July 23, 2010, as stated in the following table.

Executive Officers	Option Shares
Kimberly Hartwell	140,042
Christopher Jurasek	221,500
James G. Mathews	270,100
Steven G. Nemitz	56,936
Patrick D. O'Brien	275,252
Laura N. Owen	246,218
Richard B. Parran, Jr.	168,961
Jeffrey D. Pflaum	174,225
Robert E. Switz	1,548,730

Non-Employee Directors	Option Shares
John J. Boyle III	10,535
Mickey P. Foret	20,564
Lois M. Martin	16,696
Krish Prabhu, Ph.D.	0
John E. Rehfeld	16,696
David A. Roberts	0
William R. Spivey, Ph.D.	16,696
Larry W. Wangberg	34,945
John D. Wunsch	23,409

        The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and the Information Statement attached to this Statement as Annex A, each of which is incorporated herein by reference.

Treatment of Time-Based Restricted Stock Units

        As of the Acceptance Time, all outstanding and unvested time-based restricted stock units ("RSUs") shall fully vest in accordance with the respective Company incentive plan under which each such RSU was granted and at the Effective Time the Shares issued thereunder will be cancelled and converted into a right to receive the Offer Price (subject to any applicable withholding taxes required by applicable law). The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her RSUs (other than RSUs granted in connection with the Company's Superior Performance Long-Term Incentive Program) is set forth in the table below. This information is based on the number of RSUs held by the Company's directors and executive officers as of July 23, 2010.

Executive Officers	Total Number of RSUs	Cash Consideration for RSUs
Kimberly Hartwell	48,600	$619,650
Christopher Jurasek	0	0
James G. Mathews	18,000	229,500
Steven G. Nemitz	21,167	269,879
Patrick D. O'Brien	54,444	694,161
Laura N. Owen	29,600	377,400
Richard B. Parran, Jr.	40,133	511,696
Jeffrey D. Pflaum	25,578	326,120
Robert E. Switz	125,524	1,600,431

Non-Employee Directors	Total Number of RSUs	Cash Consideration for RSUs
John J. Boyle III	42,302	$539,351
Mickey P. Foret	45,237	576,772
Lois M. Martin	45,237	576,772
Krish Prabhu, Ph.D.	38,544	491,436
John E. Rehfeld	44,591	568,535
David A. Roberts	38,544	491,436
William R. Spivey, Ph.D.	45,923	585,518
Larry W. Wangberg	45,237	576,772
John D. Wunsch	47,732	608,583

        The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and the Information Statement attached to this Statement as Annex A, each of which is incorporated herein by reference.

Treatment of Performance-Based Restricted Stock Units

        As of the Acceptance Time, all outstanding and unvested performance-based restricted stock units ("PSUs") shall fully vest in accordance with the respective Company incentive plan under which each such PSU was granted and at the Effective Time the Shares issued thereunder will be cancelled and converted into a right to receive the Offer Price (subject to any applicable withholding taxes required by applicable law). The approximate value of the cash payments that each executive officer of the Company will receive in exchange for cancellation of his or her PSUs is set forth in the table below. This information is based on the number of PSUs held by the Company's directors and executive officers as of July 23, 2010.

Executive Officers	Number of PSUs	Cash Consideration for PSUs
Kimberly Hartwell	10,500	$133,875
Christopher Jurasek	0	0
James G. Mathews	16,750	213,563
Steven G. Nemitz	2,500	31,875
Patrick D. O'Brien	11,167	142,379
Laura N. Owen	12,000	153,000
Richard B. Parran, Jr.	8,000	102,000
Jeffrey D. Pflaum	14,217	181,267
Robert E. Switz	279,832	3,567,858

        Additionally, Mr. Pflaum has 37,500 performance cash units which will vest at the Acceptance Time at target, yielding $37,500 in cash consideration.

        The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and the Information Statement attached to this Statement as Annex A, each of which is incorporated herein by reference.

Treatment of SPLTI Plan Rights Awards and RSUs

        As of the Acceptance Time, pursuant to the Company's Superior Performance Long-Term Incentive program (which program applies to the Company's executive officers and certain other key employees, but which does not apply to Mr. Switz) (the "SPLTI Program"), a pro rata amount of the outstanding and unvested rights awards granted under the SPLTI Program ("SPLTI Rights") and RSUs granted under the SPLTI Program ("SPLTI RSUs"), shall vest and be converted into cash. The SPLTI Rights and SPLTI RSUs, respectively, vest pro rata with a value that is the product of (X) the full-period SPLTI Rights award amount or SPLTI RSU award amount (as applicable) determined by the Company's Compensation Committee (reflected in the table below) multiplied by (Y) a fraction, the numerator of which shall be the number of calendar days such officer was actively employed following the grant of his or her SPLTI Rights or SPLTI RSUs and the denominator is 1,189 (the number of days over which the full SPLTI rights were to ratably vest).

        SPLTI Rights and SPLTI RSUs will vest at a pro rata amount based on the actual date of the Effective Time; solely for purposes of illustration, the table below assumes an Acceptance Time of November 15, 2010, which results in a pro rata ratio equal to approximately 34.7%. The pro rata amounts and the approximate value of the cash payments calculated based on an Acceptance Time of November 15, 2010, that each executive officer of the Company will receive in exchange for conversion of his or her SPLTI Rights and SPLTI RSUs are set forth in the table below.

Executive Officers	Full-Period SPLTI Rights Award Amount	Cash Consideration for SPLTI Rights	Full-Period SPLTI RSUs Award Amount	Pro Rata Number of SPLTI RSUs	Cash Consideration for SPLTI RSUs
Kimberly Hartwell	612,000	$212,064	34,000	11,781	$150,208
Christopher Jurasek	570,000	197,511	31,666	10,972	139,893
James G. Mathews	680,000	235,627	37,777	13,090	166,898
Steven G. Nemitz	407,000	141,029	22,611	7,834	99,884
Patrick D. O'Brien	690,000	239,092	38,333	13,282	169,346
Laura N. Owen	582,000	201,669	32,333	11,203	142,838
Richard B. Parran, Jr.	590,000	204,441	32,777	11,357	144,802
Jeffrey D. Pflaum	612,000	212,064	34,000	11,781	150,208

        The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and the Information Statement attached to this Statement as Annex A, each of which is incorporated herein by reference.

Effect of the Offer and the Merger on Directors' and Officers' Indemnification and Insurance

        The Merger Agreement provides that Parent will cause the Surviving Corporation, for six years after the Effective Time, to indemnify and hold harmless present and former directors and officers of the Company or any of its subsidiaries at any time prior to the Effective Time in respect of acts or omissions occurring at or prior to the Effective Time, to the fullest extent permitted by the MBCA or other applicable law. In addition, Parent will cause the Surviving Corporation to maintain provisions in its organizational documents regarding elimination of liability of directors, indemnification of officers, directors and employees, and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

        Parent will, or will cause the Surviving Corporation to continue to maintain, for six years after the Effective Time, and fully pay the premium for, the non-cancellable extension of the directors' and officers' liability coverage of the Company's existing fiduciary liability insurance policies. In each case the policies shall be maintained for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time, and with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies. However, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium in excess of 175% of the amount per annum the Company paid in its last full fiscal year. If Parent, the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its properties and assets, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations described above.

        The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and incorporated herein by reference.

Effect of the Offer and the Merger on the Company's Employee Benefits

        The Merger Agreement provides that, for the one-year period beginning on the consummation of the Merger, all employees of the Company and its subsidiaries who continue employment with the Surviving Corporation or any of its affiliates shall receive base salary or base wages and benefits (other than pursuant to equity-based compensation plans) that are, in the aggregate, substantially comparable to those provided by the Company and its subsidiaries immediately prior to the consummation of the Merger. With respect to any employee benefit plan, program or arrangement maintained by Parent or any of its subsidiaries in which any continuing employee becomes a participant, such employee shall be given full credit for service with the Company or any of its subsidiaries (or predecessor employers to the extent the Company provides such past service credit) for purposes of eligibility to participate, vesting and, for purposes of vacation, severance and other paid time off, benefit level to the same extent such service was recognized as of the consummation of the Merger under a comparable plan of the Company and its subsidiaries in which such employee participated. In addition, to the extent they would have been satisfied or waived under the comparable plan of the Company and its subsidiaries, all such plans shall waive any pre-existing conditions, actively-at-work requirements and waiting periods under any welfare benefit plan with respect to participation by and coverage of such employees and shall provide that any expenses, co-payments, and deductibles paid or incurred on or before the consummation of the Merger shall be taken into account under analogous Parent benefit plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

        Arrangements under the Merger Agreement with respect to employee benefits do not (i) constitute any amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its subsidiaries, including the Surviving Corporation, from amending any employee benefit plan or (iii) confer any rights or benefits on any person other than the parties to the Merger Agreement.

        The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and incorporated herein by reference.

Section 16 Matters

        The Board has taken steps to cause any dispositions of Shares or Options in connection with the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

(b)   Arrangements with Parent and Purchaser.

        In connection with the transactions contemplated by the Merger Agreement, the Company, Parent and Purchaser entered into the Merger Agreement (which includes the grant of a top-up option to Purchaser, which is exercisable under certain conditions following the Acceptance Time (the "Top-Up Option")), and the Company and Parent entered into a Confidentiality Agreement, dated March 26, 2010, and an Exclusivity Letter Agreement, dated July 11, 2010.

Merger Agreement

        The summary of the material terms of the Merger Agreement, including the material terms of the Top-Up Option, set forth in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein.

        The summary of the Merger Agreement, including the conditions to the Offer and the Top-Up Option, contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and incorporated herein by reference.

Confidentiality Agreement

        On March 26, 2010, the Company and Parent entered into a Confidentiality Agreement (the "Confidentiality Agreement") to (a) facilitate the mutual sharing of information in order to allow Parent and the Company to evaluate a potential transaction, (b) restrict for a period of twelve months the ability of both parties to: (i) pursue transactions involving the other party's securities or property (including that of its subsidiaries), (ii) propose to enter into any merger or business combination with or purchase a material portion of the assets of the other party or its subsidiaries, or (iii) seek to influence the voting of securities or control or influence the management or board of directors of the other party or its subsidiaries, and (c) restrict for a period of six months the ability of both parties to hire or solicit for hire certain employees of the other party.

        The foregoing is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit (e)(8) to this Statement, incorporated herein by reference.

Exclusivity Agreement

        During the evening of July 11, 2010, the Company and Parent entered in an Exclusivity Letter Agreement (the "Exclusivity Letter") whereby, in order to provide the necessary assurance to Parent during the final negotiations of the Merger Agreement, the Company agreed that, for a period beginning as of the execution of the Exclusivity Letter and ending on the opening of the U.S. stock markets on July 14, 2010, the Company would cease any negotiations with respect to transactional alternatives to the Offer and the Merger, not solicit proposals which constituted (or could reasonably have been expected to lead to) transactional alternatives to the Offer and the Merger and not grant any waiver or release under any standstill agreement with respect to the Company's securities or property.

        The foregoing is qualified in its entirety by reference to the Exclusivity Letter filed as Exhibit (e)(9) to this Statement, incorporated herein by reference.

Ownership of Company Securities

        The Offer to Purchase states that Parent owns no Shares.

Board Designees

        The Merger Agreement provides that, after Purchaser first accepts Shares for payment pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded to the nearest whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company will take all actions reasonably necessary to cause Parent's designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors, provided that, at all times prior to the consummation of the Merger, the Board shall include at least three directors who were on the Board prior to the Acceptance Time (the "Continuing Directors"). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below three, the remaining Continuing Directors or Continuing Director (if only one remains) shall be entitled to designate any other person who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director(s) and such person(s) shall be deemed to be Continuing Director(s). Moreover, the Company will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded to the nearest whole number, on each committee of the Board, and each board of directors of each subsidiary of the Company and each committee thereof (to the extent requested by Parent), that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

        Following the election or appointment of Parent's designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize: (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and (v) any other consent, action or recommendation by the Company or the Board relating to the Merger Agreement, the Offer or the Merger. Following the election or appointment of Parent's designees and until the consummation of the Merger, the Continuing Directors will have the authority to retain counsel and advisors and to institute any action on behalf of the Company to enforce the performance of the Merger Agreement.

        The foregoing is qualified in its entirety by reference to the Merger Agreement filed as Exhibits (e)(1) and (e)(2) to this Statement and incorporated herein by reference.

        If Parent exercises its right to designate representatives to the Board, such designees will likely be drawn from the directors of Parent. Background information on these individuals is found in the Information Statement attached to this Statement as Annex A and incorporated herein by reference.

Item 4.    THE SOLICITATION OR RECOMMENDATION.

(a)   Solicitation/Recommendation.

        The Board, during a meeting held on July 12, 2010, unanimously determined that it is in the best interests of the Company and its shareowners for the Company to be acquired on the terms set forth in the Merger Agreement. At that meeting the Board also unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's shareowners and unanimously approved the form, terms and provisions of the Merger Agreement, including the Offer and the Merger.

        Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of the Company's shareowners, vote their Shares in favor of the Merger, the Merger Agreement and adoption of the Plan of Merger meeting the requirements of Section 302A.611 of the MBCA (the "Plan of Merger").

(b)   Background and Reasons for the Board's Recommendation.

Background of the Offer and Merger

        For much of the past decade, the Company has concurrently trimmed its portfolio of non-core businesses, right-sized its operations to the available market opportunities and aggressively sought to grow its core businesses and product offerings to achieve significant scale in an industry in which its primary customer base was consolidating. Throughout that period, the Board supported management's ongoing and active efforts to explore opportunities through which the Company, on a stand-alone basis, could achieve the necessary scale in its operations and geographic reach to be able to achieve greater efficiencies and to supply customers with a sufficiently broad and deep product line to generate profitable growth in a very competitive, global marketplace. From time to time, the Company conducted senior executive-level discussions with other industry participants over a number of years, none of which resulted in a transformational transaction.

        In connection with these efforts, and over the past several years, management met periodically with several different investment banking firms, which provided their assessments of the Company's business and prospects, various strategic alternatives that may be available to the Company, their views on the industry and its prospects, and potential specific acquisition or disposition opportunities that may be available to the Company. In addition, certain of these firms presented to the Board on these topics in the past, thereby giving the Board ongoing insights into the industry, as well as opportunities and risks to the Company as a stand-alone enterprise.

        As part of these ongoing efforts, during 2009, management explored a potential opportunity to acquire the assets of an international-based business focused on the radio frequency transmitter segment (the "RF Opportunity"), and, starting in June 2009, began concurrently to have exploratory discussions with "Company A" regarding the potential of forming a joint venture to combine some of their respective businesses to achieve economies of scale. Company A is a large, diversified manufacturing company participating in the telecommunications equipment industry. At a regular meeting of the Board held during July 2009, management updated the Board on both potential opportunities, noting that both were at very early stages of exploration. After discussion, the Board authorized management to continue exploring both of these potential strategic opportunities.

        At the next regularly scheduled meeting of the Board, held in August 2009, management updated the Board with respect to both potential strategic opportunities. Also during this meeting, management reported to the Board on the continuing difficult market conditions and the Company's competitive realignment project, which would result in a worldwide workforce reduction of between 350 and 400 employees. At the annual Board strategy meetings, held at the end of August 2009, management updated the Board on the current strategies for each business unit, as well as with respect to the RF Opportunity and joint venture matters described above. During the meeting, management presented a proposed three-year, flat-to-low-growth plan, which reflected continuing difficult market conditions. The Board did not approve that plan at that meeting.

        Early in the fall of 2009, Company A informed management that Company A was considering alternatives to the joint venture proposal, and that it needed to complete an internal strategic assessment before continuing discussions with the Company. At the same time, management was continuing to explore the RF Opportunity. Management updated the Board as to both matters at a meeting held in late October 2009. Management also presented a revised proposed three-year plan, which did not show significant change from the plan proposed at the August meeting. At this time, in light of the continuing difficult market conditions and management's current outlook for the next three years, the Board discussed retaining an independent strategy and consulting firm to provide it with an independent assessment of the Company's strategic positioning, opportunities and risks as a stand-alone enterprise. Following a formal search process that was commenced in the fall of 2009, the Company retained such a firm in early March 2010, to perform this assessment.

        In early November 2009, Robert Switz, Chairman, President and Chief Executive Officer of the Company ("Switz"), was contacted by a senior executive of Company A (the "Company A Executive") stating that Company A had completed its strategic assessment and would like to re-engage to explore further strategic alternatives with the Company (although no specific transaction structures were discussed). The Company A Executive proposed exchanges of relevant confidential information.

        On November 16, 2009, the Company and Company A entered into a mutual confidentiality agreement to enable each company to conduct further discussions and confidential due diligence with respect to a possible strategic transaction. The confidentiality agreement contained mutual, customary standstill provisions, as well as a mutual employee nonsolicitation covenant.

        From mid-November 2009 through mid-January 2010, management of the Company continued to explore the RF Opportunity, including meeting with the potential selling company's management. Also during this time, management teams from Company A and the Company exchanged confidential information about their respective businesses, including potential synergies.

        On January 22, 2010, members of senior management of both the Company and Company A, together with financial advisors for each of the parties, including Morgan Stanley & Co., Incorporated ("Morgan Stanley"), representing the Company, met to discuss the possibility of a broader strategic transaction between the two companies. While no specific structure or terms were discussed, the parties discussed potential benefits to a strategic alignment of their businesses. Management of the Company left this meeting believing that Company A might be considering an acquisition of the Company, rather than a joint venture with the Company. At this meeting, Company A requested a period of exclusivity during which to conduct confidential due diligence and to engage in exclusive discussions with the Company. Management noted that it would need to discuss such a request with the Board.

        On January 25, 2010, management updated the Board with respect to the RF Opportunity (which management had determined presented strategic risks and did not appear to be available on terms acceptable to the Company) and the latest meetings with Company A. The Company's primary external corporate counsel, Dorsey & Whitney LLP ("Dorsey"), was present and advised the Board with respect to its fiduciary duties in connection with its possible contemplation of potential significant strategic alternatives for the Company. At this time, the Board requested that Morgan Stanley prepare an update to be discussed with the Board at a subsequent meeting regarding a valuation analysis of the Company, its perspective on the industry and market in which the Company competes and an update on strategic alternatives that may be available to the Company. Management agreed to work with Morgan Stanley to provide it with the information Morgan Stanley would need to prepare for such discussion.

        On February 1, 2010, at a meeting of the Board, Morgan Stanley presented its update of market and industry conditions, a financial analysis of the Company and preliminary considerations with respect to a possible strategic transaction with Company A. Morgan Stanley also reviewed with the Board a range of other strategic alternatives available to the Company, along with its perspective on such alternatives. Management also updated the Board, noting that the Company was awaiting a response from Company A as to the current level of Company A's interest in the possibility of exploring further a strategic transaction. Dorsey was also present and met with the Board in executive session during this meeting.

        On February 2, 2010, the Company and Morgan Stanley entered into an engagement letter with respect to Morgan Stanley acting as financial advisor to the Company concerning a possible strategic transaction with Company A or a similar transaction with another company.

        On February 3, 2010, the Company A Executive contacted Switz and informed him that the Company A board was supportive of continuing discussions with the Company but needed more Company financial information and business unit-level diligence from the Company in order to support its valuation analysis. The Company A Executive noted that, thereafter, Company A may be able to supply a proposed valuation range for the Company's consideration.

        On February 8, 2010, during a Board meeting, management provided the Board with an update on further discussions with Company A. Management also provided the Board with its current three-year outlook, along with the significant risks and opportunities to achieving the outlook results. Morgan Stanley also provided the Board with its views on growth and consolidation in the telecommunications equipment industry, possible alternative transactions to one with Company A and its views on the Company's prospects as a stand-alone enterprise. During this meeting, the Board met in executive session, both with and without Switz, to discuss the possibility of moving ahead with exploring potential strategic alternatives for the Company. The Board authorized management to supply the confidential information requested to Company A, but also instructed management to inform Company A that the Board had made no decision with respect to a possible sale of the Company.

        Following the Board meeting, Switz delivered the Board's message to the Company A Executive. During the next two weeks, management of the Company supplied Company A with certain confidential information to enable Company A to develop its valuation analysis of the Company. The

Company A Executive contacted Switz during this time to discuss Company A's then-current views on valuation.

        On February 22, 2010, Company A delivered to the Company a letter setting forth its non-binding indication of interest in acquiring 100% of the Company in an all-cash transaction for a price in the range of $9.00 to $10.00 per share. The indication of interest was subject to a number of conditions, including satisfactory completion of due diligence by Company A. The letter also requested a period of exclusivity in which to conduct due diligence and negotiate a definitive agreement.

        On February 23, 2010, the Board convened a meeting to hear an update from management on the exploratory discussions with Company A and to discuss a process for considering the indication of interest received from Company A. Representatives of Morgan Stanley and Dorsey were present for this meeting. The parties present then determined that it would be advisable to schedule an in-person meeting at which a thorough and careful analysis of the indication of interest, and various alternatives, including continuing as an independent enterprise, could be explored fully and without competing demands on the Board's time.

        The Board, management, Morgan Stanley and Dorsey met at an airport hotel in Chicago on Sunday, March 7, 2010, for the purposes outlined above. During the meeting, management made a detailed presentation of the current and three-year business outlook under alternative scenarios. Management also discussed potential cost and revenue synergies, as well as certain potentially undervalued assets of the Company, that were possible in a combination with Company A. There was also a discussion regarding continued and expected low growth rates in the telecommunications equipment industry. Morgan Stanley also reviewed and discussed with the Board current industry conditions, its preliminary analysis of the current and projected stand-alone value of the Company, including a review of possible strategies for optimizing the Company's capital structure, an assessment of Company A's indication of interest, potential additional strategic alternatives, including other potential partners for a strategic combination, and a review of recent transactions, including premiums paid, involving selected technology companies. During the meeting, Dorsey reviewed with the Board members their fiduciary duties in the context of a potential strategic transaction. The Board then held an executive session of outside directors to discuss and consider the information supplied at the meeting. Following the executive session, the Board met with management, Morgan Stanley and Dorsey, and determined that, while the range of values proposed by Company A was unacceptable, continuing exploratory discussions with Company A, without reaching any determination with respect to a sale of the Company, was appropriate. The Board also determined that it was premature to consider granting a period of exclusivity to Company A.

        Following the Board meeting, both Switz and Morgan Stanley communicated with their Company A counterparts to express the Board's belief that the $9.00-$10.00 per share range contained in Company A's indication of interest was unacceptable. They also discussed the possibility of Company A meeting with management of the Company and Morgan Stanley for the purpose of enabling the Company to provide further information that may enable Company A to improve its valuation range.

        On March 11, 2010, Switz and Morgan Stanley met with the Company A Executive and Company A's financial advisor at Company A's offices and discussed information regarding potentially undervalued assets of the Company, including its auction rate securities ("ARS") portfolio and certain other assets. This information was made available to Company A to enable it to consider increasing its proposed valuation range.

        On March 15, 2010, at the request of Thomas Lynch ("Lynch"), the Chief Executive Officer of Parent, Switz met with Lynch at the Company's headquarters in Minneapolis. Lynch and Switz discussed, among other things, current industry conditions and dynamics. They also preliminarily discussed Parent's interest in exploring a possible combination of Parent's connectivity business unit with the Company, and a process that might lead to exploratory discussion around that topic. Switz informed Lynch that he would discuss this matter with the Board.

        On March 18, 2010, the Company A Executive telephoned Switz to inform him that Company A, having considered the information supplied at their recent meeting, had concluded that it was comfortable with an offer of $10.00 per share, and had eliminated the lower end of its range. Switz responded that, while he would inform his Board, he believed that it was unlikely that the Board would view favorably an offer at that price. Switz also reiterated that the Board had made no decision to sell the Company.

        On March 19, 2010, the Board held a meeting with management of the Company, Morgan Stanley and Dorsey present for the purpose of receiving an update on the status of the exploratory discussions with Company A, as well as a report on the meeting between Switz and Lynch. Management and Morgan Stanley then provided the Company A update. Management and Morgan Stanley also discussed with the Board the implications of the meeting between Switz and Lynch, particularly with respect to the current situation with Company A. Everyone present then discussed the merits of continuing discussions with Company A, while also providing Parent with the information about the Company that Company A already had received from the Company. Although the Board did not reach any decision with respect to a possible sale of the Company, it determined to continue exploratory discussions with both Company A and Parent.

        On March 22, 2010, the Company A Executive telephoned Switz to inform him that Company A would require significantly more and deeper due diligence conducted on the Company before Company A could become comfortable exceeding $10.00 per share in value. He also noted that Company A was likely to cease all work on the matter until after its Board meeting, set for the end of April 2010. Morgan Stanley received a similar call from Company A's financial advisor on or around the same date.

        Effective March 26, 2010, the Company and Parent entered into a mutual confidentiality agreement that would enable each party to conduct further discussions and confidential due diligence. The agreement also contained mutual standstill and employee nonsolicitation covenants. The parties agreed to have their management teams meet on March 31, 2010 to begin the diligence process.

        On March 31, 2010, senior officers of each of the Company and Parent, including Switz and Lynch, met to conduct exploratory discussions, including business presentations by each party and an initial discussion of the strategic rationale for a possible transaction between the companies. At this meeting, Parent delivered to the Company a proposed, detailed timeline and process proposal for the parties to continue and complete exploratory discussions by the end of April. The timeline contemplated that Parent would deliver a non-binding indication of value during the first week of May.

        On April 5, 2010, at a telephonic meeting of the Board at which Morgan Stanley and Dorsey were present, Switz updated the other directors with respect to both Company A's decision not to continue working with the Company until after its Board meeting, and Parent's desire to conduct and potentially to conclude preliminary due diligence during the month of April. Both Switz and Morgan Stanley noted that this schedule would potentially generate a competitive bidding process between two of the strongest and most likely potential strategic buyers of the Company. The Board discussed possible next steps with management and its advisors and, noting that it could stop the process with one or both interested parties at any time, requested management and its advisors to continue exploratory discussions with both parties. The Board did not reach any decision with respect to a possible sale of the Company.

        On April 15, 2010, management teams from the Company and Parent held a preliminary due diligence process call and, on April 28, 2010, they met at an airport conference center in Minneapolis and discussed business diligence and potential synergies.

        On May 7, 2010, management teams from the Company and Parent, along with Morgan Stanley and Parent's financial advisor, met at an airport conference center in Minneapolis to discuss Parent's preliminary valuation of the Company. At the conclusion of the meeting, Parent delivered its indication of interest letter containing its preliminary range of value of $10.55 to $11.55 per share for an all-cash acquisition of the Company. Parent also requested a period of exclusivity in which to continue diligence and negotiate a transaction agreement with the Company.

        Later that day, the Board, along with management, Morgan Stanley and Dorsey, held a telephonic meeting to receive an update from management regarding the status of discussions with both Company A and Parent. Switz and others reported on their recent contacts with each party. Morgan Stanley noted that Company A may engage more quickly and positively if it were alerted to the fact that there was another interested party. The Board, reaching no decision with respect to a possible sale of the Company, requested that management and its advisors continue exploratory discussions with each party in order to determine whether there was additional value available to be obtained for the Company's shareowners from either party.

        On May 14 and 15, 2010, Switz and the Company A Executive had telephonic discussions in which the Company A Executive stated that Company A's board preferred additional time to understand further the market dynamics and growth opportunities in the industry, as well as to consider further the potential benefits of a potential transaction with the Company. Switz noted that, while the decision regarding timing was Company A's alone to make, they were not the only interested party, explaining that an unsolicited indication of interest from another party had been received by the Company. Switz further noted that, if Company A remained interested, it would likely have to re-engage aggressively in the process and increase its valuation above the high end of its previously submitted range (i.e., above $10.00 per share).

        Following those discussions, members of management of Company A and the Company met at an airport hotel in Minneapolis on May 20, 2010 to discuss, in greater depth, potential synergies that may result from a strategic transaction.

        On May 17, 2010, senior management (not including Switz) and Morgan Stanley met with their counterparts from Parent at an airport hotel in Minneapolis to provide them with information regarding potentially undervalued assets of the Company, including its ARS portfolio and certain other assets, to enable Parent to consider increasing its valuation of the Company. Parent's representatives stated that they would reconsider the $10.55 to $11.55 per share range previously proposed and respond to the Company in the near future.

        On May 21, 2010, the Board conducted a telephonic meeting with management, Morgan Stanley and Dorsey for the purpose of updating the Board on recent activity with both Company A and Parent. Following the update, the parties present discussed possible next steps with each interested party. The Board requested management and its advisors to continue exploratory discussions with each of Company A and Parent, although it had made no decision with respect to a possible sale of the Company.

        On May 25, 2010, Parent delivered a revised indication of interest letter to the Company. The range of value indicated was increased to $11.00 to $11.80 per share, for an all-cash acquisition of the Company. Parent also requested a period of exclusivity in which to complete due diligence and negotiate a definitive agreement with the Company. Along with the letter, Parent delivered a detailed draft transaction timeline outlining the process to signing and then closing. It appeared to the Company's management that Parent's process to signing was more clear and precise than was Company A's at that time.

        On June 2, 2010, at its regularly scheduled meeting, the Board received a report from the independent business and strategy consulting firm that it had commissioned in March 2010. The firm reported on its findings with respect to the overall strategy and growth prospects of the Company as a stand-alone operation. Among its findings, the firm advised that, because the Company, on a stand-alone basis, lacked scale in several areas of its business, the Company should consider focusing on strengthening and achieving greater efficiencies in its core business and should also consider trimming certain product lines and exiting certain markets that the Company could not serve efficiently on a stand-alone basis. To provide assurance that the Board would receive an independent view of the Company as a stand-alone operation, this firm was not made aware of the fact that the Company had been engaged in exploratory discussions with any third party regarding a strategic alternative transaction. The Board took into account this firm's recommendations and conclusions as part of its ongoing deliberations in connection with its consideration of the alternative strategic proposals in process from Company A and Parent.

        On June 3, 2010, Company A delivered an updated indication of interest letter to the Company, in which it increased its non-binding proposed price to $12.00 per share for an all-cash acquisition of the Company. It renewed its request for a period of exclusivity in which to complete due diligence and negotiate a definitive agreement with the Company.

        On June 4, 2010, the Board held a meeting, with management, Morgan Stanley and Dorsey present, for the primary purpose of hearing an update on activity with Company A and Parent. Initially, the Board heard a report on and approved the final terms of a settlement with Merrill Lynch with respect to the Company's ARS portfolio. Management noted that it was possible that this settlement would have some effect on the valuation discussions with each interested party, although both were aware of the Company's ARS portfolio and that the financial terms of the proposed settlement with Merrill Lynch would be publicly available shortly. Switz then went on to summarize for the Board the two updated indications of interest received from Company A and Parent, noting that Company A's revised bid reflected that it was now aware of a competing bidder. Morgan Stanley then reviewed its financial analysis of Parent's recent indication of interest. Morgan Stanley noted that there was now a competitive dynamic involving two, high-quality strategic buyers, each with a strong interest in acquiring the Company. They further noted that both parties had increased their initial bids after limited diligence. Morgan Stanley noted, and the Board acknowledged, that, should the Board consider a strategic transaction, there would be three principal factors that would drive a competitive process with these two potential bidders: value, certainty of closing and timing. Morgan Stanley then provided an update of its preliminary valuation analysis, reflecting among other things changes in market conditions and more recent information provided by management, as well as considerations based on the Company's industry and a review of the non-binding indication of interest received from Parent on May 25, 2010. Morgan Stanley also reviewed an illustrative analysis of a private equity sponsor's valuation of the Company, indicating that it was unlikely that a sponsor would be competitive in the price ranges currently being offered by Company A and Parent. The Board also discussed with management and Morgan Stanley certain other related issues. The full Board then met in executive session with Dorsey and discussed various matters, including the process going forward, views on competition law risk with each party, and other matters. The Board concluded by authorizing management and its advisors to continue exploratory discussions with both Company A and Parent, although making no decision with respect to a possible sale of the Company.

        Following the Board meeting, on June 4, 2010, Switz contacted the Company A Executive and Lynch, respectively, and Morgan Stanley contacted the financial advisors representing Company A and Parent, respectively. They were each informed that, while the Company's Board had made no decision with respect to a sale of the Company, a party seeking to acquire the Company would need to satisfy the Company as to three principal factors: value, certainty of closing and timing. They also explained to Parent the competitive dynamic of the current process. Finally, they informed each party that the Company was expecting to receive by June 11, 2010 such party's best proposal regarding value, and to do whatever they could to demonstrate certainty and timing to the Company. Switz and Morgan Stanley also informed each party that the Board had not authorized the granting of exclusivity to any party, but would consider doing so at the appropriate time.

        Early in the week of June 7, 2010, the Company A Executive contacted Switz to inform him that the finance committee of Company A's board of directors would be meeting on June 10, 2010 to consider an updated valuation proposal. In addition, the Company A Executive proposed a definitive agreement signing date of July 12, 2010, with remaining diligence to commence on June 21, 2010. He also offered to deliver a draft merger agreement on June 21, 2010. He further outlined the remaining areas of confirmatory due diligence that Company A wanted to conduct prior to signing.

        During the week of June 7, 2010, Company management held two telephonic meetings with Parent management to discuss the financial impact to the Company of the recently announced ARS settlement and Parent's due diligence requests. Parent also expressed its desire to target an announcement on July 19, 2010.

        During June 10 and 11, 2010, and prior to the submission of updated indications of interest, Switz was contacted by the Chairman and Chief Executive Officer of Company A (the "Company A CEO"), who reaffirmed Company A's seriousness about completing an acquisition of the Company, and its willingness to move very quickly on due diligence matters. In addition, during that period, the Company A CEO contacted Dr. William Spivey, the Independent Lead Director of the Board of the Company ("Spivey"), for the purpose of conveying Company A's serious interest in completing a transaction with the Company.

        On Friday, June 11, 2010, each party submitted its updated indications of interest. Company A submitted a proposal for an all-cash acquisition at $12.50 per share, and a request for 30 days of exclusivity. Parent submitted an all-cash proposal with a range of $11.50 to $12.00 per share, with no request for exclusivity. In addition, Parent delivered a proposed agreement and plan of merger for the transaction, and a draft proposed summary timeline to signing and closing. The Company's management continued to believe that Parent was creating more certainty around achieving completion of the diligence process and around timing to signing than was Company A at that time.

        Over the ensuing weekend of June 12 and 13, 2010, the financial advisor for Company A contacted Morgan Stanley for the purpose of conveying three messages: Company A was committed to getting a transaction accomplished, that Company A would not increase its offered price of $12.50 per share, and that exclusivity was very important to Company A. In addition, during the evening of June 14, 2010, the Company A Executive contacted Switz to reiterate the same messages.

        On June 15, 2010, the Board held a meeting, at which management, Morgan Stanley and Dorsey were present, for the purpose of receiving an update on the status of the discussions with Company A and Parent. Morgan Stanley reported to the Board on the two updated indications of interest received, comparing the proposals and updating its preliminary valuation analyses. The Board and others present discussed the status of each proposal, the efficiency of each party's process and the seriousness of each bidder. Morgan Stanley recommended a dual-track due diligence process as the best means to enable both parties to put forth their best proposals. The Board, including Switz, then discussed, in executive session, the proposals and related matters. After this session ended, all other participants rejoined the meeting and Switz noted the Board's support for an exploratory, dual-track, diligence process with Company A and Parent, with a goal of obtaining more certain and better proposals from each following the diligence process. The Board formed a special committee (the "Special Committee"), which included all directors other than Switz, and empowered it to investigate, evaluate and decide whether or not to move forward with a transaction with either party. Spivey, as Lead Director, acted as Chair of the Special Committee. The Board then discussed the merits, if a transaction were negotiated, of obtaining a second opinion as to the fairness, from a financial point of view, of the consideration to be received in such transaction, and requested that management facilitate the engagement of a second firm for that purpose. While no decision had been made, the Board recognized that the process was leading in a direction that could result in a strategic transaction, and, taking everything into account, was comfortable allowing management and the Company's advisors to proceed as discussed.

        Following the Board meeting, Morgan Stanley and Switz contacted their respective counterparts at each of Company A and Parent to explain the dual-track process to each party. The companies were informed that neither party would receive exclusivity, and each party would have access to management personnel and Company information to conduct their remaining diligence. Each would be expected to deliver its best proposal on value, along with a mark-up of a definitive agreement (to be delivered by the Company) that each would be prepared to sign, to the Company by Friday, July 9, 2010. Morgan Stanley and Switz reminded their counterparts at each company that, in addition to value, the Board would seriously consider the certainty and timing associated with each proposal.

        The Company arranged for two days of in-person, in-depth management presentations and diligence discussions to be held at an offsite location in the Twin Cities with each party during the two weeks of June 21 and 28, 2010, and also arranged for visits to select Company plants around the world by each party. In addition, the Company provided additional confidential information to each party.

        Also, on June 22, 2010, Morgan Stanley delivered a proposed agreement and plan of merger (the "Draft Agreement") prepared by Dorsey, in consultation with the Company and Morgan Stanley, to each party's financial advisor. Also during the week of June 21, 2010, Dorsey's antitrust counsel began working with their counterparts at the law firms representing Company A and Parent in order to assess the parties' respective competition law considerations. In addition, the Company made Dorsey's corporate counsel available to each party's legal counsel to discuss any questions with respect to the Draft Agreement.

        In addition to the due diligence contacts occurring in the three-week period prior to the delivery of final indications of interest, Morgan Stanley was in contact with the financial advisors for each of Company A and Parent, confirming with each that July 9, 2010, was a firm deadline, and urging each to present whatever it could to convince the Company as to certainty and timing.

        During the week of July 5, 2010, representatives of the Company and Dorsey had several discussions with counsel for each of the parties regarding the Draft Agreement.

        At the Board's request, during the week of July 5, 2010, the Company engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion regarding the fairness, from a financial point of view, of the consideration to be received by holders of Company Common Stock in a possible transaction with either Company A or Parent. Also during that week, Company management provided information requested by Houlihan Lokey in connection with its financial analysis. In addition to Houlihan Lokey's experience, Houlihan Lokey was retained because it was familiar with the Company from its work on prior opinion assignments for the Company, and also because it had not been engaged previously by the Company to provide other types of financial advisory services.

        At the close of business on July 9, 2010, Company A delivered its updated indication of interest letter, along with its mark-up of the Draft Agreement (a copy of which it had previously delivered on July 8, 2010). Company A continued to offer a price per share of $12.50, subject to further diligence and its board's approval. Company A also requested exclusivity through July 18, 2010. The Company A CEO also contacted Spivey that day to reinforce that Company A remained serious about making the transaction occur.

        Also at the close of business on July 9, 2010, Parent delivered its updated indication of interest letter, reflecting an updated price of $11.75 per share, and its mark-up of the Draft Agreement. In addition, Parent delivered a detailed draft communications plan leading up to announcement and a proposed draft press release announcing a transaction with the Company.

        On July 10, 2010, Company management, Morgan Stanley and Dorsey met to compare the competing proposals from Company A and Parent and discuss next steps. Company management, Morgan Stanley and Dorsey evaluated the proposals on the criteria that the Board had established (value, certainty and timing) and noted that, while Company A's proposal represented superior value to Parent's proposal, Company A's proposal was significantly disadvantaged as to the other two criteria. Following the meeting, Morgan Stanley contacted the financial advisor for Company A to discuss the status of the process, to alert Company A that its proposal was disadvantaged as to certainty and timing when compared to the proposal submitted by Parent and to suggest how Company A could improve its proposal. Also, following the meeting, Switz contacted the Company A Executive to convey a similar message regarding Company A's proposal.

        For the remainder of the day, Dorsey separately negotiated the Draft Agreement with counsel for each of Parent and Company A. At the end of July 10, 2010, the Draft Agreement was largely negotiated with Parent in a form substantially satisfactory to the Company, with few issues remaining to be resolved. At the same time, there were many more significant issues with the Draft Agreement as negotiated with Company A. Dorsey, Morgan Stanley and management of the Company all informed their counterparts that the mark-up submitted by Company A still had significant issues that directly affected certainty and timing. Morgan Stanley also informed Company A's financial advisor that no exclusivity would be forthcoming at this stage, based on the draft document. Company A was provided an opportunity to present revisions to its Draft Agreement on the following day, in advance of the upcoming Company Board meeting on Sunday evening, July 11, 2010.

        On July 11, 2010, counsel to Parent and Dorsey resolved the few remaining substantive issues in the Draft Agreement with Parent. During the afternoon of July 11, 2010, the Company received Company A's proposed modifications to the Draft Agreement, which were reviewed by the management team, Dorsey and Morgan Stanley. The proposed modifications still left significant issues open, and reflected positions that were not as favorable to the Company as the terms that had been negotiated with Parent, such as continuing to request a termination fee materially in excess of the 3% termination fee to which Parent had previously agreed. Following the July 10, 2010, negotiations between Dorsey and Company A and the revisions to the Draft Agreement submitted by Company A on July 11, 2010, Company A's proposal remained disadvantaged relative to the proposal submitted by Parent with respect to the principal factors of certainty and timing.

        Also, in the afternoon of July 11, 2010, Morgan Stanley informed Parent's financial advisor that Parent's proposal was not competitive with respect to value, and that Parent would not be granted an exclusivity period at the current valuation. The financial advisor for Parent responded later in the afternoon by informing Morgan Stanley that Parent would not improve the per share price contained in its proposal unless the Company provided Parent with meaningful price guidance, a revised Draft Agreement reflecting the current status of negotiations between those parties and a timing commitment for the Board's prompt consideration of its possible revised proposal.

        During the early evening of July 11, 2010, the Board convened a telephonic meeting with management, Morgan Stanley and Dorsey present, to be updated as to the status of the two proposals. Morgan Stanley updated the Board as to, and compared, the valuation and key business terms of the two proposals presented on July 9, 2010. Morgan Stanley also updated the Board with respect to its discussions with the respective financial advisor for each of the parties that occurred over the weekend up to the point of the meeting. Morgan Stanley specifically noted that Company A had not increased its proposed purchase price of $12.50 per share since its June 11, 2010, proposal. Morgan Stanley also reported to the Board Parent's stated requirements relating to certainty and timing for its consideration of an improved valuation, as described in the preceding paragraph. Dorsey then reviewed, in detail, the two competing Draft Agreements submitted by the parties, as updated by subsequent negotiations with each party prior to the Board meeting. Dorsey noted the current status of the two agreements, with an expectation of significant, time-consuming negotiations remaining with Company A, and a relatively quick process to signing a Draft Agreement with Parent. Morgan Stanley then reviewed with the Board certain tactical alternatives for proceeding with each party. The tactical alternatives were evaluated in terms of their effectiveness in producing a revised proposal which would achieve the Board's goals of value to the Company's shareowners, certainty of closing and timing. The Board also considered the risks associated with the proposed tactical alternatives. Specifically, the Board considered the risk that either party might exit the process at any time, that such risk was likely to increase as the process extended, the risk associated with the additional time required to negotiate and execute a definitive agreement with Company A, the risk that Parent would not improve its proposed purchase price sufficiently to remain viable in the process, and the risk presented by Parent's stated requirements for considering an improved valuation. After discussion with Morgan Stanley, Dorsey and management, the Board formed a consensus as to a process that it believed would achieve the best combination of value, certainty and timing for the Company's shareowners. The Board also discussed the conditions under which a short period of exclusivity could be granted to either party, concluding that exclusivity could only be granted at the time when a party had submitted a proposal which satisfied a combination of value, certainty and timing and such proposal was capable of being executed within a very short timeframe.

        At that point in the meeting, all members of management present, including Switz, left the meeting and Spivey called a meeting of the Special Committee to order. The members of the Special Committee then discussed with Morgan Stanley and Dorsey various differences between the two proposals, including competition law (particularly United States), filing matters and negotiation and timing risks. Based on this discussion, the Special Committee considered that the terms of the Draft Agreement negotiated with Parent and the other risks and matters considered suggested that the certainty and timing factors were more favorable with Parent compared to Company A. The Special Committee then revisited with Morgan Stanley mechanisms by which the value portion of Parent's bid could be improved, while maintaining the viability of Company A's bid in the event that Parent's bid could not be improved. The Special Committee also explored the comparative value of the bids as they existed at the time of the meeting.

        Spivey then invited Switz and the other members of management to return to the meeting, and the Board meeting was reconvened. After further discussion with management, particularly with Switz, as to the current status of the two bids and means to improve each of them, the Board authorized the transaction team to negotiate further with each party. The Board also authorized granting a very short window of exclusivity to Parent if it would increase its proposed purchase price to $12.75 per share in cash. At that price, the Board believed that all three factors of value, certainty and timing would have been met to the Board's satisfaction with Parent. In addition, the Board authorized the transaction team to negotiate the best possible terms of the Draft Agreement with Company A in the event that Parent did not agree to increase sufficiently its proposed purchase price.

        Promptly after the Board meeting adjourned, Morgan Stanley contacted Parent's financial advisor and offered a short period of exclusivity to consummate a transaction if Parent would increase its proposed price per share to $12.75 in cash. Parent's financial advisor, noting that it expected to be able to respond with a definitive answer, requested a short period of time to contact Parent's executives.

        At or about the same time as Morgan Stanley was communicating with Parent's financial advisor after the Board meeting, the Company A Executive and Switz had a conversation in which the Company A Executive expressed Company A's displeasure with recent developments in the process, noting that Company A was considering re-evaluating its continued participation in the process. After further discussion, Switz informed the Company A Executive that, if the Board determined to move ahead with Company A, Switz would arrange for the Company A Executive, Switz and their companies' respective legal counsel to meet later that evening, or the following morning, to attempt to address the remaining significant open issues in the Company A mark-up of the Draft Agreement.

        Very shortly after concluding that call, Switz was contacted by an executive of Parent and, concurrently, Morgan Stanley was contacted by Parent's financial advisor, each with the same response to the Company's proposal: Parent would offer a purchase price of $12.75 per share in cash only if the Company would immediately enter into an exclusivity agreement with Parent, the Company's Board would be in a position to hold a meeting after the major U.S. stock exchanges (the "U.S. Exchanges") closed on Monday, July 12, 2010, for the purpose of considering and approving a transaction with Parent, and the Company would be in a position to announce the transaction prior to the opening of the U.S. Exchanges on Tuesday, July 13, 2010. Consistent with the alternative processes authorized by the Board earlier that evening to obtain the best combination of value, timing and certainty for the Company's shareowners, the Company agreed to Parent's conditions. Shortly after those concurrent discussions concluded, the parties entered into an exclusivity letter during the evening of July 11, 2010 that prohibited the Company from soliciting or continuing negotiations with any other party for a period ending at the time that the U.S. Exchanges opened on Wednesday, July 14, 2010.

        From that point during the evening of July 11, 2010, until the evening of July 12, 2010, the Company's management, Morgan Stanley and Dorsey, and Parent's management, financial and legal advisors negotiated and finalized the Draft Agreement and communications plan. The Company also provided to Parent the last remaining requested items of due diligence during July 12, 2010.

        The Board convened a meeting after the close of the U.S. Exchanges in the early evening of July 12, 2010. Also present were members of senior management, Morgan Stanley, Dorsey and Houlihan Lokey. Switz provided an update to the Board of the activity occurring following the conclusion of the Board's meeting on July 11, 2010, noting that the Company had entered into a short-term exclusivity arrangement with Parent, that the Draft Agreement was almost completely negotiated and that the communications plan was progressing well.

        Following Switz's update, Spivey then convened a meeting of the Special Committee. At Spivey's request, Dorsey reviewed, in detail, the terms and conditions of the proposed Merger Agreement with Parent. Dorsey also reviewed with the directors their fiduciary duties under Minnesota law. Also at this meeting, each of Morgan Stanley and Houlihan Lokey separately reviewed with the Board its financial analysis of the $12.75 per share consideration and rendered to the Board an oral opinion, which was confirmed by delivery of separate written opinions, each dated July 12, 2010. Morgan Stanley's opinion was to the effect that, as of July 12, 2010, and based on and subject to the assumptions made, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley, as described in its opinion, the Offer Price to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Houlihan Lokey's opinion was to the effect that, as of July 12, 2010, and based on and subject to the matters described in its opinion, the $12.75 per share consideration to be received in the Offer and the Merger, taken together, by holders of shares of Company Common Stock (other than Parent, Sub and their respective affiliates) was fair, from a financial point of view, to such holders. (The projections which Morgan Stanley and Houlihan Lokey utilized were delivered to them by the Company's management prior to this meeting, and the "upside case" of those projections was identical to the projections delivered to Parent by the Company during its due diligence on the Company. For more information regarding the projections supplied by the Company, see "Item 8: Additional Information—Projections" of this Statement.) After deliberation, the Special Committee then unanimously approved the transactions contemplated by the Merger Agreement for purposes of applicable Minnesota law, and recommended approval to the full Board.

        The Special Committee then adjourned and the full Board convened a meeting. The Board, after further deliberation, then unanimously (i) approved the Merger Agreement, including the Top-Up Option contained therein, the Offer and the Merger; (ii) determined that the terms of the Offer, the Merger and the Merger Agreement were fair to and in the best interests of the holders of the Company's shares of common stock; and (iii) recommended that such holders accept the Offer and tender their shares into the Offer and, if a shareholder meeting to approve the Merger were necessary, such holders vote any shares held by them at such time in favor of the Merger.

        On the evening of July 12, 2010, the Merger Agreement was executed by the Company and Parent. Prior to the U.S. Exchanges opening on July 13, 2010, Parent and the Company issued a press release announcing the execution of the Merger Agreement. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

        On July 26, 2010, Purchaser commenced the Offer.

Reasons for the Board's Recommendation

        In evaluating the Merger Agreement and the transactions contemplated thereby, and making its recommendations to the holders of Shares, the Board consulted with the Company's senior management, legal counsel and Morgan Stanley and considered a number of factors. The Board viewed the following material factors as supporting its recommendation to the holders of Shares.

        The Board did not assign relative weights to the following factors or determine that any one factor was of particular importance relative to the other factors. Rather, the members of the Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

  •
  Industry Trends.  The Board considered the current and prospective conditions in the telecommunications industry, including continued and expected low growth rates in the telecommunications equipment industry, the consolidation of carriers, the potential for further consolidation, recent flat or declining capital expenditures by carriers and the potential for remaining carriers to streamline their procurement processes. The Board considered the current and prospective climate in the telecommunications equipment industry as a result of the broader industry trends including carrier consolidation, resulting in the increased scale of the Company's customers and the accompanying increased buying power of those large-scale customers. Within this industry, the Board considered the need for increased scale in order to remain competitive among telecommunications equipment manufacturers and to meet the increasing demands of its customers. The Board also considered the competitive challenges and pressures that could arise if the Company elected to remain independent and its competitors combined with each other or a third party.

  •
  Financial Condition and Prospects of the Company.  The Board considered the Company's current and historical financial condition, results of operations and business, and its prospects and business strategy going forward, including the risks and uncertainties associated with the implementation of the Company's strategic plans, particularly in light of the current and foreseeable market conditions. The Board also considered analyses of market conditions prepared by Morgan Stanley at the request of the Board.

  •
  Alternatives to Sale Transaction.  The Board considered possible strategic alternatives and business opportunities for the Company, including an analysis performed by a third-party consultant engaged by the Board to evaluate the Company's business strategy if it were to remain independent and continue to do business in the segments in which it is currently operating. The consultant's analysis and the Board's consideration of this analysis took into account the risks inherent in remaining independent, the risks associated with achieving and executing the Company's business plan and the prospects of the Company going forward as an independent entity. To provide assurance that the Board would receive an independent view of the Company as a stand-alone operation, the consultant engaged by the Board was unaware of the discussions and negotiations between the Company and each of Parent and Company A, and its analysis was prepared and its conclusions were presented to the Board without knowledge of such discussions and negotiations. See "—Background of the Offer and Merger."

  •
  Alternative Sale Transaction.  The Board considered the fact that, in addition to the discussions and negotiations with Parent which culminated in the execution of the Merger Agreement and the commencement of the Offer, the Company engaged in extensive discussions and negotiations with Company A regarding an alternative transaction. The Board considered Parent and Company A to be two of the strongest and most likely potential strategic buyers of the Company. The discussions with Company A started in the summer of 2009. Initially, the discussions with Company A involved a proposed business combination short of an acquisition of the Company and, later, the discussions with Company A evolved into discussions regarding the possible sale of the Company. These discussions and negotiations were conducted in parallel with the discussions and negotiations with Parent and continued until the execution of the Exclusivity Agreement with Parent on the evening of July 11, 2010 (the night before the Company executed the Merger Agreement with Parent and Purchaser), and included, among other discussions and negotiations, extensive negotiations regarding the terms of a merger agreement with respect to such alternative transaction. These discussions and negotiations are described in more detail under "—Background of the Offer and Merger."

  •
  Premium to Market Price.  The Board considered the current and historical market prices of the Shares and the fact that the offer price of $12.75 net per Share represented a premium of: approximately 44% over the closing price of the Company's common stock on July 12, 2010, the last trading day prior to announcement of the Offer; approximately 65% over the closing price of the Company's common stock on June 11, 2010, approximately one month prior to July 12, 2010; approximately 140% over the 52-week low closing price of the Company's common stock; and approximately 31% over the 52-week high closing price of the Company's common stock.

  •
  Comparative Timing, Execution and Regulatory Risk Analysis.  The Board considered the risks associated with the timing and executions of the Offer and the Merger. The Board also considered the risk of regulatory delays in, or impediments to, the completion of the Offer and the Merger. The Board, in particular, considered the more favorable comparative risk profile (in terms of timing, execution and regulatory risks) posed by the Offer and the Merger compared to the risk profile of an alternative transaction with Company A.

  •
  Terms of Merger Agreement.  The Board considered the terms of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, the termination fee payable by the Company and the fact that such terms and termination fee are favorable to the Company's shareholders, particularly in comparison to the terms offered by Company A.

  •
  Opinion of Morgan Stanley.  The Board considered the opinion of Morgan Stanley, delivered orally to the Board on July 12, 2010, and subsequently confirmed in writing, that, as of such date and based upon and subject to assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth therein, the $12.75 per Share in cash to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated July 12, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of Morgan Stanley is attached to this Statement as Annex B and is incorporated herein by reference. For a further discussion of the Morgan Stanley opinion, see "—Opinion of Morgan Stanley & Co. Incorporated" below.

  •
  Opinion of Houlihan Lokey.  The Board considered Houlihan Lokey's financial presentation and opinion, dated July 12, 2010, to the Board with respect to the fairness, from a financial point of view and as of the date of the opinion, of the $12.75 per Share consideration to be received in the Offer and the Merger, taken together, by holders of the Shares (other than Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, as more fully described below under the caption "—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."

  •
  Cash Tender Offer; Certainty of Value.  The Board considered that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash, thereby providing the Company's shareowners with the certainty of the value of their consideration and the ability to realize immediate value for their investment.

  •
  No Financing Condition.  The Board considered the lack of financing condition in the Merger Agreement and Parent's representation that it has available cash resources and immediately available financing in an amount sufficient to enable Purchaser to purchase Shares pursuant to the Offer and to consummate the Merger and perform its obligations under the Merger Agreement.

  •
  Timing of Completion.  The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer. In addition, the Board considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, as well as the likelihood of receiving required regulatory approvals, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

  •
  Top-Up Option.  The Board considered that the Top-Up Option granted to Purchaser (which may be exercised by Purchaser only once Purchaser has acquired at least a majority of the outstanding Shares in the Offer, thus obtaining control of the Company, and made payment in respect of all Shares tendered into the Offer) could permit Purchaser to consummate the Merger more quickly as a short-form merger under the MBCA and facilitate expedited payment of the Offer Price to holders of Shares not tendered into the Offer, while preserving the rights of such holders to exercise dissenters' rights under the MBCA.

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals.  The Board considered the Company's ability, under certain circumstances, to engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, has made a bona fide Acquisition Proposal (as that term is defined in the Merger Agreement) that the Board reasonably believes is or will lead to a Superior Proposal (as that term is defined in the Merger Agreement), if the Board determines in good faith, after consultation with outside legal counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law.

  •
  Ability to Terminate the Merger Agreement to Accept a "Superior Proposal."  The Board considered the Company's ability, following receipt of a Superior Proposal after the date of the Merger Agreement, to change its recommendation with respect to the Offer or the Merger and terminate the Merger Agreement if certain conditions are satisfied, including, if the Company delivers notice that the Board intends to change its recommendation in connection with a Superior Proposal and the Company does not receive from Parent within three business days a written proposal to amend the terms of the Merger Agreement that the Board of Directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, to be at least as favorable, from a financial point of view, to the Company's shareowners than the transactions described in the Superior Proposal Notice.

  •
  Required Approvals.  The Board considered the fact that the Merger Agreement provides that each of Parent and Purchaser will promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), laws analogous to the HSR Act existing in foreign jurisdictions, the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger. In addition, the Board considered the fact that no approval by Parent's stockholders is required to complete the Offer and Merger.

  •
  Mandatory Extension of Offer.   The Board considered Purchaser's obligation, subject to certain exceptions, to extend the Offer in the event that, as of a scheduled expiration date, all conditions have not been satisfied or waived.

  •
  Reasonableness of Termination Fee.  The Board considered the termination fee of $38,000,000, or approximately 3% of the Company's enterprise value, assuming the $12.75 per Share consideration, that could become payable pursuant to the Merger Agreement under certain circumstances (including if the Company terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the Board changes its recommendation with respect to the Offer or the Merger) and the Board's conclusion that the termination fee of $38,000,000 is within the range of reasonable termination fees for transactions of this type.

  •
  Dissenters' Rights.  The Board considered the availability of dissenters' rights with respect to the Merger for the Company's shareholders who properly exercise their rights under the MBCA, which would give the Company's shareholders the ability to dispute that the Offer Price is the "fair value" of their Shares at the completion of the Merger.

        In evaluating the Merger Agreement and the transactions contemplated thereby, and making its recommendation to the holders of Shares, the Board (in consultation with the Company's senior management, legal counsel and Morgan Stanley) considered a number of risks, uncertainties and other countervailing factors. The Board considered the following material risks, uncertainties and other countervailing factors in formulating its recommendation.

  •
  No Shareholder Participation in Future Earnings or Growth.  The Board considered that tendering Shares in the Offer and consummating the Merger would preclude the Company's shareholders from having an opportunity to participate in the Company's future earnings growth and future profits.

  •
  Effect of Failure to Complete Transaction.  The Board considered the fact that failure to complete the Offer and the Merger may cause substantial harm to relationships with the Company's employees, suppliers and customers.

  •
  Effect of Pending Transaction and Interim Restrictions on Business.  The Board considered that the pending transactions may divert management and employee attention away from the day-to-day operation of the Company's business. The Board also considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

  •
  Interests of Management.  The Board considered the fact that some of the Company's executives, including the President and Chief Executive Officer, who is a member of the Board, may have interests in the Offer and the Merger that are different from, or in addition to, those of the Company's shareowners, as a result of the agreements referred to in Item 3 of this Statement and their holdings of RSUs, PSUs and SPLTI Rights as referenced in Item 3 of this Statement.

  •
  Limitations on Ability to Respond to Certain Unsolicited Takeover Proposals.  The Board considered the fact that, except under certain circumstances described in the Merger Agreement, the Merger Agreement prohibits the Company and its subsidiaries and representatives from soliciting or responding to alternative transactions to the Offer and the Merger.

  •
  Required Regulatory Approvals.  The Board considered the fact that regulatory approvals and third party consents are required to consummate the Offer and considered the prospects for receiving any such approvals and consents, if necessary. In particular, the waiting periods must have expired or terminated under the HSR Act and laws analogous to the HSR Act existing in foreign jurisdictions. The Board also considered the fact that, despite the obligation of Parent to use reasonable best efforts with respect to obtaining certain regulatory approvals, under the terms of the Merger Agreement, Parent would not be required to agree to or accept any (a) limitations on the ability of Parent to vote the capital stock of the Company or the Surviving Corporation on any matter, (b) any divestitures by Parent, the Company or any of their respective subsidiaries, of shares of capital stock or of any business, assets, rights or property of Parent or its subsidiaries, or of the Company or its subsidiaries, or the imposition of any limitations on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

  •
  Taxable Consideration.  The Board considered the fact that the all cash Offer Price and Merger Consideration would be taxable to the Company's shareholders for U.S. federal income tax purposes.

  •
  Parent's Termination Right if a Majority of Shares are not Tendered.  The Board considered Parent's right to terminate the Offer and the Merger Agreement in the event that, sixty days after all conditions (other than the condition that a number of Shares has been validly tendered and not withdrawn that, together with the Shares then-owned by Parent and/or Purchaser, represents a majority of the total number of Shares outstanding on a fully diluted basis) have been satisfied or waived, a majority of the Shares have not been tendered into the Offer.

Opinion of Morgan Stanley & Co. Incorporated

        Morgan Stanley was retained by the Board to provide it with financial advisory services and a financial opinion in connection with the proposed transaction. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Board on July 12, 2010, Morgan Stanley rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing that, as of that date, based upon and subject to the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares.

        The full text of Morgan Stanley's written fairness opinion, dated July 12, 2010, is attached as Annex B to this document. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley's opinion is directed to the Board and addresses only the fairness from a financial point of view of the Offer Price pursuant to the Merger Agreement to holders of Shares as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation to any shareowner of the Company as to whether to participate in the Offer or how to vote at any shareowners' meeting related to the Merger or take any other action with respect to the proposed transaction.

        In arriving at its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

  •
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  •
  reviewed certain financial projections prepared by the management of the Company;

  •
  reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

  •
  discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

  •
  reviewed the pro forma impact of the Merger on Parent's earnings per share, cash flow, consolidated capitalization and financial ratios;

  •
  reviewed the reported prices and trading activity for Shares;

  •
  compared the financial performance of the Company and the prices and trading activity of Shares with that of certain other publicly-traded companies comparable with the Company, and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in certain discussions and negotiations among representatives of the Company and Parent and certain parties and their financial and legal advisors;

  •
  reviewed the Merger Agreement and certain related documents; and

  •
  performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, which information formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Offer and the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed offer and merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed offer and merger. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

        In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's fairness opinion.

        For purposes of its financial analyses, Morgan Stanley relied on three sets of projections prepared by the Company's management: a downside case, a base case and an upside case (collectively and as adjusted as explained below, the "Company Projections").

        For the purposes of its financial analysis, when Morgan Stanley calculated the Company's current amount of cash and cash equivalents, it adjusted for actual and projected proceeds, based on the Company management figures, related to the sale of the Company's holdings of certain auction rate securities since the Company's last reported balance sheet information as of April 2, 2010. Morgan Stanley also included in the current amount of cash and cash equivalents the $56.5 million in proceeds the Company has received from its announced settlement agreement with Merrill Lynch regarding certain auction rate securities. Morgan Stanley also included in cash and cash equivalents certain of the Company's investments in corporate commercial paper, CDs and bonds as well as government bonds, which are classified as current and long-term available-for-sale securities on the Company's balance sheet.

ADC Trading Range Analysis

        Morgan Stanley reviewed the historical trading range of Shares for various periods ending July 9, 2010.

        Morgan Stanley noted that, as of July 9, 2010, the closing price for Shares was $8.83.

        Morgan Stanley also noted that, for the last twelve months ended July 9, 2010 the maximum closing price for Shares was $9.70, the minimum closing price for Shares was $5.31 and the volume-weighted average price, rounded to the nearest $0.25, was $7.50.

ADC Equity Research Price Target Analysis

        Morgan Stanley reviewed the price targets for the Shares prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market-trading price of Shares and are not discounted to reflect present value. The range of undiscounted price targets for Shares as of July 9, 2010 was $8.00 to $13.00, with a median of $10.00.

        In order to better compare the published price targets with the Offer Price for each Share, Morgan Stanley discounted the published price targets by an assumed cost of equity of 14.0% for an illustrative one-year period. On a discounted basis, rounded to the nearest $0.25, the range of price targets for Shares as of July 9, 2010, was $7.00 to $11.50, with a median of $8.75.

        The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Company Analysis

        Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for the Company corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with the Company. The following list sets forth the selected comparable companies that were reviewed in connection with this analysis:

  •
  ADTRAN, Inc.

  •
  Alcatel-Lucent SA

  •
  Belden, Inc.

  •
  CommScope, Inc.

  •
  LM Ericsson Telefon AB

  •
  Powerwave Technologies, Inc.

  •
  Tellabs, Inc.

  •
  Parent

        Morgan Stanley analyzed the following statistics for comparative purposes:

  •
  the ratio of the aggregate value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to estimated earnings before interest, taxes, depreciation and amortization ("EBITDA"), as adjusted for certain items ("adjusted EBITDA") for calendar year 2010; and

  •
  the ratio of stock price to estimated earnings per share, as adjusted for certain items ("adjusted EPS") for calendar year 2011.

        The following table reflects the results of the analysis and the corresponding multiples for the Company based on the representative ranges of adjusted EBITDA and adjusted EPS estimates for these companies:

	Aggregate Value / 2010E Adjusted EBITDA	Stock Price / 2011E Adjusted EPS
Range Derived from Comparable Companies	6.0x - 7.0x	10.0x - 13.0x
Implied Per Share Value of ADC Common Stock, Rounded to the Nearest $0.25
—Downside Case	$8.75 - 10.00	$5.25 - 7.00
—Base Case	$9.00 - 10.25	$7.50 - 9.75
—Upside Case	$9.00 - 10.50	$9.75 - 12.75

No company utilized in the comparable company analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

        Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future price of a company's common equity as a function of the company's future earnings and an assumed stock price to next-twelve-months adjusted EPS multiple. The resulting value is subsequently discounted to arrive at an estimate of the present value for the company's potential future stock price.

        Morgan Stanley calculated ranges of implied equity values per share for the Company as of June 30, 2010. In arriving at the estimated equity values per Share, Morgan Stanley applied both a 15.0x and 12.0x stock price to next-twelve-months adjusted EPS multiple to the Company's expected 2011 and 2012 adjusted EPS as of September 30, 2010 and September 30, 2011, respectively, to calculate a potential future stock price. Morgan Stanley then discounted that equity value to June 30, 2010 using an assumed cost of equity of 14.0%.

        Based on these calculations, this analysis implied value ranges for Shares, rounded to the nearest $0.25, as shown on the table below.

	12.0x Stock Price / Next-Twelve-Months Adjusted EPS	15.0x Stock Price / Next-Twelve-Months Adjusted EPS
Implied Per Share Value of ADC Common Stock, Rounded to the Nearest $0.25
—Downside Case	$5.75 - 6.25	$7.25 - 7.75
—Base Case	$8.50 - 9.25	$10.75 - 11.50
—Upside Case	$11.00 - 12.25	$13.75 - 15.25

Discounted Cash Flow Analysis.

        Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the Company. Morgan Stanley calculated a range of implied equity values per share of common stock of the Company based on estimates of future cash flows for calendar years 2010 through 2015. In preparing its analysis, Morgan Stanley relied upon Company Projections with respect to the future financial performance of the Company for fiscal years 2010 through 2013 (downside case and base case) or 2012 (upside case). The forecasts for 2013 or 2014 through 2015 used in the discounted cash flow analysis were extrapolated from the last year of estimates in the Company Projections and were reviewed and approved by the Company's management. Morgan Stanley first calculated the estimated "unlevered free cash flows" (calculated as adjusted EBITDA less taxes at a normalized rate of 35% on adjusted operating income, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and, if applicable, less restructuring charges) of the Company for the period from June 30, 2009 to September 30, 2015, assuming a normalized tax rate of 35.0%. Morgan Stanley then calculated a terminal value for the Company by applying a range of perpetual growth rates to the unlevered free cash flow after 2015 ranging from 3.0% to 3.5%. These values were then discounted to present values as of June 30, 2010 assuming a range of discount rates between 12.0% and 14.0% to calculate an aggregate value for the Company. This aggregate value was further adjusted for the Company's total debt, minority interest, cash and cash equivalents, to calculate a range of implied equity value per share. Morgan Stanley also separately calculated the present value of certain of the Company's tax assets, including the Company's existing U.S. federal net operating loss carry-forwards and existing goodwill amortization, which was then added to the aggregate value of the Company. In calculating the present value of the Company's tax assets, Morgan Stanley assumed a 35% tax rate on U.S. income and used the same range of perpetual growth rates and discount rate assumptions as used to calculate the present value of the unlevered free cash flows.

	Excluding the Company's Tax Assets	Including the Company's Tax Assets
Implied Per Share Value of ADC Common Stock, Rounded to the Nearest $0.25
—Downside Case	$6.50 - 8.00	$8.25 - 10.00
—Base Case	$8.75 - 10.75	$11.00 - 13.25
—Upside Case	$9.25 - 11.75	$12.00 - 14.50

Premiums Paid Analysis

        Morgan Stanley reviewed the premiums paid in acquisition transactions from September 2004 to July 2010. The acquisition transactions reviewed by Morgan Stanley were limited to those transactions that involved all-cash consideration with a transaction value greater than $500 million and where the target company was a U.S.- or Canadian-based public company in the technology industry. Morgan Stanley reviewed the premium paid to the target company's stock price 30 days prior to the announcement date for each transaction. In certain cases, the premium was adjusted to reflect the presence of information or speculation in the public domain regarding a transaction prior to the formal announcement date. Morgan Stanley noted that, for the last 50 transactions, the median premium paid was 34%, with the top of the third quartile being 43% and the top of the first quartile being 25%.

        Morgan Stanley applied a premium range of 25% to 45% to the Company's stock price as of July 9, 2010 of $8.83. The range of the Company's implied stock prices, rounded to the nearest $0.25, was $11.00 to $12.75.

        No company or transaction utilized in the premiums paid analysis is identical to the Company, Parent or this specific transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company and Parent, such as the impact of competition on the business of the Company, Parent or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company, Parent or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions to which they are being compared.

Illustrative Financial Sponsor Analysis

        Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor would effect a leveraged buyout of the Company. Morgan Stanley assumed a transaction date of September 30, 2010 and a ratio of total debt to last-twelve-months adjusted EBITDA at the transaction date of 4.0x. Morgan Stanley also assumed a subsequent exit transaction by the financial sponsor at September 30, 2013 with a valuation of the Company realized by the financial sponsor in such subsequent exit transaction based on a 6.0x aggregate value to next-twelve-months adjusted EBITDA ratio and the Company's estimated total debt and cash and cash equivalents balances as of September 30, 2013. The implied acquisition price per share paid by the financial sponsor was based on a target range of internal rates of return for the financial sponsor between September 30, 2010 and September 30, 2013 of 20% to 25%.

        Based on this analysis, the range of implied acquisition prices per share is shown in the table below.

Implied Per Share Value of ADC Common Stock, Rounded to the Nearest $0.25
—Downside Case	$7.75 - 8.25
—Base Case	$9.25 - 10.00
—Upside Case	$10.00 - 10.75

General

        In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the Offer Price pursuant to the Merger Agreement from a financial point of view, to the holders of Shares and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

        The offer price was determined through arm's-length negotiations between the Board and Parent and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Board or that any specific offer price constituted the only appropriate offer price for the Offer and/or the Merger.

        Morgan Stanley's opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement and to recommend the Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Offer Price or of whether the Board would have been willing to recommend a different offer price.

        Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Parent, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. During the two fiscal years prior to the date of Morgan Stanley's opinion, Morgan Stanley provided financial advisory and financing services for Parent and the Company and received fees in connection with such services. Morgan Stanley may also seek to provide such services to Parent in the future and expects to receive fees for the rendering of these services.

        For a description of the terms of Morgan Stanley's engagement, see the discussion under Item 5 below.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

        The Company retained Houlihan Lokey to render an opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $12.75 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates). On July 12, 2010, at a meeting of the Board held to evaluate the Offer and the Merger, Houlihan Lokey rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated July 12, 2010, to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, qualifications and limitations in the review undertaken and other matters considered by Houlihan Lokey in the preparation of its opinion, the $12.75 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        Houlihan Lokey's opinion was furnished for the use and benefit of the Board (in its capacity as such) in connection with its evaluation of the $12.75 per Share consideration, only addressed the fairness, from a financial point of view, of such consideration and did not address any other aspect or implication of the Offer or the Merger. The summary of Houlihan Lokey's opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C. Houlihan Lokey's opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. Houlihan Lokey's opinion was not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer or the Merger.

        In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

  •
  reviewed the Merger Agreement;

  •
  reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

  •
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by or on behalf of the Company's management relating to the Company under alternative business scenarios for the fiscal years ending September 30, 2010 through September 30, 2015;

  •
  spoke with certain members of the Company's management and certain of its representatives and advisors regarding (a) the business, operations, financial condition and prospects of the Company, and (b) the Offer and the Merger and related matters;

  •
  compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

  •
  considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

  •
  reviewed the current and historical market prices and trading volume for Shares, and the historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

  •
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

        Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, the Company's management advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company under the alternative business scenarios reflected therein, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey or the Company's recent public filings that would be material to Houlihan Lokey's analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In addition, Houlihan Lokey relied upon, without independent verification, the assessments of the Company's management as to (i) the existing and future products, technology and intellectual property of the Company and the risks associated with such products, technology and intellectual property, and (ii) regulatory matters and industry trends relating to, and the potential impact thereof on, the business of the Company. Houlihan Lokey assumed, with the Company's consent, that there would be no developments with respect to any of the foregoing that would have an effect on the Company or the Offer and the Merger that would be material to Houlihan Lokey's analyses or opinion.

        Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement are true and correct, (b) each party to the Merger Agreement would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement, without any amendments or modifications. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complied in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Offer and the Merger that would be material to Houlihan Lokey's analyses or opinion.

        Furthermore, in connection with Houlihan Lokey's opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey relied upon, without independent verification, the assessments of the Company's management and the Company's public filings as to certain outstanding litigation relating to, and pension and other liabilities of, the Company and assumed, with the Company's consent, that there would be no developments relating to any such liabilities that would be material to Houlihan Lokey's analysis or opinion. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of the Company or any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

        Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Offer or the Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Offer or the Merger, (b) negotiate the terms of the Offer or the Merger, or (c) advise the Board, the Company or any other party with respect to alternatives to the Offer or the Merger. Houlihan Lokey's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey's opinion did not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for Shares. Houlihan Lokey did not express any opinion as to the price or range of prices at which Shares would trade at any time.

        Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger (other than the per Share consideration to the extent expressly specified in Houlihan Lokey's opinion) or otherwise, including, without limitation, any repurchase or restructuring of, or other transactions or arrangements relating to, outstanding convertible notes of the Company, (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey's opinion, (iv) the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company's or any other party's security holders or other constituents vis-à-vis any other class or group of the Company's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the per Share consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from appropriate professional sources. Furthermore, Houlihan Lokey relied, with the Company's consent, on the assessments by the Company and its advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Offer and the Merger. The issuance of Houlihan Lokey's opinion was approved by an internal Houlihan Lokey committee authorized to approve opinions of this nature.

        In preparing its opinion to the Board, Houlihan Lokey performed a variety of analyses, including those described below. This summary is not a complete description of Houlihan Lokey's opinion or the financial analyses performed and factors considered by Houlihan Lokey in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various quantitative and qualitative judgments and determinations as to the most appropriate and relevant financial, comparative and other analytical methods employed and the adaptation and application of those methods to the particular facts and circumstances presented. Therefore, a financial opinion and its underlying analyses are not readily susceptible to summary description. Houlihan Lokey arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, and factors or focusing on information presented in tabular format, without considering all analyses, methodologies, and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey's analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

        In performing its analyses, Houlihan Lokey considered industry performance, general business, economic, market and financial conditions and other matters as they existed on, and could be evaluated as of, July 12, 2010, many of which are beyond the Company's control. Accordingly, the information may not reflect current or future market conditions. No company, business or transaction used in the analyses for comparative purposes is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations, judgments, and assumptions concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. Houlihan Lokey believes that mathematical derivations (such as determining an average or median) of financial data are not by themselves meaningful and should be considered together with judgments and informed assumptions. The assumptions and estimates contained in Houlihan Lokey's analyses and the reference ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which assets, businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Houlihan Lokey's analyses are inherently subject to substantial uncertainty.

        Houlihan Lokey's opinion and financial analysis provided to the Board in connection with its evaluation of the per Share consideration, from a financial point of view, were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. Houlihan Lokey was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of the consideration payable in the Offer and the Merger was determined through negotiation between the Company and Parent, and the decision to enter into the Offer and the Merger was solely that of the Board.

        The following is a summary of the material financial analyses reviewed by Houlihan Lokey with the Board in connection with Houlihan Lokey's opinion dated July 12, 2010. The order of analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The financial analyses summarized below include information presented in tabular format. In order to fully understand Houlihan Lokey's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying and the qualifications and evaluations affecting the analyses, could create a misleading or incomplete view of Houlihan Lokey's financial analyses. The implied per Share references ranges for the Company set forth below were calculated after taking into account, among other things, payments received by the Company as disclosed in the Company's public filings in connection with its recently settled litigation relating to its purchase of certain auction-rate securities and the estimated present values of (i) net operating loss carryforwards anticipated by the Company's management to be utilized by the Company, (ii) earn-out payments as estimated by the Company's management relating to the Company's prior acquisition of Shenzhen Century Man Communication Equipment Co., Ltd. and certain affiliated entities and (iii) estimated costs as disclosed in the Company's public filings relating to certain outstanding litigation involving the Company.

  Selected Companies Analysis

        Houlihan Lokey reviewed financial information of the Company and financial and stock market information for the following nine selected publicly held companies with operations in the broadband communications network infrastructure industry, which is the industry in which the Company operates:

  •
  ADTRAN, Inc.

  •
  Alcatel-Lucent

  •
  Arris Group, Inc.

  •
  Belden Inc.

  •
  CommScope, Inc.

  •
  LM Ericsson Telephone Co.

  •
  Powerwave Technologies, Inc.

  •
  Tellabs, Inc.

  •
  Parent

Houlihan Lokey reviewed, among other things, enterprise values of the selected companies, calculated as market value, based on reported fully-diluted common shares outstanding and closing stock prices on July 9, 2010, plus debt outstanding, preferred stock, and minority interest, less cash and cash equivalents, as multiples of latest 12 months and estimated one fiscal year forward and two fiscal years forward (calendarized for the Company's September 30 fiscal year-end) revenue and earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted for certain items, referred to as adjusted EBITDA. Houlihan Lokey then applied a range of selected multiples of latest 12 months, one fiscal year forward, and two fiscal years forward revenue and adjusted EBITDA derived from the selected companies to the Company's latest 12 months (as of May 31, 2010) and fiscal years ending September 30, 2010 and 2011 revenue and adjusted EBITDA. Financial data for the Company were based on internal latest 12 months data and the base case projections prepared by the Company's management. Financial data for the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. This analysis indicated the following implied per Share reference ranges for the Company, as compared to the $12.75 per Share consideration:

Implied Per Share Reference Range Based On:
Per Share Consideration
	Revenue	Adjusted EBITDA
Latest 12 Months (as of May 31, 2010)	$8.92 - $11.06	$7.01 - $ 9.24
Fiscal Year Ending September 30, 2010	$8.67 - $10.90	$7.30 - $ 9.91	$12.75
Fiscal Year Ending September 30, 2011	$8.39 - $10.71	$7.27 - $10.20

  Selected Transactions Analysis

        Houlihan Lokey reviewed transaction values of the following 27 selected transactions announced between July 1, 2006, and July 9, 2010, involving companies with operations in the broadband communications network infrastructure industry, which is the industry in which the Company operates:

Acquiror	Target
• HgCapital and CPS Partners LLP	• Manx Telecom Ltd.
• Francisco Partners II, L.P.	• EF Johnson Technologies, Inc.
• Comtech Telecommunications Corp.	• CPI International, Inc.
• JDS Uniphase Corporation	• Agilent Technologies, Inc.
• ZelnickMedia LLC; Sankaty Advisors LLC, GSO Capital Partners LP; S.A.C. Private Capital Group, LLC	• Airvana, Inc.
• Carlisle Companies Incorporated	• Electronic Cable Specialists, Inc.
• Aviat Networks, Inc.	• Telsima Corp.
• Ikanos Communications, Inc.	• Conexant Systems, Inc. (Broadband Access Product Lines)
• Miranda Technologies Inc.	• NVISION, Inc.
• Gilo Ventures LLC	• Vyyo Inc.
• Brocade Communication Systems, Inc.	• Foundry Networks, Inc.
• Comtech Telecommunications Corp.	• Radyne Corporation
• Digi International Inc.	• Sarian Systems, Ltd.
• Rostelecom OAO	• RTComm.RU, OJSC
• Resilience Capital Partners, LLC	• ASC Signal Corporation
• Arris Group, Inc.	• C-Cor, Incorporated
• Ashmore Investment Management Limited	• ECI Telecom Ltd.
• CommScope, Inc.	• Andrew Corporation
• AVX Corporation	• American Technical Ceramics Corp.
• Harris Corporation	• Multimax, Inc.
• Sierra Wireless, Inc.	• AirLink Communications, Inc.
• Laird plc	• Cushcraft Corporation
• Belden Inc.	• LTK Wiring Co.
• Motorola, Inc.	• Tut Systems, Inc.
• Motorola, Inc.	• Netopia, Inc.
• Aviat Networks, Inc.	• Stratex Networks, Inc.
• Thrane & Thrane A/S	• Thrane & Thrane Norge AS (Nera SatCom AS)

Houlihan Lokey reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company's equity, plus debt outstanding and preferred stock, less cash and cash equivalents, as multiples of such target companies' latest 12 months revenue and EBITDA. Houlihan Lokey then applied a range of selected multiples of latest 12 months revenue and EBITDA derived from the selected transactions to the Company's latest 12 months (as of May 31, 2010) revenue and adjusted EBITDA. Financial data for the Company were based on internal latest 12 months data prepared by the Company's management. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied per Share reference range for the Company, as compared to the $12.75 per Share consideration:

Implied Per Share Reference Range Based On:
		Per Share Consideration
Revenue	Adjusted EBITDA
$9.99 - $12.13	$9.24 - $11.47	$12.75

  Discounted Cash Flow Analysis

        Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the "unlevered free cash flows" (calculated as earnings before interest and taxes, as adjusted for certain items, less taxes at a normalized rate of 35% per the Company's management, less capital expenditures, less the amount of any increase or plus the amount of any decrease in net working capital, plus depreciation and amortization) that the Company was forecasted to generate through the fiscal year ending September 30, 2015. Estimated financial data of the Company utilized in this analysis were based on both the base case projections through fiscal year ending September 30, 2013 and the upside case projections through fiscal year ending September 30, 2012, each of which was prepared by the Company's management, and extrapolations provided to Houlihan Lokey, which were reviewed and approved by the Company's management, derived from such cases for subsequent periods through fiscal year ending September 30, 2015. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.5% to 3.5% to the Company's fiscal year 2015 estimated unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 10.0% to 12.0%. This analysis indicated the following implied per Share reference range for the Company, as compared to the $12.75 per Share consideration:

Implied Per Share Reference Range Based On:
		Per Share Consideration
Base Case	Upside Case
$10.35 - $14.08	$11.66 - $15.88	$12.75

Miscellaneous

        In the ordinary course of business, certain of Houlihan Lokey's affiliates, as well as investment funds in which such affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent or any other party that may be involved in the Offer and the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer and the Merger.

        Houlihan Lokey and certain of its affiliates in the past have provided certain financial advisory services to the Company and certain affiliates of Parent, for which Houlihan Lokey and such affiliates have received compensation. In addition, Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, Parent and their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

        For a description of the terms of Houlihan Lokey's engagement, see the discussion under Item 5 below.

(c)   Intent to tender.

        To the Company's knowledge after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Pursuant to a letter agreement dated February 2, 2010, the Company engaged Morgan Stanley to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Morgan Stanley a transaction fee of approximately $12 million, payable upon the earlier of the closing of a strategic transaction involving the Company or the Acceptance Time. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

        Pursuant to a letter agreement, dated July 10, 2010, the Company engaged Houlihan Lokey to render an opinion to the Board with respect to the $12.75 per Share consideration to be received in the Offer and the Merger, and the Company has agreed to pay Houlihan Lokey an aggregate fee for such services of $450,000, which is not contingent upon the successful completion of the Offer or the conclusion reached in such opinion. The Company also agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses incurred in connection with Houlihan Lokey's engagement, including fees and expenses of Houlihan Lokey's legal counsel, and to indemnify Houlihan Lokey for certain potential liabilities arising out of Houlihan Lokey's engagement.

        Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's shareowners concerning the Offer or the Merger.

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Except as set forth in Annex A and in the ordinary course of business in connection with the Company's employee benefit plans (including payroll contributions to the Company's 401(k) plan), during the past 60 days no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

Item 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

        Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (b) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, (c) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person, or (d) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Offer to Purchase, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

        Except as set forth in this Statement, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.    ADDITIONAL INFORMATION.

Projections

        The Company's management provided to Parent certain projected financial information concerning the Company in connection with Parent's due diligence review of the Company. The projections provided by the Company's management to Parent were a set of "upside" case projections. The Company's management provided to each of Morgan Stanley and Houlihan Lokey the same upside case projections as were provided to Parent, along with two additional sets of projections—a "downside" case and a "base" case.

        These projections are subjective in many respects and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous estimates and assumptions of the Company's management with respect to general business, economic, market and financial conditions and other matters. These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company's control. Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing these projections will be realized and actual results may be materially greater or less than those contained in these projections.

        The inclusion of the projections in this Statement should not be regarded as an indication that any of Parent, Purchaser, the Company or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because the Company made the "upside" case available to Parent in connection with Parent's due diligence review of the Company and because, in addition to the "upside" case, the "base" case and, for purposes of Morgan Stanley's financial analyses, the "downside" case were utilized by each of Morgan Stanley and Houlihan Lokey in its financial analyses in connection with its opinion. None of Parent, Purchaser, the Company, or any of their respective affiliates or representatives makes any representation to any person regarding the projections by virtue of their inclusion in this Statement. The Company does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

        The Company's projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles ("GAAP"), and the Company's independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

        The projections provided by the Company's management described above included the following:

	Downside Case (in millions)
	FY10	FY11	FY12	FY13
Revenue	$1,142	$1,124	$1,152	$1,204
Adjusted Gross Margin	416	395	404	422
Adjusted Operating Income	88	84	88	101
Free Cash Flow	51	72	74	78

	Base Case (in millions)
	FY10	FY11	FY12	FY13
Revenue	$1,142	$1,189	$1,272	$1,342
Adjusted Gross Margin	416	426	448	471
Adjusted Operating Income	88	106	124	145
Free Cash Flow	51	80	97	116

	Upside Case (in millions)
	Q1	Q2	Q3	Q4	Total	FY11	FY12
Revenue	$266	$274	$302	$300	$1,142	$1,283	$1,430
Adjusted Gross Margin	92	100	113	111	416	440	479
Adjusted Operating Income	10	18	30	29	88	128	157
EBITDA	22	30	42	41	134	172	199
Free Cash Flow					45	75	109

Section 14(f) Information Statement

        The Information Statement attached as Annex A to this Statement is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed, other than at a meeting of the Company's shareowners, to the Board and to constitute a majority of the Board, as described in the Information Statement, and is incorporated herein by reference.

Shareholder Litigation

        Beginning on July 14, 2010, ten putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District against various combinations of Parent, Purchaser, the Company, the individual members of the Board, and one of the Company's non-director officers. The complaints generally allege, among other things, that the members of the Board breached their fiduciary duties owed to the public shareowners of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareowners, and that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Parent; that certain provisions of the Merger Agreement unduly restrict the Company's ability to negotiate with rival bidders; and that Company shareowners have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of the Company against the individual members of the Board, alleging that the individual members of the Board are wasting corporate assets, abusing their ability to control the Company and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

        Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's shareowners. If Purchaser acquires less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger. If Purchaser purchases Shares pursuant to the Offer, Purchaser will own a sufficient number of Shares to ensure approval of the Merger Agreement and the Plan of Merger regardless of the vote of any other shareowners. Purchaser has agreed to vote all of its Shares in favor of the Merger Agreement and the Plan of Merger.

Minnesota Law

        Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, Section 302A.671 of the MBCA (the "Control Share Acquisition Act") and Section 302A.673 of the MBCA (the "Combination Act"). As described below, the Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions contemplated thereby so that these laws do not affect the ability of Parent and the Purchaser to consummate the Offer or the Merger.

Minnesota Control Share Acquisition Act

        The Company is currently subject to the Control Share Acquisition Act, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing publicly held Minnesota corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, including all shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all "interested shares" (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders' meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. These provisions do not apply if the issuing public corporation's articles of incorporation or bylaws approved by the corporation's shareholders provide that the statute is inapplicable or if there is an applicable exception.

        The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is "disinterested" if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Company's articles of incorporation and bylaws do not exclude the Company from the restrictions imposed by the Control Share Acquisition Act. However, because a special committee of disinterested directors of the Board has approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.671 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Minnesota Business Combination Act

        The Company is currently subject to the Combination Act, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any "business combination," including a merger, with an "interested shareholder" (defined generally as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation's board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an "interested shareholder" prior to the shareholder becoming an interested shareholder. Under the Combination Act, a director or person is "disinterested" if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. However, because a special committee of disinterested directors of the Board has approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.673 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

"Fair Price" Provision

        MBCA Section 302A.675 provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror's last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. However, because a special committee of disinterested directors of the Board has approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Takeover Disclosure Statute

        The Minnesota Takeover Disclosure Law (the "Takeover Disclosure Statute"), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires the filing of a registration statement (the "Minnesota Registration Statement") with specified disclosures with the Minnesota Commissioner of Commerce (the "Commissioner") with respect to any tender offer for shares of a corporation, such as the Company, that (i) has its principal place of business or principal executive office in Minnesota, or owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and (ii) has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Purchaser will file the Minnesota Registration Statement with the Commissioner on the date of the Offer to Purchase. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner will review the Minnesota Registration Statement for the adequacy of disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of the filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide adequate disclosure under Chapter 80B of the Minnesota Statutes. If this summary suspension occurs, the Commissioner must hold a hearing within 10 calendar days of the summary suspension to determine whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action to suspend the effectiveness of the Offer, this action may have the effect of significantly delaying the Offer. In filing the Minnesota Registration Statement, the Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.

Antitrust Compliance

  U.S. Antitrust

        Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company currently anticipates filing a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on August 2, 2010. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after such filing, unless earlier terminated by the FTC or the Antitrust Division.

        However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after the Company's substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Tyco Electronics, Purchaser, the Company and the Antitrust Division or the FTC, as applicable. The Company intends to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

European Union Approval

        The Company also intends to seek approval of the Offer and the Merger in the European Union ("EU"). Since the transaction is reportable under local merger control rules in at least three countries in the EU, the transaction is eligible for a single review at the EU level pursuant to Article 4(5) of the European Union Council Regulation (EEC) No. 139/2004. The Company must first submit to the European Commission ("EC") a reasoned submission (Form RS) and, thereafter, a formal notification (Form CO). The EC has 25 business days (beginning on the first business day following the date on which a complete formal notification is received), which period may be extended to 35 business days under certain circumstances, to issue a decision as to whether to clear the Offer and the Merger or to initiate a formal investigation. The EC will initiate a formal investigation if it finds that the Offer and the Merger gives rise to serious doubts as to its compatibility with the European common market and such doubts cannot be satisfied by remedial commitments offered by the parties during the initial review period. Alternatively, the EC could decide at the end of the initial review period not to oppose the Offer and the Merger and declare it compatible with the European common market. If the EC initiates a formal investigation, it has 90 business days, which period may be extended by up to 35 business days under certain circumstances, following the decision to open the investigation to consider whether the Offer and the Merger will significantly impede effective competition in the European common market, or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position in any market within the European Economic Area. At the end of this period, the EC will issue a decision, either declaring the Offer and the Merger compatible with the European common market or prohibiting its implementation.

People's Republic of China

        Under the Antimonopoly Law and implementing regulations, certain acquisition transactions may not be consummated unless notification has been filed with the Chinese authorities and certain review period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The initial statutory review period is 30 working days from the date that the Chinese authorities deem the notification to be complete and formally accept it. The authorities may initiate a "Phase II" investigation which could extend the review period by 90 days or more.

Other Foreign Filings

        The Company and its subsidiaries own property and conduct business in a number of countries outside of the United States and the European Union. Based on the Company's review of the information currently available about the businesses in which the Company and its subsidiaries are engaged, in connection with the acquisition of Shares pursuant to the Offer and/or in the Merger, filings are required to be made under the antitrust and competition laws of a number of foreign jurisdictions, including Mexico, Russia and Ukraine, and may also be required to be made under the analogous laws of Brazil, Israel, Saudi Arabia, Taiwan and Vietnam. The Company expects to make all the necessary filings as expeditiously as possible.

Regulatory Review

        While the Company believes that either the required pre-merger notification approvals or exemptions can be obtained in each of these countries, the Company cannot be certain that such approvals or exemptions will be granted, and if such approvals or exemptions are granted, the Company cannot be certain as to the date of those approvals or exemptions. The Antitrust Division, the FTC, the EC and other foreign antitrust authorities frequently scrutinize the legality of transactions such as the acquisition of Shares pursuant to the Offer under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, divestiture of the Shares so acquired or divestiture of Parent's or the Company's substantial assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Purchaser will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

Dissenters' Rights

        No dissenters' rights are available in connection with the Offer. However, under the MBCA, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the

Merger and to receive payment in cash for the "fair value" of their Shares after the Merger is completed. The term "fair value" means the value of the Shares immediately before the Effective Time and may be less than, equal to or greater than the Offer Price. Any dilutive impact on the value of the Shares as a result of Parent's exercise of the Top-Up Option will not be taken into account in the determination of the "fair value" of the Shares.

        To be entitled to payment, the dissenting shareholder must not accept the Offer. In addition, if a vote of shareholders is required to approve the Merger under the MBCA, a dissenting shareholder also (i) must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder's Shares, (ii) must not vote in favor of the Merger and (iii) must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of such dissenters' rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters' rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

        If a vote of shareholders is required to approve the Merger under the MBCA, the notice and proxy or information statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters' rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

        Dissenters' rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareowners if the Merger is consummated. Shareowners who will be entitled to dissenters' rights in connection with the Merger will receive additional information concerning dissenters' rights and the procedures to be followed in connection therewith before such shareowners have to take any action relating thereto.

        This foregoing description of dissenters' rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA.

Item 9.    EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 26, 2010 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(F)	Summary Advertisement, dated July 26, 2010 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(1)(G)
Form of Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated July 26, 2010 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*
(a)(2)(B)	Letter to shareowners, dated July 26, 2010*
(a)(5)(A)	Transcript of conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 15, 2010).
(a)(5)(B)
Presentation materials from conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Tyco Electronics Ltd. on July 13, 2010).
(a)(5)(C)
Transcript from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 15, 2010).
(a)(5)(D)
Presentation materials from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 14, 2010).
(a)(5)(E)
Letter to employees of ADC Telecommunications, Inc. from Robert E. Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 13, 2010).
(a)(5)(F)	Letter to employees of ADC Telecommunications, Inc. from Tom Lynch, CEO of Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd on July 14, 2010).

Exhibit No.	Description
(a)(5)(G)	Key facts regarding Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).
(a)(5)(H)
Letter to Star Tribune newspaper in Minneapolis, Minnesota, from Robert Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 19, 2010)
(a)(5)(I)
Complaint filed by Lawrence Barone, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(8) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(J)
Complaint filed by Robert Freeman, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(9) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(K)
Complaint filed by Thomas Haller, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(10) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(L)
Complaint filed by Gunter Jacobius, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(11) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(M)
Complaint filed by Asbestos Workers Local Union 42 Pension Fund, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(12) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(N)
Complaint filed by Joel Gerber, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(13) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(O)
Complaint filed by Gary Novitsky, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(14) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(P)
Complaint filed by Michael Partansky, individually and on behalf of all others similarly situated, on July 16, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(15) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(Q)
Complaint filed by Brad Bjorkland and Karl A. Lacher, individually and on behalf of all others similarly situated, on July 20, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(16) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

Exhibit No.	Description
(a)(5)(R)	Complaint filed by Jack Borror and Pat Borror, individually and on behalf of all others similarly situated, on July 23, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(17) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(e)(1)
Agreement and Plan of Merger, dated as of July 12, 2010, by and among Tyco Electronics Ltd., Tyco Electronics Minnesota, Inc., and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on July 13, 2010)
(e)(2)
Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2010, by and among Tyco Electronics, Ltd., Tyco Electronics Minnesota, Ltd. and ADC Telecommunications, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(e)(3)
Executive Employment Agreement, effective August 13, 2003, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10-e to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003)
(e)(4)
Amendment to Employment Agreement, dated December 28, 2008, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009)
(e)(5)
Second Amendment to Employment Agreement, dated July 1, 2009, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 1, 2009)
(e)(6)
ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-a to the Company's Current Report on Form 8-K dated September 30, 2007)
(e)(7)	ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-d to the Company's Current Report on Form 8-K dated September 30, 2007)
(e)(8)
Confidentiality Agreement, dated March 26, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(e)(9)
Exclusivity Letter Agreement, dated July 11, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

*
Included in mailing of tender offer materials to the Company's shareowners by Parent.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ ROBERT E. SWITZ
Robert E. Switz Chairman, President, and Chief Executive Officer

Date: July 26, 2010

 Annex A

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

        This Information Statement is mailed on or about July 26, 2010, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of ADC Telecommunications, Inc. (referred to herein as "ADC", the "Company", "us", "our" or "ours") to the holders of record of shares of the common stock, par value $0.20 per share (together with the associated preferred stock purchase rights) (the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Tyco Electronics Ltd. ("Parent") to a majority of the seats on the board of directors of the Company (the "Board").

BACKGROUND

        On July 12, 2010, the Company entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated July 24, 2010, the "Merger Agreement") with Parent and Tyco Electronics Minnesota, Inc., an indirect wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase all outstanding Shares at a price per Share of $12.75 (the "Offer Price"). If the proposed tender offer is completed, the Offer Price will be paid net to the sellers in cash without interest, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareowners of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO filed by Parent and Purchaser with the United States Securities and Exchange Commission (the "SEC") on July 26, 2010.

        The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation under the laws of the State of Minnesota, and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by the Company, Parent or Purchaser, all of which will be cancelled, Shares owned by any subsidiary of Parent (excluding the Purchaser) or any subsidiary of the Company, all of which will be converted such that each subsidiary maintains its percentage ownership in the Surviving Corporation, and other than Shares held by shareowners who have properly exercised dissenters' rights under the Minnesota Business Corporation Act), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on July 26, 2010, and which is being mailed to shareowners of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        The Purchaser commenced the Offer on July 26, 2010. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire 12:00 Midnight, New York City time, on Monday, August 23, 2010, unless the Offer is extended by the Purchaser in accordance with the terms of the Merger Agreement.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

        The Merger Agreement provides that, after Purchaser first accepts Shares for payment pursuant to the Offer, Parent will be entitled (but not obligated) to designate the number of directors, rounded to the nearest whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors pursuant to the Merger Agreement, and (b) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company will cause Parent's designees to be elected or appointed to the Board, which may include increasing the number of directors and seeking and accepting resignations of incumbent directors, provided that, at all times prior to the consummation of the Merger, the Board will include at least three directors who were on the Board prior to Parent's designation of directors to the Board or who were appointed to the Board as described in the following sentence (the "Continuing Directors"). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below three, the remaining Continuing Directors or Continuing Director (if only one remains) will be entitled to designate any other person who is not an affiliate, shareholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director(s). Moreover, the Company will cause individuals designated by Parent to constitute the number of members, rounded to the nearest whole number, on each committee of the Board, and each board of directors of each subsidiary of the Company and each committee thereof (to the extent requested by Parent), that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law and the rules of the NASDAQ Global Select Market.

        Following the election or appointment of Parent's designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize (and such authorization will constitute the authorization of the Board): (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and (v) any other consent, action or recommendation by the Company or the Board relating to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith. Following the election or appointment of Parent's designees and until the consummation of the Merger, the Continuing Directors will have the authority to retain counsel and advisors and to institute any action on behalf of the Company to enforce the performance of the Merger Agreement.

Information with Respect to the Designees

        As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or any of its subsidiaries or other Potential Designee or has been involved in any transactions with the Company or any of its subsidiaries or any of the Company's directors, other nominees, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which any Potential Designee or any associate of any Potential Designee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

List of Potential Designees

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the Potential Designees are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. The business address of each Potential Designee is Tyco Electronics Ltd., Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. All Potential Designees listed below are United States citizens, except for Pierre R. Brondeau who is a citizen of France and Juergen W. Gromer who is a citizen of Germany.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Pierre R. Brondeau	52	Dr. Brondeau joined Parent's Board of Directors in June 2007, immediately following Parent's separation from Tyco International Ltd. ("Tyco International"). Dr. Brondeau has been President, Chief Executive Officer and a Director of FMC Corporation, a specialty chemical and agricultural products manufacturer, since January 1, 2010. Prior to joining FMC Corporation, he was President and Chief Executive Officer of Rohm & Haas Company, a U.S.-based manufacturer of specialty materials and a wholly owned subsidiary of the Dow Chemical Company, upon the April 2009 merger of Rohm & Haas Company and Dow Chemical Company until September 2009. From 2006 to 2009, Dr. Brondeau served as Executive Vice President of electronics materials and specialty materials of Rohm & Haas Company. He also has served as Vice-President, Business Group Executive, Electronic Materials, President and Chief Executive Officer, Rohm & Haas Electronic Materials LLC, and Regional Director, Europe, from 2003 to 2006, and previously as Vice-President, Business Group Director, Electronic Materials, President and Chief Executive Officer, Shipley

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		Company, LLC, from 1999 to 2003. Dr. Brondeau received a masters degree from Universite de Montpellier and a Doctorate from Institut National des Sciences appliquees de Toulouse.
Ram Charan	70
		Dr. Charan joined Parent's Board of Directors in June 2007, immediately following Parent's separation from Tyco International. Since 1978, Dr. Charan has served as an advisor to executives and corporate boards and provides expertise in corporate governance, global strategy and succession. Dr. Charan received a bachelor's degree from Banaras Hindu University and an MBA and a DBA from Harvard Business School.
Juergen W. Gromer	65
		Dr. Gromer joined Parent's Board of Directors in June 2007, immediately following Parent's separation from Tyco International. Dr. Gromer was President of Parent from April 1999 until he retired from that position on December 31, 2007. From September 2006 until Parent's separation from Tyco International, he also held the position of President of the Electronic Components Business segment of Tyco International. Dr. Gromer held a number of senior executive positions over the previous 16 years with AMP Incorporated, which was acquired by Tyco International in 1999. Dr. Gromer received his undergraduate degree and doctorate in physics from the University of Stuttgart. Dr. Gromer is a Director of WABCO Holdings Inc. and Marvell Technology Group Ltd. He is also Chairman of the Board of the Society for Economic Development of the District Bergstrasse/Hessen, a member of the Advisory Board of Commerzbank, and a Director of the Board and Vice President of the American Chamber of Commerce Germany.
Thomas J. Lynch	55
		Mr. Lynch serves on Parent's Board of Directors and has been Chief Executive Officer of Parent since January 2006 and was previously President of Tyco Engineered Products and Services since joining Tyco International in September 2004. Prior to joining Tyco International, Mr. Lynch was at Motorola where he was Executive Vice President and President and Chief Executive Officer, Personal Communications Sector from August 2002 to September 2004; Executive Vice President and President, Integrated Electronic Systems Sector from January 2001 to August 2002; Senior Vice President and General Manager, Satellite & Broadcast Network Systems, Broadband Communications Sector from February 2000 to January 2001; and Senior Vice President and General Manager, Satellite & Broadcast Network Systems, General Instrument Corporation from May 1998 to February 2000. Mr. Lynch holds a bachelor of science degree in commerce from Rider University. Mr. Lynch is a Director of Thermo Fisher Scientific Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Daniel J. Phelan	60	Mr. Phelan joined Parent's Board of Directors in June 2007, immediately following Parent's separation from Tyco International. Mr. Phelan has served as Chief of Staff of GlaxoSmithKline, a manufacturer of pharmaceuticals and consumer health related products, from May 2008 to the present and previously was Senior Vice President, Human Resources from 1994. Mr. Phelan is responsible for information technology, human resources, corporate strategy and development, world wide real estate and facilities, environmental health and safety, and global security. Mr. Phelan received bachelor's and law degrees from Rutgers University and a master's degree from Ohio State University.
Frederic M. Poses	67
		Mr. Poses joined Parent's Board of Directors as Chairman in June 2007, immediately following Parent's separation from Tyco International. Mr. Poses is Chief Executive Officer and Partner of Ascend Performance Materials, a private manufacturer of nylon related chemicals, resins and fibers for commercial and industrial products, since June 2009. He previously was Chairman and Chief Executive Officer of Trane Inc. (formerly American Standard Companies Inc.), a manufacturer and provider of air conditioning systems and services, vehicle control systems and bath and kitchen products, from 1999 until its acquisition by Ingersoll Rand in 2008. From 1998 to 1999, Mr. Poses was President and Chief Operating Officer of AlliedSignal, Inc., where he served in various capacities over his career, beginning in 1969. Mr. Poses holds a bachelor's degree in business administration from New York University. Mr. Poses is a Director of Raytheon Company.
Lawrence S. Smith	62
		Mr. Smith joined Parent's Board of Directors in June 2007, immediately following Parent's separation from Tyco International. Mr. Smith was named Executive Vice President in 1995 and Co-Chief Financial Officer in 2002 of Comcast Corporation, a broadband cable provider, from which he retired in March 2007. He served in finance and administration positions at Comcast from 1988 to 1995. Prior to joining Comcast, Mr. Smith was the Chief Financial Officer of Advanta Corporation. He also worked for Arthur Andersen LLP for 18 years, where he was a tax partner. Mr. Smith has a bachelor's degree from Ithaca College. Mr. Smith is a Director of Air Products and Chemicals, Inc. and GSI Commerce Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Paula A. Sneed	62	Ms. Sneed joined Parent's Board of Directors in June 2007, immediately following Parent's separation from Tyco International. Ms. Sneed is Chair and Chief Executive Officer of Phelps Prescott Group, LLC, a strategy and management consulting firm, since 2008. Previously she was Executive Vice President of Global Marketing Resources and Initiatives for Kraft Foods, Inc., a worldwide producer of branded food and beverage products, until her retirement in December 2006. She served as Group Vice President and President of Electronic Commerce and Marketing Services for Kraft Foods North America, part of Kraft Foods, Inc., from 2000 until 2004, and Senior Vice President, Global Marketing Resources and Initiatives from December 2004 to July 2005. She joined General Foods Corporation (which later merged with Kraft Foods) in 1977 and has held a variety of management positions. Ms. Sneed received a bachelor's degree from Simmons College and an MBA from Harvard Graduate School of Business. Ms. Sneed is a Director of Airgas Inc. and Charles Schwab Corporation.
David P. Steiner	50
		Mr. Steiner joined Parent's Board of Directors in June 2007, immediately following Parent's separation from Tyco International. Since March 2004, Mr. Steiner has served as Chief Executive Officer and a Director of Waste Management, Inc., a provider of integrated waste management services, and has also been its President since June 2010. His previous positions at Waste Management included Executive Vice President and Chief Financial Officer from 2003 to 2004, Senior Vice President, General Counsel and Corporate Secretary from 2001 to 2003 and Vice President and Deputy General Counsel from 2000 to 2001. Mr. Steiner received a bachelor's degree from Louisiana State University and a law degree from the University of California, Los Angeles. Mr. Steiner is a Director of FedEx Corporation.
John C. Van Scoter	49
		Mr. Van Scoter joined Parent's Board of Directors on December 1, 2008. Since February 1, 2010, Mr. Van Scoter has been Chief Executive Officer of eSolar, Inc., a producer of modular, scalable concentrating solar thermal power technology. He is also a Director of eSolar, Inc. From 2005 through 2010, he was Senior Vice President of Texas Instruments Incorporated, a global semiconductor company. During his 25 year career at Texas Instruments, he also served as General Manager of the Digital Light Processing (DLP®) Products Division and various Digital Signal Processor business units, manager of application specific integrated circuit (ASIC) product development and engineering, product engineer and technical sales engineer. Mr. Van Scoter holds a bachelor of science degree in mechanical engineering from the University of Vermont.

 CERTAIN INFORMATION REGARDING THE COMPANY

        The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote on each matter on which holders of Shares are entitled to vote. As of close of business on July 23, 2010, there were 97,030,661 Shares outstanding.

INFORMATION CONCERNING CURRENT
DIRECTORS AND OFFICERS OF ADC TELECOMMUNICATIONS, INC.

Directors

        Our Board currently consists of ten directors who are elected to staggered, three-year terms at our annual meeting of shareowners. If elected, each director nominee serves until the next annual meeting of shareowners at which his or her three-year term expires and until his or her successor has been elected and qualified.

        The following sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o ADC Telecommunications, Inc. c/o Secretary, 13625 Technology Drive, Eden Prairie, MN 55344. There are no family relationships between any director or executive officer and any other director or executive of the Company.

Name	Age	Position	Term Expires
John J. Boyle III	63	Director	2011
William R. Spivey, Ph.D.	63	Independent Lead Director	2013
Robert E. Switz	63	Chairman, President and Chief Executive Officer	2013
Larry W. Wangberg	68	Director	2013
Lois M. Martin	47	Director	2012
Krish A. Prabhu, Ph.D.	55	Director	2012
John D. Wunsch	62	Director	2012
David A. Roberts	62	Director	2012
Mickey P. Foret	64	Director	2011
John E. Rehfeld	70	Director	2011

        John J. Boyle III, 63, has been a director of the Company since November, 1999. From June, 2005 until October, 2009, Mr. Boyle served as Chief Executive Officer of Arbor Networks, Inc., a company that researches next-generation cyber threats and develops solutions to prevent network attacks. Prior to joining Arbor Networks, Mr. Boyle served as President and Chief Executive Officer of Equallogic, Inc., a company that develops networked storage by building intelligent storage solutions that extend the benefits of consolidated storage throughout the enterprise, from 2003 to 2004. From April, 2000 to July, 2003, Mr. Boyle served as Chief Executive Officer of Cogentric, Inc., a provider of solutions to enable decision makers to evaluate and enhance their Web-based capabilities. He served as Senior Vice President of the Company from October, 1999 to April, 2000 following our acquisition of Saville Systems PLC. Prior to joining the Company, Mr. Boyle served as President and Chief Executive Officer of Saville Systems PLC from August, 1994 to October, 1999 and as Saville's Chairman of the Board from April, 1998 to October, 1999.

        William R. Spivey, Ph.D., 63, has been a director of the Company since September, 2004. Dr. Spivey most recently served as President and Chief Executive Officer of Luminent, Inc., a fiber optics transmission products manufacturer, from July, 2000 to November, 2001. From 1997 to 2000, Dr. Spivey served as Network Products Group President for Lucent Technologies. He also served as Vice President of the Systems & Components Group at AT&T Corporation/Lucent Technologies from

1994 to 1997. Dr. Spivey is also a director of Novellus Systems, Inc., Raytheon Company, Laird, PLC and Cascade Microtech, Inc.

        Robert E. Switz, 63, has been a director of the Company since August, 2003, and was appointed Chairman of the Board in August, 2008. Mr. Switz has been President and Chief Executive Officer of the Company since August, 2003. From January, 1994 until August, 2003, Mr. Switz served the Company as Chief Financial Officer as well as Executive Vice President and Senior Vice President. Mr. Switz also served as President of the Company's former Broadband Access and Transport Group from November, 2000 to April, 2001. Prior to joining the Company, Mr. Switz was employed by Burr-Brown Corporation, a manufacturer of precision micro-electronics, most recently as Vice President, Chief Financial Officer and Director, Ventures & Systems Business. Mr. Switz is also a director of Broadcom Corporation, Micron Technology, Inc. and the Telecommunication Industry Association (TIA).

        Larry W. Wangberg, 68, has been a director of the Company since October, 2001. Mr. Wangberg served as Chief Executive Officer and Chairman of the Board of TechTV (formerly ZDTV, Inc.), a cable television network focused on technology information, news and entertainment, from August 1997 until his retirement from these positions in July, 2002. Previously, Mr. Wangberg was Chief Executive Officer and Chairman of the Board of StarSight Telecast, Inc., an interactive navigation and program guide company, from February, 1995 to August, 1997. Mr. Wangberg is also a director of Charter Communications, Inc.

        Lois M. Martin, 47, has been a director of the Company since March 2004. Ms. Martin has served as Senior Vice President and Chief Financial Officer for Capella Education Company, the publicly held parent company of Capella University, an accredited on-line university, since 2004. Ms. Martin announced her resignation from this position on May 6, 2010. The resignation will be effective at the end of 2010 unless her successor is identified prior to that date. From 2002 to 2004, Ms. Martin served as Executive Vice President and Chief Financial Officer of World Data Products, Inc., an industry-leading provider of server, storage, network and telecom solutions worldwide. From 1993 to 2001, Ms. Martin served in a number of executive positions with Deluxe Corporation, including Senior Vice President and Chief Financial Officer, Vice President and Corporate Controller, Vice President and Controller of Deluxe Financial Services Group, Vice President and Controller of Paper Payment Systems Division, Director of Accounting Services, and Director of Internal Audit. Prior to joining Deluxe Corporation, Ms. Martin served as International Controller for Carlson Companies, a privately held international conglomerate. Ms. Martin is also a director of MTS Systems Corporation, although she has announced she will not seek re-election to this Board at the company's 2010 annual shareowners' meeting.

        Krish A. Prabhu, Ph.D., 55, has been a director of the Company since November, 2008. From February, 2004 until his retirement in February, 2008, Dr. Prabhu served as Chief Executive Officer and President of Tellabs, Inc., a company that designs, develops, deploys and supports telecommunications networking products around the world. Prior to joining Tellabs, Dr. Prabhu held various engineering and management positions at Alcatel, including Chief Operating Officer of Alcatel and Chief Executive Officer of Alcatel USA. From November, 2001 until February, 2004, Dr. Prabhu was a venture partner in Morgenthaler Ventures, a venture capital firm. Dr. Prabhu is also a director of Altera Corp., Tekelec, Inc., and ADVA Optical Networking.

        John D. Wunsch, 62, has been a director of the Company since 1991. Mr. Wunsch served in executive positions with Harris Bank N. A. and Harris myCFO, Inc., which are subsidiaries of the Bank of Montreal, from March, 2002 through September, 2006. He was an independent consultant in the financial services industry from December, 2001 to March, 2002. He was President and Chief Executive Officer of Family Financial Strategies, Inc., a registered investment advisory company, from 1997 to

2002. From 1990 to 1997, he served as President of Perrybell Investments, Inc., a registered investment advisory company.

        David A. Roberts, 62, has been a director of the Company since November, 2008. Since June, 2007, Mr. Roberts has served as Chairman of the Board, President and Chief Executive Officer of Carlisle Companies, a diversified global manufacturing company. Previously he served as Chairman (from April, 2006 to June, 2007) and President and Chief Executive Officer (from June, 2001 to June, 2007) of Graco Inc., a manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings. Mr. Roberts is also a director of Franklin Electric Co., Inc.

        Mickey P. Foret, 64, has been a director of the Company since February, 2003. From September, 1998 to September, 2002, Mr. Foret served as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc., a commercial airline company. From September, 1998 to September, 2002, he also served as Chairman and Chief Executive Officer of Northwest Airlines Cargo Inc., a subsidiary of Northwest Airlines that specializes in cargo transport. From May, 1998 to September, 1998, Mr. Foret served as a Special Projects Officer of Northwest Airlines, Inc. Prior to that time he served as President and Chief Operating Officer of Atlas Air, Inc. from June, 1996 to September, 1997 and as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. from September, 1993 to May, 1996. Mr. Foret previously held other senior management positions with various companies including Continental Airlines Holdings, Inc. and KLH Computers, Inc. Mr. Foret is also a director of Delta Air Lines, Inc., URS Corporation and Nash Finch Company.

        John E. Rehfeld, 70, has been a director of the Company since September, 2004. Mr. Rehfeld has served as an adjunct professor for the Executive MBA program at Pepperdine University in California since 1998 and at the University of Southern California since 2009. Mr. Rehfeld served as Chief Executive Officer of Spruce Technologies, Inc., a DVD authoring software company, during 2001. From 1997 to 2001, Mr. Rehfeld served as Chairman and Chief Executive Officer of ProShot Golf, Inc. He also served as President and Chief Executive Officer of Proxima Corporation from 1995 to 1997 and as President and Chief Executive Officer of ETAK, Inc. from 1993 to 1995. Mr. Rehfeld is also a director of Local.com Corporation. He is also a past Chairman of the Forum of Corporate Directors in Orange County, California.

Executive Officers

        The current Executive Officers of the Company are:

Name	Age	Position	Officer Since
Robert E. Switz	63	Chairman, President and Chief Executive Officer	1994
James G. Mathews	59	Vice President and Chief Financial Officer	2005
Patrick D. O'Brien	46	Vice President, President, Global Connectivity Solutions	2002
Kimberly S. Hartwell	48	Vice President, Global Go-To-Market	2008
Richard B. Parran, Jr.	54	Vice President, President, Network Solutions	2006
Christopher Jurasek	44	Vice President, Professional Services Business Unit, Chief Information Officer	2009
Steven G. Nemitz	35	Vice President and Controller	2007
Laura N. Owen	54	Vice President and Chief Administrative Officer	1999
Jeffrey D. Pflaum	50	Vice President, General Counsel, and Secretary	1999

        Mr. Switz, 63, joined ADC in January 1994 as ADC's Chief Financial Officer. He served in this capacity until he was appointed as our Chief Executive Officer in August 2003. He was appointed Chairman of our Board of Directors in July 2008. From 1988 to 1994, Mr. Switz was employed by Burr- Brown Corporation, a manufacturer of precision micro-electronics. His last position at Burr-Brown was as Vice President, Chief Financial Officer and Director, Ventures and Systems Business.

        Mr. Mathews, 59, joined ADC in 2005 as our Vice President and Controller. He served in this capacity until he was appointed as our Chief Financial Officer in April 2007. From 2000 to 2005 Mr. Mathews served as Vice President-Finance and Chief Accounting Officer for Northwest Airlines, which filed for Bankruptcy Reorganization under Chapter 11 in U.S. Bankruptcy Court in September 2005. Prior to joining Northwest Airlines, Mr. Mathews was Chief Financial and Administrative Officer at CARE-USA, a private relief and development agency. Mr. Mathews also held a variety of positions at Delta Air Lines, including service as Delta's Corporate Controller and Corporate Treasurer.

        Mr. O'Brien, 46, joined ADC in 1993 as a product manager for the company's DSX products. During the following eight years, he held a variety of positions of increasing responsibility in the product management area, including Vice President and General Manager of copper and fiber connectivity products. Mr. O'Brien served as President of our Copper and Fiber Connectivity Business Unit from October 2002 to May 2004. From May 2004 through August 2004, Mr. O'Brien served as our President and Regional Director of the Americas Region. He was named President of ADC's Global Connectivity Solutions Business Unit in September 2004. Prior to joining ADC, Mr. O'Brien was employed by Contel Telephone for six years in a network planning capacity.

        Ms. Hartwell, 48, joined ADC in July 2004 as Vice President of Sales, National Accounts and became Vice President, Go-To-Market Americas in 2007. She became Vice President, Global Go-To-Market in July 2008. In this role, she leads our sales, marketing, customer service and technical support functions worldwide. Prior to joining ADC, Ms. Hartwell was Vice President of Marquee Accounts at Emerson Electric Corporation, a manufacturer of electrical, electronic and other products for consumer, commercial, communications and industrial markets from June 2003 to June 2004.

        Mr. Parran, 54, joined ADC in November 1995 and served in our business development group. From November 2001 to November 2005 he held the position of Vice President, Business Development. In November 2005, Mr. Parran became the interim leader of our Professional Services Business Unit and in March 2006 he was appointed Vice President, President, Professional Services Business Unit. In January 2009, he was named President of our Network Solutions Business Unit. Prior to joining ADC, Mr. Parran served as a general manager of the business services telecommunications business for Paragon Cable and spent 10 years with Centel in positions of increasing responsibility in corporate development and cable and cellular operations roles.

        Mr. Jurasek, 44, joined ADC in May 2007 as our Chief Information Officer. In this position, he oversees ADC's information systems worldwide. In January 2009, he was also named President of ADC Professional Services. In this role, he leads the company's services business that helps network operators plan, deploy and maintain their networks. Prior to joining ADC, Mr. Jurasek served as Vice President and Chief Information Officer at Rexnord Corporation, a global industrial and aerospace equipment manufacturer, from September 2002 to May 2007. Prior to that, he held a variety of IT management positions at Solo Cup Company, Komatsu Dresser Company, and Dana Corporation.

        Mr. Nemitz, 35, joined ADC in January 2000 as a financial analyst. In September 2002, Mr. Nemitz left ADC to work for Zomax Incorporated, a provider of media and supply chain solutions, where he held the position of Corporate Accounting Manager. In September 2003, Mr. Nemitz returned to ADC as a Corporate Finance Manager. He became the Finance Manager of our Global Connectivity Solutions business unit in October 2004, Americas Region Controller in November 2005 and Assistant Corporate Controller in August 2006. In May 2007, he began service as our Corporate Controller.

        Ms. Owen, 54, joined ADC as Vice President, Human Resources in December 1997. In October 2007 she was named Vice President, Chief Administrative Officer. As a part of this role, she continues to oversee our human resources function. Prior to joining ADC, Ms. Owen was employed by Texas Instruments and Raytheon (which purchased the Defense Systems and Electronics Group of Texas Instruments in 1997), manufacturers of high-technology systems and components. From 1995 to 1997, she served as Vice President of Human Resources for the Defense Systems and Electronics Group of Texas Instruments.

        Mr. Pflaum, 50, joined ADC in April 1996 as Associate General Counsel and became Vice President, General Counsel and Secretary of ADC in March 1999. Prior to joining ADC, Mr. Pflaum was an attorney with the Minneapolis-based law firm of Popham Haik Schnobrich & Kaufman.

Board Independence

        Our Board makes an annual determination regarding the independence of each Board member under the current NASDAQ Global Select Market listing standards. Our Board has determined that all of our directors are independent under these standards, except for our Chairman, Robert E. Switz, who also serves as our President and Chief Executive Officer. Dr. Spivey currently serves as the Independent Lead Director to our Board. A description of the roles of Independent Lead Director and Executive Chairman can be found on our website at http://investor.adc.com/governance.cfm.

Board Meetings and Committees

        Each of our directors is expected to make reasonable efforts to attend all meetings of the Board, meetings of each committee on which he or she serves and our annual shareowners' meeting. All ten of our directors who were serving on the Board at the time of our 2009 annual meeting attended that meeting. During fiscal 2009, the Board held nine meetings. During fiscal 2009, each of our directors attended at least 75% of the aggregate of the total number of these meetings plus the total number of meetings of all committees of the Board on which he or she served.

        Our Board and committees may take formal action by written consent from time-to-time, in accordance with Minnesota law, rather than holding formal Board and committee meetings.

        Our Board has four standing committees, the Audit Committee, the Compensation Committee, the Finance and Strategic Planning Committee, and the Governance Committee.

Audit Committee

Members:	Mickey P. Foret
Lois M. Martin, Chair
Krish A. Prabhu, Ph.D.
John E. Rehfeld
John D. Wunsch

        The Audit Committee has sole authority to appoint, review and discharge our independent registered public accounting firm. The Audit Committee also reviews and approves in advance the services provided by our independent registered public accounting firm, oversees our internal audit function, reviews our internal accounting controls and administers our Global Business Conduct Program. The Audit Committee currently is composed of Ms. Martin, Dr. Prabhu and Messrs. Foret, Rehfeld, and Wunsch, all of whom meet the existing independence and experience requirements of the NASDAQ Global Select Market and the SEC. Ms. Martin is the Chair of this committee. The Board has determined that each of Mr. Foret and Ms. Martin may be considered an "audit committee financial expert" under the rules of the SEC. During fiscal 2009, the Audit Committee held six meetings. The Audit Committee appointed Ernst & Young LLP as our independent registered public accounting firm for fiscal 2010.

Compensation Committee

Members:	John E. Rehfeld, Chair
David A. Roberts
William R. Spivey, Ph.D.
Larry W. Wangberg
John D. Wunsch

        The Compensation Committee determines the compensation for our executive officers and non-employee directors, establishes our compensation policies and practices, and reviews annual financial performance under our employee incentive plans. The Compensation Committee currently is composed of Dr. Spivey and Messrs. Rehfeld, Roberts, Wangberg and Wunsch, all of whom are independent under the current NASDAQ Global Select Market listing standards. Mr. Rehfeld is the Chair of this committee. During fiscal 2009, the Compensation Committee held 12 meetings.

Finance and Strategic Planning Committee

Members:	John J. Boyle III, Chair
William R. Spivey, Ph.D.
Krish A. Prabhu, Ph.D.
Mickey P. Foret

        The Finance and Strategic Planning Committee assists the Board with respect to strategic planning, the evaluation of investment, acquisition and divestiture transactions, and the review of any proposed changes to the Company's capital structure. The Finance and Strategic Planning Committee is composed of Drs. Prabhu and Spivey and Messrs. Boyle and Foret, all of whom are independent under the current NASDAQ Global Select Market listing standards. Mr. Boyle is the Chair of this committee. During fiscal 2009, the Finance and Strategic Planning Committee held four meetings.

Governance Committee

Members:	Larry W. Wangberg, Chair
Lois M. Martin
John J. Boyle III
David A. Roberts

        The Governance Committee reviews and makes recommendations to the Board regarding nominees for director, establishes and monitors compliance with our Principles of Corporate Governance and conducts an annual review of the effectiveness of our Board and the performance of our President and Chief Executive Officer. The Governance Committee will consider qualified director nominees recommended by shareowners. Our process for receiving and evaluating Board member nominations from our shareowners is described below under the caption "Nominations." The Governance Committee currently is composed of Ms. Martin and Messrs. Boyle, Roberts and Wangberg, all of whom are independent under the current NASDAQ Global Select Market listing standards. Mr. Wangberg is the Chair of this committee. During fiscal 2009, the Governance Committee held four meetings.

        Our Governance Committee is the standing committee responsible for selecting the slate of director nominees for election by our shareowners. The committee recommends these nominees to the Board for approval. All director nominees approved by the Board and all directors appointed to fill any vacancies created between our annual meetings of shareowners are required to stand for election by our shareowners at the next annual shareowners' meeting.

        Our Governance Committee determines the selection criteria and qualifications for director nominees. As set forth in our Principles of Corporate Governance, a candidate must possess the ability to apply good business judgment and properly exercise his or her duties of loyalty and care. Candidates should also exhibit proven leadership capabilities, high integrity and experience in senior levels of responsibility in their chosen fields, and have the ability to grasp complex business and financial concepts and communications technologies. In general, candidates will be preferred who hold a senior level position in business, finance, law, education, research or government. The Governance Committee considers these criteria in evaluating nominees recommended to the Governance Committee by shareowners. When current Board members are considered for nomination for reelection, the Governance Committee also takes into consideration their prior contributions, performance and meeting attendance records with the Company.

        The Governance Committee will consider for possible nomination qualified Board candidates who are submitted by our shareowners. Shareowners wishing to make such a submission may do so by sending the following information to the ADC Governance Committee, c/o ADC Corporate Secretary, P.O. Box 1101, Minneapolis, MN 55440: (1) the name, age, business address and personal address of the person being nominated; (2) the principal occupation of the person being nominated; (3) the number of shares of our common stock beneficially owned by the person being nominated; (4) a description of all arrangements, undertakings or material relationships between the shareowner making the nomination and the person being nominated; and (5) any other information relating to the person being nominated that is required to be disclosed in solicitations of proxies for elections of directors or otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including, without limitation, the written consent of the person being nominated, if any, as a nominee and to serving as a director of the Company and a completed questionnaire concerning the person's business experience, beneficial ownership of our common stock, relations and transactions with our company, independence and other matters typically contained in our directors and officers questionnaire).

        The Governance Committee will make a preliminary assessment of each proposed nominee based upon his or her resume or biographical summary, willingness to serve as a director and other information obtained by the committee. Each proposed nominee is evaluated against the criteria set forth above and our specific needs at the time. Based upon the preliminary assessment, those candidates who appear best suited to be directors of the Company may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information obtained during this process, the Governance Committee determines which nominees to recommend to the Board for submission to our shareowners at the next annual meeting. The Governance Committee uses the same process for evaluating all proposed nominees, regardless of the original source of the candidate.

Executive Sessions of the Board

        During fiscal 2009, our independent directors met in an executive session of the Board without management on eight occasions. Under our Principles of Corporate Governance, executive sessions of the Board are led by our Independent Lead Director, or, in his absence, by the Chair of the Governance Committee. In addition, each of our Board's standing committees regularly meets in an executive session led by the Chair of the committee.

Policy Regarding Attendance at Annual Meetings

        We encourage, but do not require, our Board members to attend the annual meeting of shareowners. All of our directors attended our last annual meeting of shareowners held in February, 2010.

Shareowner Communication with Directors

        The Board has implemented a process by which our shareowners may send written communications to the Board. Any shareowner desiring to communicate with the Board, or one or more of our directors, may send a letter addressed to the ADC Board of Directors, c/o ADC Corporate Secretary, P.O. Box 1101, Minneapolis, MN 55440. Our Corporate Secretary has been instructed by the Board to forward promptly all such communications to the Board or to the individual Board members specifically addressed in the communication.

Code of Business Conduct and Ethics

        We maintain a Global Business Conduct Program which sets forth our standards for ethical behavior and legal compliance and governs the manner in which we conduct our business. Our Global Business Conduct Program includes a Financial Code of Ethics applicable to all directors, officers and employees. We conduct required ethics training for our employees. A copy of our Global Business Conduct Program and our Financial Code of Ethics can be found on our website at http://investor.adc.com/governance.cfm.

 DIRECTOR COMPENSATION

Fiscal 2009 Compensation

        Cash Fees.    During fiscal 2009, we paid our non-employee directors:

  •
  An annualized cash retainer fee of $70,000, which was paid in quarterly installments, and

  •
  $1,500 for each Board meeting and $1,000 for each committee meeting attended in excess of the first ten Board and committee meetings that the director attends during the fiscal year.

        In addition, we provided a retainer to each of Messrs. Gilligan and Spivey at an annualized rate of $75,000 for their respective service as the Company's Independent Lead Director during portions of fiscal 2009. During February of 2009, Mr. Gilligan resigned from his service on our Board and as the Company's Independent Lead Director in connection with his appointment as President and Chief Executive Officer of Capella Education, Inc. We then appointed Dr. Spivey as our Independent Lead Director.

        The Chair of each standing committee of the Board also received cash retainers which were paid in quarterly installments at the following annualized rates:

  •
  Audit Committee Chair: $10,000

  •
  Compensation Committee Chair: $5,000

  •
  Finance and Strategic Planning Committee Chair: $5,000

  •
  Governance Committee Chair: $5,000

        Equity Awards.    Time-based restricted stock unit awards ("RSUs") having an approximate value of $70,000 on the date of grant are made to each non-employee director on the first business day after each annual shareowners' meeting. For fiscal 2009, each non-employee director received those RSUs on March 5, 2009. The RSUs vest on the first business day of the calendar year following the grant date, however, the shares underlying the restricted stock units are not distributed until 90 days following termination of Board service. Dr. Prabhu and Mr. Roberts each also received RSUs upon their appointment to the Board on November 1, 2008. These awards each had a value of approximately $23,600 as of that date. These awards represented a pro-rated portion of the annual grant made to other non-employee directors in March, 2008 and served as equity compensation for Dr. Prabhu's and Mr. Robert's Board service from November 1, 2008 until the date of our annual meeting held in March, 2009.

        Deferred Compensation Plan.    Directors may defer any portion of their cash or stock compensation pursuant to the Compensation Plan for Non-Employee Directors of ADC Telecommunications, Inc. Cash compensation may be deferred into an interest bearing account based upon the prime commercial rate of Wells Fargo Bank, N.A. Stock compensation deferred is converted to phantom stock indexed to the Company's common stock. Any stock deferrals are converted into the Company's common stock at the time of the director's termination from the Board. None of our non-employee directors deferred compensation pursuant to the Compensation Plan for Non-Employee Directors of ADC Telecommunications, Inc. during fiscal 2009.

        Charitable Donation Programs.    We offer two charitable donation programs in which our non-employee directors may participate. Under our Corporate Leaders in Community Program (the "CLIC Program"), we will make a charitable contribution of up to $5,000 in any one year period to a charitable organization in which a non-employee director is involved. Under our Matching Gift Program (the "Matching Gift Program"), we will match dollar for dollar up to $1,000 per year for donations made by our non-employee directors to charitable organizations.

        Reimbursements.    Non-employee directors are reimbursed for expenses (including costs of travel, food and lodging) incurred in attending Board, committee and shareowner meetings. Directors generally use commercial transportation or their own transportation. Directors also are reimbursed for reasonable expenses associated with other business activities related to their Board service, including participation in director education programs and memberships in director organizations.

        Liability Insurance.    We also pay premiums on directors' and officers' liability insurance policies covering directors as well as our officers.

        Director Compensation Table.    The following table discloses the cash, equity awards and other compensation earned by or paid or awarded to, as the case may be, each of our non-employee directors for fiscal 2009.

Fiscal 2009 Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)(3)
J. Kevin Gilligan(4)	36,250	0	0	36,250
John A. Blanchard III(5)	23,637	0	0	23,637
John J. Boyle III	76,750	69,997	0	146,747
Mickey P. Foret	82,333	69,997	0	152,330
Lois M. Martin	74,167	69,997	6,000	150,164
Krish A. Prabhu, Ph.D	69,667	69,997	0	139,664
John E. Rehfeld	89,250	69,997	5,000	164,247
David A. Roberts	73,167	69,997	0	143,164
William R. Spivey, Ph.D	126,167	69,997	0	196,164
Larry W. Wangberg	80,750	69,997	0	150,747
John D. Wunsch	84,667	69,997	0	154,664

(1)
The amounts in this column are calculated based on Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors. The amounts reflect (a) the grant date fair value of each award computed in accordance with SFAS 123(R) and (b) the dollar amount recognized for financial statement reporting purposes for fiscal 2009 for share-based awards. Assumptions used in the calculation of these amounts generally are discussed in footnote 12 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

(2)
The amounts represent charitable contributions made by the Company on behalf of the directors under the CLIC Program and the Matching Gift Program.

(3)
As of September 30, 2009, the members of our Board held a number of RSUs and shares issuable pursuant to stock options as follows: for Mr. Boyle, (a) 34,550 RSUs and (b) 50,723 stock options; for Mr. Foret, (a) 34,550 RSUs and (b) 20,564 stock options; for Ms. Martin, (a) 34,550 RSUs and (b) 16,696 stock options; for Dr. Prabhu, (a) 27,857 RSUs and (b) 0 stock options; for Mr. Rehfeld, (a) 33,904 RSUs and (b) 16,696 stock options; for Mr. Roberts, (a) 27,857 RSUs and (b) 0 stock options; for Dr. Spivey, (a) 35,236 RSUs and (b) 16,696 stock options; for Mr. Wangberg, (a) 34,550 RSUs and (b) 34,945 stock options; and for Mr. Wunsch (a) 37,045 RSUs and (b) 31,408 stock options.

(4)
Mr. Gilligan resigned from our Board in February, 2009.

(5)
Mr. Blanchard retired from our Board in March, 2009.

Review of Director Compensation

        The Compensation Committee periodically reviews Board compensation based on market analysis provided by the Compensation Committee's compensation consultant. In establishing compensation for fiscal 2009, this consultant was F. W. Cook & Co., Inc. ("F.W. Cook"). The compensation consultant advises the Compensation Committee regarding the competitive position of Board compensation relative to our peer group (as described in the CD&A later in this Information Statement). Beginning July 21, 2009, the Committee appointed Pearl Meyer & Partners ("PM&P") as its independent consultant on Board and executive management compensation matters. This change was considered as part of the Compensation Committee's periodic review of its need for outside support and guidance relative to executive compensation and its commitment to good governance practices. There are no planned changes to director compensation for fiscal 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 19, 2010, by: (1) each of our directors, (2) each of our named executive officers, (3) all of our directors and executive officers as a group and (4) each person or entity known by us to own beneficially more than five percent of our common stock. Unless otherwise noted, the shareowners listed in the table below have sole voting and investment power with respect to the shares of our common stock they beneficially own.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding
Advisory Research, Inc.	10,421,517	(1)	10.74%
180 North Stetson Street, Suite 5500
Chicago, IL 60601
BlackRock Inc.	8,828,328	(2)	9.10%
55 East 52nd Street
New York, NY 10055
Robert E. Switz	1,287,706	(3)	1.31%
James G. Mathews	117,595	(3)	*
Patrick D. O'Brien	209,094	(3)	*
Laura N. Owen	215,780	(3)	*
Richard B. Parran, Jr.	101,683	(3)	*
William R. Spivey, Ph.D.	16,696	(4)	*
John J. Boyle III	23,008	(4)	*
Mickey P. Foret	42,343	(4)(5)	*
Lois M. Martin	17,696	(4)	*
Krish A. Prabhu, Ph.D.	0	(4)	*
John E. Rehfeld	17,696	(4)	*
David A. Roberts	0	(4)	*
Larry W. Wangberg	35,659	(4)	*
John D. Wunsch	30,228	(4)	*
All executive officers and directors as a group (14 persons)	2,115,184	(6)	2.15%

*
Less than 1%.

(1)
Based on information in a Schedule 13G/A dated February 12, 2010, Advisory Research, Inc., an investment adviser, reported that it had sole power to vote and to dispose of 10,421,517 shares as of December 31, 2009.

(2)
Based on information in a Schedule 13G dated January 20, 2010, BlackRock Inc. reported that it had sole power to vote and to dispose of 8,828,328 shares as of December 31, 2009.

(3)
Includes (a) shares issuable pursuant to stock options exercisable within 60 days after July 19, 2010 and (b) shares held in trust for the benefit of the executive officers pursuant to our Retirement Savings Plan, which we call the "401(k) Plan" in this Information Statement as follows: for Mr. Switz, options to purchase 914,587 shares; for Mr. Mathews, (a) options to purchase 88,950 shares and (b) 2,917 401(k) Plan shares; for Mr. O'Brien, (a) options to purchase 155,161 shares and (b) 5,296 401(k) Plan shares; for Ms. Owen, (a) options to purchase 163,093 shares and (b) 9,431 401(k) Plan shares; and for Mr. Parran, options to purchase 81,161 shares.

(4)
Includes the following shares issuable pursuant to options exercisable within 60 days after July 19, 2010: for Dr. Spivey, 16,696 shares; for Mr. Boyle, 10,535 shares; for Mr. Foret, 20,564 shares; for Ms. Martin, 16,696 shares; for Mr. Rehfeld, 16,696 shares; for Mr. Wangberg, 34,945 shares; and for Mr. Wunsch 23,409 shares.

(5)
During December 2008, Mr. Foret acquired the equivalent of 1,779 shares of our variable rate convertible unsecured subordinated notes at 48.5% of face value. The notes mature on June 15, 2013 and have a variable interest rate equal to 6-month LIBOR plus 0.375%. Holders of these notes may convert all or some of their notes into shares of our common stock at any time prior to maturity at a conversion price of $28.091 per share.

(6)
Includes (a) 1,542,493 shares issuable pursuant to stock options exercisable within 60 days after July 19, 2010 and (b) 17,644 shares held in trust for the benefit of executive officers pursuant to the 401(k) Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater-than-10% shareowners are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of Section 16(a) reports furnished to us during fiscal 2009, all Section 16(a) filing requirements applicable to our executive officers, directors and greater-than-10% beneficial owners were satisfied on a timely basis in fiscal 2009.

 EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table shows the cash and non-cash compensation for the last three fiscal years awarded to, earned by or paid to individuals who served as our chief executive officer or chief financial officer and each of our three other most highly compensated executive officers during fiscal 2009 (collectively, the "named executive officers").

Summary Compensation Table(1)

Name and Principal Position	Fiscal Year		Salary ($)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(3)	Non-equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Robert E. Switz	2009	(7)	695,711	1,429,220	1,098,045	—	6,537	76,169	3,305,683
Chairman, Chief Executive	2008		742,415	2,444,830	1,059,179	673,205	5,180	109,740	5,034,440
Officer and President	2007		703,269	1,468,156	960,740	886,822	2,975	54,224	4,076,185
James G. Mathews	2009	(7)	311,808	158,364	206,106	49,110	—	29,153	754,541
Vice President and	2008		329,231	266,916	111,644	208,001	—	38,567	954,358
Chief Financial Officer	2007		274,246	91,126	77,801	204,485	—	19,477	667,135
Patrick D. O'Brien	2009	(7)	316,525	235,161	193,019	52,622	—	28,204	825,352
Vice President, President,	2008		335,435	357,445	181,021	211,235	—	43,892	1,129,028
Global Connectivity Solutions	2007		317,673	182,469	182,320	222,594	—	28,623	933,679
Laura N. Owen	2009	(7)	267,392	148,510	168,691	36,766	—	21,558	642,918
Vice President and	2008		284,050	309,793	163,676	142,907	—	30,679	931,105
Chief Administrative Officer	2007		264,096	142,403	155,981	183,164	—	17,786	763,430
Richard B. Parran, Jr.	2009	(7)	260,058	171,566	132,674	50,729	—	24,860	639,888
Vice President and	2008		250,021	183,267	106,584	97,175	—	22,907	659,955
President, Network Solutions	2007		235,904	114,203	98,506	121,443	—	16,906	586,962

(1)
Salary, Non-equity Incentive Compensation, Change in Pension Value and Nonqualified Deferred Compensation Earnings and All Other Compensation amounts represented in the Summary Compensation Table above reflect payments made to the named executive officers during fiscal 2009, an 11-month, shortened transition fiscal year. In addition, on September 30, 2009 our executives other than Mr. Switz received two equity award grants under our Superior Performance program. These awards included (i) a restricted stock rights agreement pursuant to which if certain performance criteria are met during our fiscal 2011 the executive will be granted a time-based RSU at the end of fiscal 2011 with a one-year vesting period, and (ii) an RSU that vests in January, 2013. The targeted value of the RSUs that would be issued pursuant to the rights agreements is equal to two times the executive's base salary as of October 1, 2009. The actual value of the RSUs to be issued pursuant to the rights agreements will be an amount ranging from zero to three times the targeted value depending on the level of our adjusted operating income as a percentage of net sales in fiscal 2011. This table does not reflect the grant of the restricted stock rights agreement as at this time it is uncertain whether and to what extent any RSUs subject to such rights agreement will ever be granted. It does reflect the grant of the RSUs that vest in January, 2013.

(2)
Includes amount deferred at the election of the named executive officer pursuant to the ADC Telecommunications, Inc. Retirement Savings Plan and the ADC Telecommunications, Inc. 401(k) Excess Plan.

(3)
The amounts in these columns are calculated based on SFAS 123(R) and reflect the dollar amount recognized in each fiscal year for financial statement reporting purposes for awards granted in that fiscal year and in prior fiscal years. Assumptions used in the calculation of these amounts generally are discussed in footnote 12 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2009, but do not include forfeitures.

(4)
In the first quarter of fiscal 2008, a determination was made to expense the PSUs we granted to employees in December, 2005 covering the performance period of fiscal 2006, 2007 and 2008. This decision was based on our belief that these PSUs, which vest on an all-or-nothing basis, would vest due to our financial estimates for fiscal 2008. This action primarily accounts for the significant differential in fiscal 2007 to fiscal 2008 stock award compensation for the named executive officers. Additionally, PSUs for the three-year performance period beginning November 1, 2006, which also vest on an all-or-nothing basis, will vest in January, 2010 based on performance through October 31, 2009. These PSUs have been expensed more consistently over the performance period than the PSUs granted in December, 2005. PSUs granted for fiscal 2008 and 2009 have a variable payout opportunity for participants and, based on our assessment of their likelihood to achieve threshold performance, are not being expensed until such time as our financial forecasts indicate a need to change that methodology.

(5)
All of the annual cash incentives paid to the named executive officers are performance-based. As a result of actual financial business performance against pre-established goals, each of the named executive officers earned awards under our MIP (or in Mr. Switz's case, the EMIP) as depicted on the Fiscal 2009 Annual Incentive Summary table later in the CD&A. Cash incentive awards for fiscal 2009 earned under the EMIP and MIP were paid in December, 2009.

(6)
The amount in this column reflects the actuarial increase in the present value of the named executive officer's benefits under the ADC Telecommunications, Inc. Pension Excess Plan, which utilizes the mortality table prescribed in Section 417(e)(3) of the Internal Revenue Code at 4.0%. We do not have any above market earnings under our nonqualified deferred compensation plan.

(7)
Amounts shown in this column include the information detailed in the following table:

Fiscal 2009 All Other Compensation

Name	Company Match on Qualified 401(k) Plan ($)	Company Match on 401(k) Excess Plan ($)	Perquisite Allowance ($)(1)	Reimbursement Of Club Dues and Fees ($)	Other ($)(2)	Totals ($)
Robert E. Switz	7,089	33,717	21,969	6,805	6,588	76,169
James G. Mathews	6,262	8,244	14,646	—	—	29,153
Patrick D. O'Brien	5,075	8,483	14,646	—	—	28,204
Laura N. Owen	6,706	5,603	9,154	—	95	21,558
Richard B. Parran, Jr.	7,206	3,501	9,154	—	5,000	24,860

(1)
Allowance paid to named executive officers in lieu of providing them with certain perquisites.

(2)
The amount for Mr. Switz represents the aggregate incremental cost to the company of an ADC fleet vehicle. The amounts for Mr. Parran represent a charitable contribution made by the Company on his behalf under the CLIC Program. The amounts for Ms. Owen represent a matching gift under our Matching Gift Program.

Grants of Plan-Based Awards

        The following table summarizes the fiscal 2009 grants of equity and non-equity plan-based awards to the named executive officers. All of these equity and non-equity plan-based awards were granted under our 2008 Global Stock Incentive Plan ("GSIP"), Executive Management Incentive Plan ("EMIP") and 2009 Management Incentive Plan ("MIP").

												All Other Stock Awards: Number of Shares of Stock or Units (#)(3)(6)	All Other Option Awards: Number of Securities Underlying Options (#)(4)
				Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(5)
Name	Grant Date		Date of Committee Action	Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)	Threshold (#)(2)	Target (#)(2)		Maximum (#)(2)
Robert E. Switz	n/a		n/a	—	695,711	2,087,133	—	—		—		—	—	—	—
	12/23/2008		12/23/2008	—	—	—	—	—		—		—	20,621	4.85	52,812
	12/23/2008		12/23/2008	—	—	—	—	—		—		—	405,379	4.85	1,038,213
	9/30/2009		9/30/2009	—	—	—	—	209,832	(7)	209,832	(7)	—	—	8.34	1,749,999
James G. Mathews	n/a		n/a	—	218,266	436,531	—	—		—		—	—	—	—
	12/15/2008		12/15/2008	—	—	—	—	—		—		—	20,622	4.85	52,815
	12/15/2008		12/15/2008	—	—	—	—	—		—		—	129,378	4.85	331,349
	9/30/2009	(6)	9/30/2009	—	—	—	—	—		—		37,777	—	8.34	315,060
Patrick D. O'Brien	n/a		a/a	0	221,568	443,135	—	—		—		—	—	—	—
	12/15/2008		12/15/2008	—	—	—	—	—		—		—	17,050	4.85	43,667
	12/15/2008		12/15/2008	—	—	—	—	—		—		—	50,450	4.85	129,207
	12/15/2008		12/15/2008	—	—	—	—	—		—		27,000	—	4.85	130,950
	9/30/2009	(6)	9/30/2009	—	—	—	—	—		—		38,333	—	8.34	319,697
Laura N. Owen	n/a		n/a	0	147,066	294,132	—	—		—		—	—	—	—
	12/15/2008		12/15/2008	—	—	—	—	—		—		—	9,381	4.85	24,026
	12/15/2008		12/15/2008	—	—	—	—	—		—		—	28,119	4.85	72,015
	12/15/2008		12/15/2008	—	—	—	—	—		—		15,000	—	4.85	72,750
	9/30/2009	(6)	9/30/2009	—	—	—	—	—		—		32,333	—	8.34	269,657
Richard B. Parran, Jr.	n/a		n/a	0	143,032	286,064	—	—		0		—	—	—	—
	12/15/2008		12/15/2008	—	—	—	—	—		0		—	15,346	4.85	39,303
	12/15/2008		12/15/2008	—	—	—	—	—		0		—	22,154	4.85	56,738
	12/15/2008		12/15/2008	—	—	—	—	—		0		15,000	—	4.85	72,750
	1/30/2009		1/30/2009	—	—	—	—	—		0		—	7,500	5.07	20,079
	1/30/2009		1/30/2009	—	—	—	—	—		0		—	7,500	5.07	20,079
	1/30/2009		1/30/2009	—	—	—	—	—		0		6,000	—	5.07	30,420
	9/30/2009	(6)	9/30/2009	—	—	—	—	—		0		32,777	—	8.34	273,360

(1)
Represents the possible payout amounts under our EMIP and MIP for fiscal 2009. The actual cash incentive payout amounts for fiscal 2009 are reflected in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

(2)
The awards reflected in this column are PSUs that have a three-year performance period from November 1, 2008 through September 30, 2011, vest on January 9, 2012 and were granted pursuant to our 2008 GSIP. Vesting of PSUs is contingent on both continued employment during the vesting period and the achievement by the Company of one- and three-year cumulative adjusted EPS target over the three-year performance measurement period. If the named executive officer's employment terminates during the performance period as a result of death or disability, a pro-rata portion will be awarded as soon as administratively feasible after termination of employment. If the award recipient's employment terminates during the performance period as a result of retirement, involuntary job elimination or due to divestiture of a company business unit, a pro-rata portion will be awarded only if the performance measure is achieved by the company by the end of the performance period. In the event of a change in control of the company, the award will vest in full.

(3)
The awards reflected in this column are RSUs granted that have a three-year vesting period. The RSUs vest in full on December 15, 2011. If the named executive officer's employment terminates prior to the vesting date as a result of death or disability, a pro-rata portion will be awarded as soon as administratively feasible after termination of employment. If the named executive officer's employment terminates prior to the vesting date as a result of retirement, involuntary job elimination or due to divestiture of a company business unit, a pro-rata portion will be awarded by the company by the end of the scheduled vest date. In the event of a change in control of the company, the award will vest in full.

(4)
The stock options reflected in this column were granted pursuant to our 2008 GSIP and vest in 25% increments on each of December 15, 2009, December 15, 2010, December 15, 2011 and December 15, 2012, as long as the named executive officer is still an employee as of these dates. The entire option will be fully vested as of December 15, 2012. The smaller value relates to those options granted as Incentive Stock Options within the meaning of Section 422.

(5)
ADC utilizes the Black-Scholes methodology to value its stock options granted to named executive officers. The assumptions were: exercise price based on closing price of the date of grant, seven year term, 4.6 years average time to exercise, 4.00% risk-free interest rate, and dividend yield of 0%. The calculated Black-Scholes co-efficient was 0.52806.

(6)
The values listed for the grants made to executives other than Mr. Switz on September 30, 2009 are time-based RSUs which vest on January 2, 2013 as part of our Superior Performance program. In addition, on September 30, 2009 each of the named executive officers other than Mr. Switz were granted a rights agreement under the Superior Performance program. Pursuant to these rights agreements, if certain performance criteria are met during fiscal 2011 each executive will be granted RSUs with a one-year resting period. The targeted value of the RSUs to be issued pursuant to the rights agreements is equal to two times the executive's base salary as of October 1, 2009. The actual value of the RSUs to be issued under the Rights Agreements will be an amount ranging from zero to three times the targeted value depending on the level of our adjusted operating income as a percentage of net sales in fiscal 2011.

(7)
These PSUs vest as a result of the successful implementation of a CEO succession planning and transition process.

Outstanding Equity Awards at Fiscal Year-End

        The following table shows the unexercised stock options, unvested time-based restricted stock unit awards ("RSUs"), and unvested performance-based restricted stock unit awards ("PSUs") held as of September 30, 2009, by the named executive officers.

								Stock Awards(1)
													Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
											Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)
								Number of Shares or Units of Stock That Have Not Vested (#)(2)
		Option Awards(1)
										Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert E. Switz	11/1/1999	21,428		0		83.78	11/1/2009	—		—	—		—
	10/29/1999	5,060		0		83.46	10/29/2009	—		—	—		—
	10/31/2000	5,686		0		149.63	10/31/2010	—		—	—		—
	11/1/2000	18,571		0		155.31	11/1/2010	—		—	—		—
	5/31/2001	21,428		0		53.76	5/31/2011	—		—	—		—
	11/1/2001	51,833		0		30.59	11/1/2011	—		—	—		—
	11/27/2002	96,285		0		15.82	11/27/2012	—		—	—		—
	8/29/2003	171,428		0		17.43	8/29/2013	—		—	—		—
	12/16/2004	142,856	(5)	0		18.76	12/16/2014	—		—	—		—
	12/15/2005	93,750	(5)	31,250	(5)	23.91	12/15/2015	—		—	—		—
	12/18/2006	70,000	(9)	70,000	(9)	14.59	12/18/2013	—		—	—		—
	12/17/2007	35,000	(9)	105,000	(9)	17.76	12/17/2014	—		—	—		—
	12/23/2008	—		426,000	(9)	4.85	12/23/2015	—		—	—		—
	12/18/2006	—		—		—	—	—		—	70,000	(7)	583,800
	12/18/2006	—		—		—	—	225,000		1,876,500	—		—
	12/17/2007	—		—		—	—	—		—	70,000	(8)	583,800
	9/30/2009	—		—		—	—	—		—	209,832	(11)	1,749,999
James G. Mathews	12/30/2005	10,500	(5)	3,500	(5)	22.39	12/30/2015	—		—	—		—
	12/18/2006	6,800	(9)	6,800	(9)	14.59	12/18/2013	—		—	—		—
	4/30/2007	7,000	(9)	7,000	(9)	18.40	4/30/2014	—		—	—		—
	12/17/2007	8,375	(9)	25,125	(9)	17.76	12/17/2014	—		—	—		—
	12/15/2008	0		150,000	(9)	4.85	12/15/2015	—		—	—		—
	12/18/2006	—		—		—	—	—		—	2,800	(7)	23,352
	12/18/2006	—		—		—	—	2,800		23,352	—		—
	4/30/2007	—		—		—	—	11,000		91,740	—		—
	4/30/2007	—		—		—	—	—		—	11,000	(7)	91,740
	12/17/2007	—		—		—	—	—		—	16,750	(8)	139,695
	9/30/2009	—		—		—	—	37,777	(10)	315,060
Patrick D. O'Brien	11/27/2002	21,428		0		15.82	11/27/2012	—		—	—		—
	12/30/2003	18,530		0		19.67	12/30/2013	—		—	—		—
	3/3/2004	12,500	(5)	0		20.44	3/3/2014	—		—	—		—
	12/16/2004	15,457	(5)	0		18.76	12/16/2014	—		—	—		—
	12/15/2005	13,500	(5)	4,500	(5)	23.91	12/15/2015	—		—	—		—
	12/29/2003	16,304		0		19.81	12/29/2010	—		—	—		—
	12/18/2006	16,600	(9)	16,600	(9)	14.59	12/18/2013	—		—	—		—
	12/17/2007	5,584	(9)	16,749	(9)	17.76	12/17/2014	—		—	—		—
	12/15/2008			67,500	(9)	4.85	12/15/2015
	3/3/2004	—		—		—	—	—		—	—		—
	12/18/2006	—		—		—	—	16,600		138,444	—		—
	12/18/2006	—		—		—	—	—		—	16,600	(7)	138,444
	12/17/2007	—		—		—	—	7,444		62,083	—		—
	12/17/2007	—		—		—	—	—		—	11,167	(8)	93,133
	12/15/2008	—		—		—	—	27,000		225,180	—		—
	9/30/2009	—		—		—	—	38,333	(10)	319,697	—		—
Laura N. Owen	11/1/2001	11,757		0		30.59	11/1/2011	—		—	—		—
	11/27/2002	22,856		0		15.82	11/27/2012	—		—	—		—
	3/3/2004	9,500		0		20.44	3/3/2014	—		—	—		—

								Stock Awards(1)
													Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
											Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)
								Number of Shares or Units of Stock That Have Not Vested (#)(2)
		Option Awards(1)
										Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
	12/16/2004	12,099	(5)	0		18.76	12/16/2014	—		—	—		—
	12/15/2005	13,500	(5)	4,500	(5)	23.91	12/15/2015	—		—	—		—
	12/29/2003	48,006		0		19.81	12/29/2010	—		—	—		—
	12/18/2006	13,000	(9)	13,000	(9)	14.59	12/18/2013	—		—	—		—
	12/17/2007	6,000	(9)	18,000	(9)	17.76	12/17/2014	—		—	—		—
	12/15/2008	—		37,500	(9)	4.85	12/15/2015	—		—	—		—
	12/18/2006	—		—		—	—	13,000		108,420	—		—
	12/18/2006	—		—		—	—	—		—	13,000	(7)	108,420
	12/17/2007	—		—		—	—	—		—	12,000	(8)	100,080
	12/15/2008	—		—		—	—	15,000		125,100	—		—
	9/30/2009	—		—		—	—	32,333	(10)	269,657	—		—
Richard B. Parran, Jr.	11/27/2002	8,571				15.82	11/27/2012	—		—	—		—
	3/3/2004	3,714	(5)	—		20.44	3/3/2014	—		—	—		—
	12/16/2004	6,385	(5)	—		18.76	12/16/2014	—		—	—		—
	12/15/2005	4,875	(5)	1,625		23.91	12/15/2015	—		—	—		—
	3/31/2006	3,375	(9)	1,125	(9)	25.82	3/30/2016	—		—	—		—
	12/18/2006	11,850	(9)	11,850	(9)	14.59	12/18/2013	—		—	—		—
	12/29/2003	12,591	(9)			19.81	12/29/2010	—		—	—		—
	12/17/2007	4,000	(9)	12,000	(9)	17.76	12/17/2014	—		—	—		—
	12/15/2008	—		37,500	(9)	4.85	12/15/2015	—		—	—		—
	1/30/2009	—		15,000	(9)	5.07	1/30/2016	—		—	—		—
	12/18/2006	—		—		—	—	11,850		98,829	—		—
	12/18/2006	—		—		—	—	—		—	11,850	(7)	98,829
	12/17/2007	—		—		—	—	5,333		44,447	—		—
	12/17/2007	—		—		—	—	—		—	8,000	(8)	66,720
	12/15/2008	—		—		—	—	15,000		125,100	—		—
	1/30/2009	—		—		—	—	6,000		50,040	—		—
	9/30/2009	—		—		—	—	32,777	(10)	273,360	—		—

(1)
All awards were made pursuant to our 1991 GSIP or 2008 GSIP.

(2)
Awards in this column consist of RSUs granted that have a three-year vesting period. For RSUs if the named executive officer's employment is terminated prior to the vesting date as a result of death or disability, a pro-rata portion will be awarded as soon as administratively feasible after termination of employment. Additionally, if the named executive officer's employment terminates prior to the vesting date as a result of retirement, involuntary job elimination or due to divestiture of a company business unit, a pro-rata portion will be awarded by the company by the end of the scheduled vest date. In the event of a change in control of the company, the RSUs with a three-year vesting period will vest in full.

(3)
The value of an outstanding unvested award was calculated based upon the closing price of ADC common stock on September 30, 2009 of $8.34.

(4)
Awards in this column consist of PSUs. Vesting of PSUs is contingent on both continued employment during the vesting period and the achievement by ADC of a three-year cumulative adjusted EPS target over a one- and three-year performance measurement period. If the named executive officer's employment terminates during the performance period as a result of death or disability, a pro-rata portion will be awarded as soon as administratively feasible after termination of employment. If the award recipient's employment terminates during the performance period as a result of retirement, involuntary job elimination or due to divestiture of a company business unit, a pro-rata portion will be awarded only if the performance measure is achieved by the company by the end of each fiscal year within the performance period. In the event of a change in control of the company, the award will vest in full.

(5)
These stock options vest at a rate of 8.3% per quarter so long as the recipient remains continuously employed by ADC.

(6)
These PSUs are for the performance period from November 1, 2006 through October 31, 2009.

(7)
These PSUs are for the performance period from November 1, 2007 through October 31, 2010.

(8)
These PSUs are for the performance period for November 1, 2008 through September 30, 2011.

(9)
These stock options vest at a rate of 25% a year for four years so long as the recipient remains continuously employed by ADC.

(10)
On September 30, 2009 our executives other than Mr. Switz received two long-term incentive awards under our Superior Performance program. These awards included (i) a restricted stock rights agreement pursuant to which if certain performance criteria are met during our fiscal 2011 the executive will be granted a time-based RSU at the end of fiscal 2011 with a further one-year vesting period, and (ii) an RSU that vests in January, 2013. The targeted value of the RSUs that would be issued pursuant to the rights agreements is equal to two times the executive's base salary as of October 1, 2009. The actual value of the RSUs to be issued pursuant to the rights agreements will be an amount ranging from zero to three times the targeted value depending on the level of our adjusted operating income as a percentage of net sales in fiscal 2011. This table does not reflect the grant of the restricted stock rights agreement as at this time it is uncertain whether and to what extent any RSUs subject to such rights agreement will ever be granted. It does reflect the grant of the RSUs that vest in January, 2013.

(11)
These PSUs vest as a result of the successful implementation of a CEO succession planning and transition process.

Stock Vested During Fiscal 2009

        The following table summarizes information with respect to RSU awards that vested during fiscal 2009 for each named executive officer. None of the named executive officers exercised stock options during fiscal 2009.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Robert E. Switz	75,000	413,125
James G. Mathews	7,500	42,075
Patrick D. O'Brien	10,286	56,920
Laura N. Owen	10,007	55,525
Richard B. Parran, Jr.	6,032	30,770

(1)
The value is based upon the closing market price of the Company's common stock on the date of vesting.

Pension Benefits

        We maintain a Pension Excess Plan, which is a non-qualified, unfunded deferred compensation arrangement. The plan is intended to compensate employees for the amount of benefits foregone under our former defined benefit pension plan (which was terminated on December 31, 1997) as a result of past elections under our Deferred Compensation Plan and the Executive Incentive Exchange Plan. It also is intended to compensate employees for the amount of benefits that could not be paid from the pension plan due to maximum benefit and compensation limitations under the Internal Revenue Code. Within 30 days of termination of employment, participants in the Pension Excess Plan receive a lump-sum payment equal to the amount of these benefits. Benefits payable under the Pension Excess Plan were frozen as of January 5, 1998, and participation in the Pension Excess Plan is limited to existing participants as of December 31, 1997. Of the named executive officers, only Mr. Switz participates in the Pension Excess Plan. Mr. Switz is fully vested in the plan and may retire at any time without reduction in benefit.

        The table below summarizes information with respect to the Pension Excess Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Robert E. Switz	Pension Excess Plan	16	71,717	0
James G. Mathews	—	—	—	—
Patrick D. O'Brien	—	—	—	—
Laura N. Owen	—	—	—	—
Richard B. Parran, Jr.	—	—	—	—

(1)
An actuarially equivalent value calculated by reference to the interest and mortality factor in effect at the time of the participant's assumed termination of employment (September 30, 2009, the end of our fiscal year) is used to calculate the present value of the accumulated benefit. The annual interest rate used is the average of the rates for 30-year treasury securities on each day of the month of November in the year preceding the assumed termination date. That interest rate was 4.0%. We used mortality assumptions as described in Section 417(e)(3) of the Internal Revenue Code. The year-over-year change in the actuarial present value of Mr. Switz's accumulated benefit under the Pension Excess Plan is disclosed in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table.

Nonqualified Deferred Compensation

        We sponsor a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended. U.S.-based executives are eligible to participate in this plan, as are all U.S.-based employees, following the completion of one year of employment in which they work at least 1,000 hours. These employees also are eligible to receive an employer matching contribution of one-half of the first 6% of their pay deferred into the plan.

        The ADC Telecommunications, Inc. 401(k) Excess Plan (the "401(k) Excess Plan") is designed to provide certain employees benefits that would be provided under our 401(k) plan except for the Internal Revenue Code limits placed on contributions to qualified 401(k) plans. The 401(k) Excess Plan is a non-qualified, unfunded deferred compensation arrangement. Record keeping accounts are held in each participant's name and are 100% vested at all times. Hypothetical contributions to these accounts are made by both the participant and the Company according to the Internal Revenue Code limits. Hypothetical earnings to accounts are made based upon the participant's preference of investment in an ADC phantom stock fund as well as other funds substantially similar to those found in our qualified 401(k) plan. Distributions are made to participants at the time of termination of employment in a lump sum or through regular installments over a five-year timeframe.

        The following table shows the contributions, earnings and account balances for the named executive officers in our 401(k) Excess Plan. Other than the 401(k) Excess Plan, we do not sponsor any other non-qualified deferred compensation plans into which named executive officers voluntarily defer part of the total cash compensation.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE ($)(4)
Robert E. Switz	78,674	33,717	20,844	0	729,268
James G. Mathews	16,489	8,244	18,393	0	76,236
Patrick D. O'Brien	28,276	8,483	39,981	0	317,436
Laura N. Owen	11,205	5,603	20,000	0	97,840
Richard B. Parran, Jr.	11,669	3,501	37,253	0	243,610

(1)
The amounts in this column also are reported in the "Salary" column of the Summary Compensation Table for fiscal 2009.

(2)
ADC's contributions listed in this column also are reported in the "All Other Compensation" column of the Summary Compensation Table for fiscal 2009.

(3)
The earnings listed in this column represent the change during the last fiscal year in the value of the underlying mutual fund or the Company's stock fund in which the executive officers' deferred amounts were invested and increases in the deferred amounts due to dividends payable upon those funds.

(4)
The amounts in this column include deferrals of cash compensation from prior years that were reported in the Summary Compensation Table in our proxy statement as follows for the relevant years: for Mr. Switz, $542,910; for Mr. Mathews, $18,174; for Mr. O'Brien, $223,561; for Ms. Owen, $120,141; and for Mr. Parran, $141,226. The balance for each named executive officer includes the cumulative increase in value of the investment alternatives in which the deferred amounts are deemed to be invested.

Employment Agreements and Potential Payments Upon Termination or Change in Control

Employment and Severance Agreement with Robert E. Switz

        We entered into an employment agreement with Mr. Switz in conjunction with his appointment as Chief Executive Officer effective August 13, 2003. On July 1, 2009 we entered into the Extension of this existing employment agreement with Mr. Switz. The Extension reflects our Board's desire to provide stability in the direction and management of ADC through a challenging economic environment. It also reflects our Board's intent to act proactively in the area of succession planning in response to the prospect of the eventual future retirement of Mr. Switz, currently age 63.

        Mr. Switz has agreed with the Board to remain with ADC at least until the end of 2011 or, if sooner, until the end of a transition period following the appointment of a successor CEO. Through continued performance as CEO for the agreed period under the Extension, Mr. Switz would earn the right to receive a one-time payment and acceleration of equity compensation awards that have not previously vested at the time of his retirement.

        Among other things, the Extension also clarifies provisions of the existing employment agreement regarding the calculation of the amount of the payment to which Mr. Switz would be entitled in the case of (1) termination by the company without cause; (2) termination by Mr. Switz for good reason; or (3) Mr. Switz' retirement after the date specified in the Extension. Specifically, under these circumstances, the amount of the one-time payment is now stated as a specific dollar amount ($3.275 million) rather than an amount derived from a formula-driven calculation.

Voluntary Termination or Termination for Cause

        In the event that Mr. Switz voluntarily terminates his employment without "good reason" or if we terminate his employment for "cause" (both as defined in the agreement), no compensation will be provided other than the normal payment of salary already earned and other benefits to which he legally is entitled as an employee.

  •
  Voluntary Termination for Good Reason, Termination Without Cause, or Retirement.  In the event that Mr. Switz terminates his employment for good reason, if we terminate his employment for reasons other than cause or he retires as defined in the amended agreement, Mr. Switz is entitled to (1) a lump sum cash severance equal to $3,275,000 (2) payment of the employer portion of medical and dental premiums under COBRA for up to six months, and (3) accelerated vesting of certain stock option and restricted stock awards, in which case he would be able to exercise the applicable stock options until the earlier of the third anniversary of his termination of employment or August 29, 2013.

  •
  Death or Disability.  In the case of Mr. Switz' death or total disability, the agreement provides for full vesting of certain restricted stock and stock option awards, and the exercise period of those stock option awards would extend until the earlier of the third anniversary of his termination of employment or August 29, 2013, but in no case beyond the option term.

  •
  Termination Following Change in Control.  If Mr. Switz' employment is terminated following a change in control, he is entitled to the benefits provided by our then-current Severance Plan (as defined below), and if such benefits are paid, he is not entitled to any other payment or benefits under the employment agreement.

        In addition, option, RSU and PSU award agreements entered into by Mr. Switz may contain acceleration of vesting clauses upon the occurrence of certain events.

Severance Arrangements with Other Named Executive Officers

        We do not have employment or severance agreements with the named executive officers other than Mr. Switz. However, we have established severance practices as they relate to involuntary, other-than-for-cause separations for our named executive officers. For the named executive officers, salaries are continued for a period of from 12 to 18 months depending on grade level. All executives separated under this practice are eligible to receive reimbursement for benefits continuation of two months (12 months in the case of a disability) and outplacement assistance in the amount of $9,000. The named executive officer receiving severance pay under this practice must sign a waiver and release of claims including non-solicitation and non-disparagement clauses. These severance practices may be changed at any time at the discretion of the Compensation Committee.

Executive Change in Control Severance Pay Plan

        We maintain an Executive Change in Control Severance Pay Plan (the "Severance Plan") to provide severance pay in the event of a "change in control" of the Company for executive officers (including the named executive officers) and certain other high-level executives. The plan and agreements are intended to provide for continuity of management if there is a change in control of the Company. Generally, under the Severance Plan and various equity award agreements currently in effect, a change in control is defined to include:

  •
  A change in control of the nature that would be reported under Schedule 14A of Regulation 14A of the Securities and Exchange Act of 1934;

  •
  A public announcement that a person has become a beneficial owner pursuant to Section 13(d) of the Securities and Exchange Act of 1934 representing 20% or more of the combined voting power of our then outstanding securities;

  •
  The continuing directors (as defined in the Severance Plan) cease to be a majority of the Board;

  •
  Consummation of a reorganization, merger, consolidation or sale of all or substantially all of ADC's assets unless the outstanding voting securities of ADC prior to the transaction continue to represent at least 50% of the voting securities of ADC or the new company;

  •
  Approval by the shareowners of a liquidation or dissolution of ADC; or

  •
  The continuing directors (as defined in the Severance Plan) determine in their sole and absolute discretion that a change in control has occurred.

        The Severance Plan provides for severance payments to eligible employees whose employment is terminated, either voluntarily with "good reason" (as defined in the Severance Plan) or involuntarily, during the two-year period following a change in control. This is often referred to as a "double trigger" severance provision. The Compensation Committee believes that a double trigger design is more appropriate than the single trigger approach because it prevents severance payments in the event of a change in control where the executive continues to be employed without an adverse effect on compensation, role and responsibility or job location.

        The amount of severance pay to be received by the CEO is three times his annual base salary and annual target bonus, and for other eligible executives is two times their annual base salary and target bonus. The Severance Plan also provides for payment of a pro rata portion of the employee's bonus under the MIP or other applicable incentive bonus plan for the year in which employment termination occurs to the extent that the applicable incentive plan does not otherwise require a payment. This pro rata amount is the higher of the pro rata target incentive or pro rata actual incentive based on financial performance during the year. Payments under the Severance Plan will be made on the first day of the seventh month following termination of employment in a lump sum. Under the Severance Plan, any severance payment to an eligible executive is increased by the amount, if any, necessary to take into account any additional taxes as a result of such payments being treated as "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code.

Change in Control Provisions in Equity Award Agreements

        We have other compensatory arrangements with our executive officers relating to a change in control of ADC. All stock option agreements outstanding under our 1991 GSIP and 2008 GSIP provide for the acceleration of exercisability of options upon a change in control (or, in certain cases, only if the optionee's employment is terminated without cause within two years following a change in control). In addition, our outstanding RSU, PSU, and PCU award agreements provide for accelerated vesting of certain outstanding RSUs, PSUs and PCUs following a change in control.

Potential Payments Upon Certain Terminations or Changes in Control

        The following table shows potential payments to the named executive officers upon voluntary termination, death, disability, termination without cause, retirement or termination upon a change in control of the Company, assuming that any such termination of employment occurred on September 30, 2009. The retirement benefits that are listed in the table are available after the named executive officer attains age 55 and has at least 10 years of eligible service.

 Potential Payments Upon Certain Terminations, Death, Disability or Termination After
a Change in Control

Name	Description	Voluntary Termination, Disability or Death	Without Cause Termination	Retirement	Termination After Change in Control
Robert E. Switz	Severance Amount	0	3,275,000	0	4,452,000
	Bonus	0	0	0	695,711
	Value of Accelerated Options(1)	0	0	0	1,488,740
	Value of Accelerated RSUs(2)	0	0	1,250,875	1,876,500
	Value of Accelerated PSUs(3)	0	0	583,742	2,917,599
	Value of Benefits Continuation	0	3,870	0	0
	Value of Outplacement Services	0	9,000	0	0
	Excise Tax Gross Up Payment(4)	—	—	0	3,758,499
	Total	0	3,287,870	1,834,617	15,277,049

James G. Mathews	Severance Amount	0	425,000	0	1,156,000
	Bonus	49,110	49,110	49,110	218,265
	Value of Accelerated Options(1)	0	0	0	523,500
	Value of Accelerated RSUs(2)	0	0	0	115,357
	Value of Accelerated PSUs(3)	0	0	0	254,767
	Value of Benefits Continuation	0	2,018	0	0
	Value of Outplacement Services	0	9,000	0	0
	Excise Tax Gross Up Payment(4)	—	—	—	845,356
	Total	49,110	485,128	49,110	3,113,265

Patrick D. O'Brien	Severance Amount	0	431,250	0	1,173,000
	Bonus	52,622	52,622	52,622	221,568
	Value of Accelerated Options(1)	0	0	0	235,575
	Value of Accelerated RSUs(2)	0	0	0	301,376
	Value of Accelerated PSUs(3)	0	0	0	231,577
	Value of Benefits Continuation	0	2,018	0	0
	Value of Outplacement Services	0	9,000	0	0
	Excise Tax Gross Up Payment(4)	—	—	—	783,187
	Total	52,622	494,890	$52,622	2,946,283

Laura N. Owen	Severance Amount	0	363,750	0	902,100
	Bonus	36,766	36,766	36,766	147,066
	Value of Accelerated Options(1)	0	0	0	130,875
	Value of Accelerated RSUs(2)	0	0	0	233,747
	Value of Accelerated PSUs(3)	0	0	0	208,500
	Value of Benefits Continuation	0	1,290	0	0
	Value of Outplacement Services	0	9,000	0	0
	Excise Tax Gross Up Payment(4)	—	—	—	565,932
	Total	36,766	410,806	$36,766	2,188,220

Richard B. Parran, Jr.	Severance Amount		368,750	0	914,500
	Bonus	50,729	50,729	50,729	143,032
	Value of Accelerated Options(1)	0	0	0	179,925
	Value of Accelerated RSUs(2)	0	0	0	318,676
	Value of Accelerated PSUs(3)	0	0	0	165,549
	Value of Benefits Continuation	0	2,018	0	0
	Value of Outplacement Services	0	9,000	0	0
	Excise Tax Gross Up Payment(4)	—	—	—	633,160
	Total	50,729	430,497	50,729	2,354,842

(1)
Value computed for each stock option grant by multiplying (i) the difference between (a) $8.34 which was the closing market price of a share of our common stock on September 30, 2009, the last business day of fiscal 2009 and (b) the exercise price per share for that option grant, by (ii) the number of shares subject to that option grant.

(2)
Value determined by multiplying the number of RSUs that vest by $8.34, the closing market price of a share of our common stock on September 30, 2009, the last business day of fiscal 2009.

(3)
Value determined by multiplying the number of PSUs that vest by $8.34, the closing market price of a share of our common stock on September 30, 2009, the last business day of fiscal 2009.

(4)
In the case of a change in control, the standard calculations as specified under the Internal Revenue Code Section 280(g) regulations were applied to the various benefits the named executive officers would receive in order to determine if any 280(g) excise taxes would be triggered and if so, what amount of 280(g) gross-up payments would be required under the terms of the change in control arrangements.

 COMPENSATION DISCUSSION AND ANALYSIS

Overview

        This Compensation Discussion and Analysis (the "CD&A") describes our compensation philosophy, objectives, and processes, including the methodology used in 2009 for determining executive compensation for the named executive officers. A section at the end of the CD&A describes action regarding executive compensation taken or effective after the 2009 fiscal year end. Please also refer to the more detailed compensation disclosures beginning with and the Summary Compensation Table contained in this Information Statement.

Executive Summary

        Our executive compensation programs continue to be guided by the following general principles: (1) providing competitive pay relative to our peers, (2) assuring that a significant portion of executive compensation is tied directly to company performance (3) aligning the interests of our executives with those of our shareowners through the use of equity compensation awards, and (4) utilizing compensation elements that help retain our executives. In using these principles to structure compensation programs we seek to assure that median levels of performance for our company relative to the performance of our peers will result in median levels of compensation relative to that paid to executives of our peers and that above median levels of performance relative to our peers will result in above median levels of compensation relative to that paid to executives of our peers. In structuring compensation programs we also take into account the industry and macro-economic conditions in which we operate as well as the need to provide incentives towards specific financial or operating goals.

        Unprecedented industry and macro economic conditions began to impact our business significantly late in fiscal 2008. At the time we were planning compensation for fiscal 2009, we took into account the possibility there would be a prolonged recession and that we would need to monitor our operating costs appropriately. As a result, we made several key decisions regarding compensation for fiscal 2009. Payouts under incentive programs also were impacted by economic and industry conditions in fiscal 2009. For instance:

  (1)
  We reduced the level of salary increases for all of our employees worldwide, including our named executive officers, for fiscal 2009 from the level of increase that we would normally approve.

  (2)
  We did not adjust the number of shares subject to our annual equity grants made in December, 2008 despite the fact our stock price declined significantly between the time we initially determined the number of shares that would be subject to equity award grants and the grant date. As a result, the values of the equity grants that were delivered to our executives were significantly lower than originally planned; and

  (3)
  Annual cash incentive payouts decreased significantly from fiscal 2008 due to our financial performance.

        During fiscal 2009, in preparation for the development and implementation of a proactive process to determine the successor to our Chief Executive Officer ("CEO") and to ensure an orderly transition for this position, we extended the term of the employment contract of our CEO, Mr. Switz, and granted him a performance-based restricted stock award. These actions were designed to retain Mr. Switz, currently age 63, as we prepare to transition his position and to reward him for a successful transition.

        At the end of fiscal 2009, we also implemented a special one-time, long-term incentive program that we call the Superior Performance Long Term Incentive Program (the "Superior Performance" program). The Superior Performance program was developed in light of Board planning concerning the eventual retirement of Mr. Switz as well as the Board's desire to drive higher levels of performance in the face of a very challenging economic environment. This program has been extended to members of our executive team other than Mr. Switz and will reward them if they significantly improve our financial performance from the level of performance in fiscal 2009. It also provides a significant retention incentive for participating executives. Details of the Superior Performance program are found in the "Compensation Discussion and Analysis" of this Information Statement.

        This CD&A will disclose who determines compensation for our executives, the objectives and philosophies of our executive compensation program, the means by which levels of compensation for executives are determined and the elements of compensation we use in our compensation program.

        The principal elements of our executive compensation program for fiscal 2009 were:

  •
  Base salary;

  •
  Annual, performance-based cash incentives;

  •
  Long-term incentives;

  •
  Benefits and perquisites; and

  •
  A change-in-control severance pay plan and other severance pay arrangements and practices.

The Role of the Compensation Committee

        The Compensation Committee reviews and approves executive compensation programs and specific compensation arrangements with the named executive officers. The Compensation Committee is composed entirely of independent outside directors, as currently defined by the SEC and the NASDAQ Global Select Market. A brief summary of the role of the Compensation Committee is found in the section entitled "Information Concerning Current Directors and Officers of ADC Telecommunications, Inc." in this Information Statement. For more information on the role and responsibilities of the Compensation Committee, we encourage you to review the Compensation Committee Charter, which is posted on our website at http://investor.adc.com/governance.cfm.

The Role of the Compensation Consultant

        The Compensation Committee charter permits the Compensation Committee to engage independent outside advisors to assist the Compensation Committee in the fulfillment of its responsibilities. The Compensation Committee engages an independent executive compensation consultant, who provides it with information, advice and counsel. Typically, the consultant assists the Compensation Committee by independently reviewing:

  •
  Our executive compensation policies, practices and designs;

  •
  The mix of compensation established for our named executive officers as compared to our peer group and other selected market survey data;

  •
  Market trends and competitive practices in executive compensation; and

  •
  The specific compensation package for our Chairman, President and Chief Executive Officer, Mr. Switz.

        F.W. Cook served as independent consultant to the Compensation Committee through July, 2009. Beginning July 21, 2009, the Committee engaged Pearl Meyer & Partners as its independent consultant. The selection and engagement of each consultant was made directly by the Compensation Committee. Neither F.W. Cook nor Pearl Meyer & Partners provide any other compensation or benefit consulting services to the Company.

        Throughout fiscal 2009, each of the consultants met periodically with the Compensation Committee in the regularly scheduled committee meetings that occurred during the respective engagement terms for that consultant. Separately, the consultants also met with the Chair of the Compensation Committee and management representatives in preparation for scheduled Compensation Committee meetings. In these preparation meetings, the efficacy of executive compensation programs was discussed, market survey and peer group data were reviewed, and new programs and modifications to existing programs were reviewed. The consultants offered their opinions concerning management recommendations, made their own recommendations and otherwise advised the Compensation Committee concerning executive compensation at the Company, including compensation for Mr. Switz and the other named executive officers. The consultants also advised the Compensation Committee on the composition of the below described peer group. On occasion, the consultants were directed to perform analysis concerning potential new programs or other matters of interest to the Compensation Committee.

The Role of Executive Management in the Process of Determining Executive Compensation

        The Compensation Committee makes the final determination of the executive compensation package provided to each of our named executive officers. Mr. Switz makes recommendations to the Compensation Committee and participates in the decisions regarding executive compensation for named executive officers other than himself. Each of these other executives reports directly to Mr. Switz. Ms. Owen, our Vice President and Chief Administrative Officer, is responsible for administering our executive compensation program. Ms. Owen also reviews significant proposals or topics impacting executive compensation with the Compensation Committee. Mr. Mathews, our Chief Financial Officer, is responsible for providing information and analysis on various aspects of our executive compensation plans, including financial analysis relevant to the process of establishing performance targets for our Management Incentive Plan ("MIP") and our Executive Management Incentive Plan ("EMIP") as well for performance-based restricted stock unit awards ("PSUs"). Mr. Pflaum, our Vice President and General Counsel, acts as Secretary to the Compensation Committee as well as the full Board and other Board committees. Although members of our management team participate in the process of determining executive compensation at the request of the Compensation Committee, the Compensation Committee also meets regularly in executive session without any members of the management team present. The compensation arrangements for Mr. Switz were approved in such executive sessions.

Key Considerations and Process

        Program Objectives and Reward Philosophy.    Our Compensation Committee is guided by the following key objectives and reward philosophies in the design and implementation of our executive compensation program:

  •
  Pay for performance.  Our compensation program must motivate our named executive officers to drive the Company's business and financial results and is designed to reward both near-term performance as well as sustainable performance over a longer period. We believe, the "at risk" portion of total compensation (i.e., the incentive programs under which the amount of compensation realized by the executive is not guaranteed and increases with higher levels of performance or decreases with lower levels of performance) should be the largest component of an executive's compensation. We seek to balance rewards for both near-term as well as longer-term performance, however, we believe executives are driven to grow our business without undue incentive to take risks that would threaten the long-term sustainability of our business.

  •
  Competitive pay.  Competitive compensation programs are important to attract and retain a high-performing executive team. We believe that total compensation for our executive officers should be within the median range of the total compensation for executives at companies with whom we compete for executive talent. For our named executive officers other than our CEO, the median range is defined as the median of compensation earned by similarly-situated executives employed by companies within our peer group and also those executives employed by companies included in market surveys we analyze plus or minus 20%. For our CEO, the median range is defined as the median of compensation earned by similarly situated executives employed by companies within our peer group plus or minus 20%.

  •
  Alignment with shareowners.  Our executives' interests must be aligned with the interests of our shareowners. A key objective of our compensation program is to motivate and reward our executives to drive performance which leads to the enhancement of long-term shareowner value. A key compensation element in this regard is the use of equity compensation awards.

  •
  Retention.  Given the volatility of the current worldwide economic situation and the implementation of a leadership succession process over the next two to three years, a critical objective is the retention of our management team to ensure continuity of the business.

        Analysis of Risk Taking Behaviors.    In structuring our compensation program we work to balance the above objectives. Thus while we place a strong emphasis on pay for performance, the Compensation Committee strives to structure a program that provides sufficient incentives for executives to drive business and financial results, but not to the point of encouraging excessive and unnecessary risk taking behaviors that would threaten the long-term sustainability of our business. The Compensation Committee helps to ensure this balance is achieved through the following means:

  •
  Providing executives with competitive base-salaries that typically are within the median range for executives at companies with whom we compete for executive talent. We believe this helps to mitigate risk-taking behaviors while also providing an incentive for executives to retain their employment with us;

  •
  Generally utilizing a mix of compensation elements that is within the median range for the mix of executive compensation provided by companies in our peer group and market survey data we review. In this regard we believe our compensation programs do not encourage risk taking behaviors in a manner that is materially different from our peers;

  •
  Reliance upon rigorous business and financial planning processes to establish financial and business performance metrics for incentive plans that, while challenging, are designed to be achievable. We believe the establishment of realistic, achievable targets mitigates the potential that our executives will engage in excessive risk-taking behaviors;

  •
  Limiting the amount of payouts available to executives under short-term cash based incentive programs such as our EMIP and MIP. By limiting potential payouts under these incentive programs, we believe we mitigate the potential that our executives will engage in excessive risk-taking behaviors;

  •
  Utilizing ranges of performance to determine the amount of incentive compensation an executive will receive under both short-term and longer-term performance based incentive programs. We believe this approach is less likely to encourage risk-taking behaviors than a measurement that provides the executive with an "all or nothing" basis for compensation;

  •
  Utilizing a variety of performance measures when structuring short-term and long-term incentive plans as opposed to a single measure that could cause executives to focus their attention on limited aspects of our business performance;

  •
  Providing executives with long-term equity based compensation awards each year. We believe that as executives accumulate these awards over a period of years they become incented to take actions that promote the longer-term sustainability of our business; and

  •
  Utilizing stock ownership guidelines that encourage executives to retain a significant long-term position in our common stock and thereby incent them to work to retain the long-term sustainability of our business.

        References in the CD&A to "total compensation" refer to the sum of base salary, target annual cash incentives and the fair value of long-term equity incentives on the date of grant. Because SEC rules presently require the value of equity awards disclosed in the Summary Compensation Table contained this Information Statement to be measured based on the value recognized for financial reporting purposes as opposed to their fair value, the references to total compensation in this Information Statement may not tie to the values found in the Summary Compensation Table and other supplemental tables.

        In applying our program objectives and reward philosophies, the Compensation Committee takes into account the following key considerations and uses the following processes:

        Competitive Market Assessment.    We regularly conduct a competitive market assessment for each of the primary elements of our executive compensation program. The Compensation Committee does not apply any formulaic approach in setting compensation resulting from the market assessment. Instead, as described above, this information is used to help determine a potential range of compensation, which is then balanced against a variety of other factors in making a final determination of each executive's compensation. The Compensation Committee used the following sources of information in setting total compensation for fiscal 2009:

  •
  Compensation Peer Group Information.  The Compensation Committee considered executive compensation information from the proxy statements of 19 "peer group" public companies with revenues ranging from $0.5 billion to $4.0 billion. The peer group is composed primarily of communications infrastructure companies. In addition to a comparable revenue range, the selection of companies for inclusion within the peer group was also based upon a consideration of whether each selected company has a comparable range of total assets and market capitalization. Each year, the Compensation Committee reviews the list of companies comprising the peer group and the list can be modified by the Committee. For fiscal 2009, the following companies were included in our comparison peer group for executive compensation purposes:

Fiscal 2009 Comparison Peer Group

3Com Corporation	CommScope, Inc.	Powerwave Technologies
Adtran, Inc.	General Cable Corporation	Quanta Services, Inc.
Amphenol Corporation	Harris Corporation	Superior Essex, Inc.
Arris Group	Hughes Communications, Inc.	Tellabs, Inc.
Avocent Inc.	JDS Uniphase, Inc.	Thomas & Betts Corp.
Belden, Inc.	Molex, Inc.
Ciena Corporation	Polycom, Inc.
  •
  Aon-Radford Executive Survey.  This survey provides base salary and short-term and long-term incentive information for United States-based high-technology and manufacturing companies. The Compensation Committee considers information for companies included in this survey with revenues ranging from $1 billion to $3 billion.

  •
  Watson Wyatt Survey Report on Top Management.  We obtained information from the manufacturing super sector segment of this survey, which includes companies with revenues ranging from $0.5 billion to $2.5 billion. This survey includes data on base salary and short-term and long-term incentive compensation.

  •
  Hewitt Total Compensation Measurement.  Hewitt provides a broad-based comprehensive executive compensation survey in the United States which includes base salary and incentive information. We considered companies in the $1.0 billion to $2.5 billion revenue range within this survey.

  •
  Mercer U.S. Benchmark Database.  Mercer provides a broad-based and comprehensive salary database including financial, human resources and information technology positions at companies with revenues in the $1 to $3 billion range.

  •
  Buck Consultants' Summary Trends in Global Equity Compensation.  This report is based on a survey of long-term incentive compensation programs at primarily United States-based publicly-held high technology companies that collectively make equity grants in over 35 countries.

        Survey sources generally are utilized to supplement compensation peer group data analyzed by our consultants, especially for those officer positions outside the named executive officers where little or no peer data is available. Peer group data is used exclusively in providing a market view for our CEO. For named executive officers other than the CEO, survey data is weighted approximately evenly with available peer group data.

        Financial and Strategic Objectives.    Our management team developed our fiscal 2009 annual operating plan and our fiscal 2009 three-year strategic plan, approved by our Board. The Compensation Committee utilizes these financial and strategic plans in the development of compensation plans and performance goals for our named executive officers for the next fiscal year.

        Considerations for Mr. Switz.    In fiscal 2009 the total compensation for Mr. Switz was within the median range of chief executive officers of companies within our peer group. The Compensation Committee considers the following additional factors in setting the compensation arrangements for Mr. Switz: An annual assessment of his performance conducted by our Governance Committee (based on evaluations from the entire Board); Mr. Switz's tenure, skills and experience; the financial and strategic results achieved by the Company for the last fiscal year relative to the pre-established objectives in our annual operating plan and three-year strategic plan; the financial plans and strategic objectives for the next fiscal year; and other strategic and operational factors critical to the long-term success of our business (e.g. Succession planning and transition).

        In determining Mr. Switz's total compensation for fiscal 2009, the Compensation Committee met with F.W. Cook. The Compensation Committee's desire was to recognize the Company's financial performance in fiscal 2008, Mr. Switz's sustained leadership and contributions to the organization through both positive and negative business cycles, his management of the transition of certain senior executive positions during the past fiscal year and to reinforce the company's overall compensation philosophy.

        The Compensation Committee reviewed analysis by F.W. Cook regarding the Company's performance relative to our identified peer group. Specific financial and business measures reviewed were company size, profitability on a GAAP net income basis, company growth, and shareholder return all weighted evenly. On this basis, our overall composite performance was deemed to be at approximately the 48th percentile of our peer group and, therefore, within the median range. It also reviewed information concerning Mr. Switz's total compensation compared to the median range of total compensation of the CEOs of companies within our peer group. Mr. Switz's total compensation was within the median range.

        Considerations for Other Named Executive Officers.    In fiscal 2009 the total compensation of each of our named executive officers other than Mr. Switz was within the median range of similarly situated employees of companies within our peer group and the salary surveys we utilize. The Compensation

Committee considers the following factors in setting the compensation arrangements for each of the other named executive officers:

  •
  Mr. Switz's assessment of the named executive officer's individual performance and contributions to the Company's performance for the most recent fiscal year as well as the performance and contributions made over a sustained period of time (through both positive and negative business cycles);

  •
  The named executive officer's tenure, skills and experience as well as any unique talents;

  •
  The Company's business and financial performance for the last fiscal year relative to pre-established objectives;

  •
  The market survey and peer group competitive data described above applicable to the specific position that the named executive officer holds at the Company;

  •
  Mr. Switz's recommendations regarding compensation levels for the other named executive officers;

  •
  Input from the independent consultant retained by the Compensation Committee;

  •
  An assessment of the named executive officer's ability to take on additional responsibility in the future; and

  •
  An evaluation of the skill set of each named executive officer, including an assessment of how effective or unique the skill set is, how difficult it would be to replace the executive and the relative importance of the skill set to the accomplishment of our business objectives.

Application of Objectives and Reward Philosophy to our Fiscal 2009 Executive Compensation Program

        Fiscal Year End Change.    As previously announced, we changed our fiscal year end date from October 31st to September 30th effective as of September 30, 2009. As a result, our fiscal 2009 was a shortened (or "transition") 11-month fiscal year. We therefore modified certain executive compensation elements to ensure congruity with that shorter year. Specifically, the following one-time modifications occurred:

  •
  Base salary actually paid for fiscal 2009 reflects an 11-month "transition" year. This is reflected in the Summary Compensation Table which appears above.

  •
  Payouts under our annual EMIP and MIP cash incentive programs are calculated as percentage of salary paid to the participant during the course of the fiscal year. With the transition to a new fiscal year ending September 30th, the eligible salary on which payouts under the incentive program are calculated for each participant cover only 11 months in fiscal 2009 instead of 12 months. Potential payouts under the EMIP and MIP were therefore reduced in fiscal 2009. This is reflected in the Summary Compensation Table.

  •
  Annual equity compensation awards made in December, 2008 were not adjusted for the shortened fiscal year. However, because our stock price declined significantly between the time we initially determined the guidelines for the number of shares that would be subject to these equity award grants and the grant date, the value of the equity grants that were delivered to our executives were significantly lower than originally planned. Despite this decline in value against our targeted value, we elected not to make an upward adjustment in the number of shares granted as a result of this situation.

  •
  Perquisite allowances are paid on the same bi-weekly schedule as normal salary. Therefore, during the transition year, the reported allowances will be proportionately lower than in a normal 12-month fiscal year. The amounts shown under "Other Compensation" in the Summary Compensation Table reflect the shortened year.

        Compensation tables which show historical data, such as the Summary Compensation Table shown above, show actual compensation based on 12-month fiscal years for fiscal 2007 and 2008. Fiscal 2009 actual compensation reflects the shortened (11-month) transition year.

Compensation Mix

        Fiscal 2009 Compensation Mix.    The table below illustrates the fiscal 2009 mix of total compensation for each of the named executive officers and the allocation between (1) performance- and non-performance based elements of total compensation; (2) annual and long-term elements of performance-based compensation; and (3) cash- and equity-based elements of total compensation.

Fiscal 2009
Total Compensation Mix(1)(2)

	Percent of Total Compensation That is:		Percent of Performance- Based Total Compensation That is:		Percent of Total Compensation That is:
	Performance- Based(3)	Fixed(4)	Annual(5)	Long-Term(6)	Cash- Based(7)	Equity- Based(8)
Robert E. Switz	83%	17%	21%	79%	35%	65%
James G. Mathews	73%	27%	25%	75%	45%	55%
Patrick D. O'Brien	71%	29%	28%	72%	48%	52%
Laura N. Owen	67%	33%	27%	73%	51%	49%
Richard B. Parran, Jr.	70%	30%	24%	76%	47%	53%

(1)
For purposes of this table, "total compensation" includes the sum of base salary, target annual cash incentive compensation, the face value at grant of full-value shares (including performance-based restricted stock units at target performance) and the present value of stock options used as long-term equity incentive compensation.

(2)
On September 30, 2009 our executives other than Mr. Switz received two long-term incentive awards under our Superior Performance program. These awards included (i) a restricted stock rights agreement pursuant to which if certain performance criteria are met during our fiscal 2011 the executive will be granted a time-based RSU at the end of fiscal 2011 with a further one-year vesting period, and (ii) an RSU that vests in January, 2013. The targeted value of the RSUs that would be issued pursuant to the rights agreements is equal to two times the executive's base salary as of October 1, 2009. The actual value of the RSUs to be issued pursuant to the rights agreements will be an amount ranging from zero to three times the targeted value depending on the level of our adjusted operating income as a percentage of net sales in fiscal 2011. This table does not reflect the grant of the restricted stock rights agreement as at this time it is uncertain whether and to what extent any RSUs subject to such rights agreement will ever be granted. It does reflect the grant of the RSU that vests in January, 2013.

(3)
Target annual cash incentive value plus long-term incentive value divided by total compensation.

(4)
Base salary divided by total compensation.

(5)
Target annual cash incentive value divided by target annual cash incentive value plus long-term incentive value.

(6)
Long-term incentive value divided by target annual cash incentive value plus long-term equity incentive values.

(7)
Base salary plus target annual cash incentives divided by total compensation.

(8)
Long-term incentive value divided by total compensation.

        Analysis.    The compensation mix for our named executive officers in fiscal 2009 was weighted significantly toward performance-based compensation in accordance with our pay for performance reward philosophy. This mix of compensation elements is within the median range for the mix of executive compensation provided by the companies included in our peer group and the market survey data described earlier in this CD&A.

Base Salaries

        Fiscal 2009 Base Salaries.    We pay a competitive base salary to help us attract and retain talented executives. In the second half of fiscal 2008, it became apparent that the world was experiencing a decline into recession. The Company's management made the decision to reduce significantly, but not eliminate, salary increases for its employees worldwide. Management also recommended, and the Compensation Committee approved, reduced salary increases for our named executive officers. These actions were a response to that economic decline, and the Company's desire to manage costs in an uncertain marketplace. Salary increases were reduced significantly instead of eliminated because the Company wanted to take steps to retain an experienced and trained workforce through the global recession. This decision was made for all our employees early in fiscal 2009. Salary increases were effective January 1, 2009.

        The amount of the annualized base salary and the year-over-year increase for each of the named executive officers in fiscal 2009 is set forth in the following table:

Fiscal 2009 Base Salary Table

	Fiscal 2008	Fiscal 2009	Annualized Percent Increase in 2009
Robert E. Switz	$742,000	$757,000	2.0%
James G. Mathews	$330,000	$340,000	3.0%
Patrick D. O'Brien	$335,500	$345,000	2.8%
Laura N. Owen	$285,000	$291,000	2.1%
Richard B. Parran, Jr.(1)	$250,000	$295,000	18.0%

(1)
Mr. Parran's base salary reflects a 2% annual salary increase effective 1/1/2009 and a salary increase of approximately 15.7% implemented upon his appointment as President of our Network Solutions business unit.

        In fiscal 2009, Mr. Switz received a 2.0% base salary increase. Annual base salary increases for the other named executive officers were in the range of 2.0% to 3.0%, and the average annual base salary increase for all named executive officers was 2.2% exclusive of the promotional increase provided to Mr. Parran in connection with his appointment as President of our Network Solutions business unit. All of these salary increases were based upon the competitiveness of the executive's base salary relative to our peer group as well as an assessment of the executive's performance in fiscal 2008.

        Analysis.    Both base salaries as well as the range of annual salary increases for each of our named executive officers in fiscal 2009 fall within the median range of salaries paid by the companies in our peer group and the salary surveys we reviewed and are consistent with our competitive pay philosophy.

Annual Cash Incentives

        Annual Cash Incentive Plans.    The primary objective of our annual incentive plans is to provide annual financial incentives for our executives to achieve our key company-wide and business unit financial and strategic goals. This is consistent with our pay for performance reward philosophy. Our named executive officers participate in one of the following two annual cash incentive plans:

  •
  The EMIP, with Mr. Switz as its only participant; or

  •
  The MIP, for all other named executive officers.

        Under both the EMIP and the MIP, the Compensation Committee establishes performance goals and determines the payout amounts for each of the named executive officers. Under the MIP, 25% of the target incentive for each executive is based on the achievement of individual performance objectives. These objectives are based on the participant's organizational role, responsibilities, and job function. The EMIP does not include an individual performance component and has been designed to ensure the tax deductibility of annual incentive payments.

        Target Amount of Annual Incentive Payout.    The Compensation Committee reviews and approves an annual incentive target payout amount (which is a dollar amount stated as a percentage of base salary) under the EMIP and MIP for each named executive officer.

        Under the MIP, each named executive officer may earn from 0% to 200% of their individual target payout amount. The actual payout amount under the MIP depends on company-wide and business unit financial performance and on the achievement of the individual business objectives. At the end of fiscal 2009, Mr. Switz assessed the performance of each named executive officer (other than himself) against their individual business objectives and made a recommendation to the Compensation Committee on the amount of payout to be made to each of the other named executive officers in relation to his or her individual business objectives. The Compensation Committee approved the final amount of each MIP payout. For the named executive officers other than Messrs. O'Brien and Parran, 75% of the MIP target was based upon company-wide performance goals. For each of Messrs. O'Brien and Parran, 37.5% of his targeted percentage was based upon financial performance of the business unit they oversee and the remaining 37.5% was tied to company-wide financial performance goals. For Mr. Parran's incentive, approximately one fiscal quarter was weighted based upon his leadership of our Professional Services business unit and three fiscal quarters were based on his role as President of the Network Solutions business unit.

        Under the terms of the EMIP, the Compensation Committee establishes a financial threshold that must be achieved as a condition to any incentive payout. The Compensation Committee then has the discretion to lower (but not raise) the amount actually paid under the EMIP if the specified financial threshold is achieved. For purposes of determining the final incentive payout amount under the EMIP for fiscal 2009, the Compensation Committee administered the EMIP such that the payout amount for Mr. Switz was the same as it would have been under the MIP based upon performance against the company-wide financial goals established under the 2009 MIP (as below described).

        Fiscal 2009 Incentive Plan Performance Goals and Results.    For fiscal 2009, the performance goals established for the MIP were derived from our annual operating plan, which had targeted revenue and profitability growth at rates higher than the global revenue growth rates expected for our overall industry at the time the plan was established. These performance targets became even more challenging as industry and macro-economic conditions declined during fiscal 2009. The following company-wide performance metrics were used for the 2009 MIP:

  •
  Adjusted Operating Income:  Operating income is a key measure of our overall business success. Adjusted operating income accounted for 75% of each applicable financial performance goal in fiscal 2009. This is calculated as net sales less all expenses incurred to produce our products or deliver our services. Expenses include direct material and labor costs as well as regional and business unit costs, including engineering, sales and marketing expenses, and corporate overhead costs. The calculation of adjusted operating income does not include interest income, interest expense, income tax or other non-operating income. It also excludes restructuring and other one-time expenses that are not reflective of the results of our ongoing business operations.

  •
  Net Sales:  Net sales commonly are used as a key performance measure both in our peer group and among United States public companies in general. Net sales accounted for 25% of each applicable financial performance goal in fiscal 2009. The amount of net sales is determined in accordance with Generally Accepted Accounting Principles (GAAP) for goods shipped or services provided to third party customers, net of returns received and discounts.

        The following table sets forth the business goals for the fiscal 2009 MIP and the corresponding financial results for the year:

Fiscal 2009 Incentive Plan Business Performance Goals and Results

Metric	Fiscal 2009 Target ($)	Fiscal 2009 Results ($)	Incentive Payout Percentage(1)
ADC-Level Net Sales(2)(3)	1,205.0	996.7	0%
ADC-Level Adjusted Operating Income(2)(3)	64.7	11.6	0%
GCS Business Unit Net Sales(4)	984.8	826.3	0%
GCS Business Unit Adjusted Operating Income(4)	83.3	48.3	0%
NS Business Unit Net Sales(5)	126.6	73.4	0%
NS Business Unit Adjusted Operating Income(5)	(17.8)	(42.5)	0%
APS Business Unit Net Sales(6)	131.2	132.4	106.3%
APS Business Unit Adjusted Operating Income(6)	1.6	4.6	173.4%

(1)
This column shows the actual payout percentage relative to the target for each particular business performance metric in the 2009 MIP.

(2)
The combined ADC level metrics accounted for 75% of the total targeted MIP opportunity for Mr. Mathews and Ms. Owen and 37.5% of the total targeted MIP opportunity for Mr. O'Brien and Mr. Parran. For named executive officers other than Mr. Switz, 25% of the incentive plan payout is based on achieving individual performance objectives.

(3)
The combined ADC level metrics accounted for 100% of the EMIP opportunity for Mr. Switz.

(4)
The combined Global Connectivity Solutions ("GCS") business unit metrics accounted for 37.5% of the total targeted MIP opportunity for Mr. O'Brien.

(5)
The combined Network Solutions ("NS") business unit metrics accounted for 28.125% of the total targeted MIP opportunity for Mr. Parran.

(6)
The combined ADC Professional Services ("APS") business unit metrics accounted for 9.375% of the total targeted MIP opportunity for Mr. Parran.

        The following table sets forth the fiscal 2009 mix of metrics at target for each named executive officer:

% of Target Annual Incentive Opportunity	R. Switz EMIP	J. Mathews MIP	P. O'Brien MIP	L. Owen MIP	R. Parran MIP
ADC-Level Net Sales	25%	20%	10%	20%	10%
ADC-Level Adjusted Operating Income	75%	55%	27.5%	55%	27.5%
GCS Business Unit Net Sales	0%	0%	10%	0%	0%
GCS Business Unit Adjusted Operating Income	0%	0%	27.5%	0%	0%
NS Business Unit Net Sales	0%	0%	0%	0%	7.5%
NS Business Unit Adjusted Operating Income	0%	0%	0%	0%	20.625%
APS Business Unit Net Sales	0%	0%	0%	0%	2.5%
APS Business Unit Adjusted Operating Income	0%	0%	0%	0%	6.875%
Individual Business Objectives	0%	25%	25%	25%	25%

        The following table sets forth the fiscal 2009 awards paid under the MIP and the EMIP to our named executive officers:

Fiscal 2009 Annual Incentive Summary(1)

Name	Fiscal 2009 Eligible Base Salary ($)(2)	Fiscal 2009 MIP/EMIP Target as a % of Base Salary	Actual Fiscal 2009 MIP/EMIP Performance Results (%)	Fiscal 2009 Award ($)
Robert E. Switz	695,711	100%	0%	0
James G. Mathews	311,808	70%	22.5%	49,110
Patrick D. O'Brien	316,525	70%	23.8%	52,622
Laura N. Owen	267,392	55%	25.0%	36,766
Richard B. Parran, Jr.	260,058	55%	35.5%	50,729

(1)
The full amount of each bonus payment was made in cash under our MIP. Payments under the MIP are calculated based on target incentive opportunity, financial performance relative to pre-established goals and fiscal 2009 eligible base salary.

(2)
Eligible base salary is the amount of base salary paid to the participant during the shortened fiscal year. Base salary for the purposes of the MIP includes paid time off such as vacation, sick pay or PTO (paid-time-off).

        Analysis.    The target payout amounts for our MIP are based on a percentage of the participant's salary. These percentages are within 20 percent of the market medians of short-term incentives paid to individuals holding similar positions at the companies in the market survey data and peer group data that we reviewed for fiscal 2009. As depicted above, the named executive officers, other than Mr. Switz, were awarded payouts ranging from 22.5% to 34.5% of their total targeted MIP payout amount for fiscal 2009. Mr. Switz received 0% of his total targeted EMIP payout amount for fiscal 2009. Consistent with our pay for performance philosophy, for fiscal 2006 through 2008, the payout for performance against goals for the named executive officers has ranged from 0% to 126.11% of the annual target payout amount. The volatile and challenging industry and market conditions in which we operate contributes to significant variations in annual performance against goals and incentive payout amounts against the target level of payout.

Long-Term Incentives

        Program Design for Long-Term Incentives.    We make annual long-term equity incentive awards to our executive officers each year. Historically these awards have been made in December of each year, but with the change in our fiscal year end to September 30th the practice has been changed to occur in November of each year, beginning in fiscal 2010. These awards represent the largest component of the targeted value of the total compensation paid to our named executive officers. The primary objectives of our equity incentive program are to:

  •
  Align the interests of our executive officers with the interests of our shareowners through stock awards which have multi-year vesting requirements and which provide a significant incentive for executives to focus on increasing long-term shareowner value;

  •
  Provide a competitive total compensation package based upon our assessment of our peer group and other market survey data described earlier in this CD&A; and

  •
  Provide a financial incentive to help retain our executives over a multi-year period.

        Supplementing the above-noted objectives, in fiscal 2009, two special one-time long-term incentive award programs were implemented. These programs were developed in light of Board planning concerning the eventual retirement of Mr. Switz, currently age 63, and the Board's desire to drive higher levels of performance in the face of a very challenging economic environment. The first such program consisted of a special grant of PSUs for our CEO, Mr. Switz, and was designed with performance criteria intended to ensure and reward a successful CEO succession planning process under the direction of the Board as well as an effective transition to a successor CEO during the term of the PSUs. The second program is our Special Performance program which is described below in more detail. It provided a grant of (i) a restricted stock rights agreement pursuant to which if certain performance criteria are met during our fiscal 2011 an executive will be granted RSUs at the end of fiscal 2011 with a one-year vesting period, and (ii) RSUs that vest in January, 2013 to retain critical executives through the succession planning and transition process to a successor CEO. Mr. Switz is not a participant in the Superior Performance program.

        Long-Term Incentive Awards Impacting Fiscal Year 2009 Executive Compensation.    The following types of equity compensation awards were granted and/or impacted executive compensation in fiscal 2009:

  •
  Incentive stock options ("ISOs") and non-qualified stock options.  Stock options are a contract between the company and the option holder under which the option holder may purchase a share of ADC stock in the future at a pre-set exercise price. Our stock options are granted on the date that they are approved by the Compensation Committee at an exercise price equal to the final closing price of the stock as reported on the NASDAQ Global Select Market on the date of grant. Stock options granted in fiscal 2009 vest ratably over a four-year period and have a seven-year term. The primary difference between ISOs and non-qualified stock options is the income tax treatment to the Company and the option holder upon exercise. We issued a combination of ISOs and non-qualified stock options in fiscal 2009 to provide potential tax advantages to the Company and our executives to the extent permitted under U.S. income tax regulations. As the potential value ultimately realized by the option holder upon exercise increases with improvement in our stock price, stock options provide incentive for our executives to drive performance leading to increases in long-term shareowner value.

  •
  Performance-based restricted stock units.  A PSU is an award that converts into shares of ADC common stock on a one-for-one basis when certain pre-established vesting criteria are met. Vesting of PSUs is contingent on both continued employment during a three-year vesting period and company-wide achievement of one-year and cumulative adjusted earnings per share ("EPS") targets during a three-year performance period. Starting with PSUs granted in fiscal 2009, the

    PSU vesting formula provides that 75% of the value of the PSU grant is earned based upon the achievement of the first year's EPS target, while the remaining 25% is earned based upon the achievement of the cumulative three-year EPS target. Only earned PSUs vest at the end of the three-year vesting period, subject to continued employment. For grants made prior to fiscal 2009, the PSU vesting formula provides that 100% of the value of the PSU grant is based upon the achievement of the cumulative three-year PSU target. For grants made in fiscal 2009, the EPS target was tied directly to the planned results of our three-year strategic financial plan. When designed, the strategic financial plan for fiscal year 2009 was meant to be a realistic depiction of the three-year financial aspirations of the company which, while challenging, was designed to be achievable. In addition, the PSUs granted during fiscal 2009 have a range of potential payout amounts from 0% to 200% of the targeted value of the awarded PSUs. This is the same as the design of PSUs granted during fiscal 2008. The grants made in fiscal 2006 and 2007 used "cliff" type vesting and have an all or nothing payout design based on achievement of a specified performance target. Due to the three-year vesting period and the general uncertainty regarding the global economy, including the telecommunications industry, the likelihood that the performance target will be achieved may vary greatly from time to time. The company evaluates the likelihood of achieving the performance targets for PSUs at each quarterly financial reporting period.

        PSUs Granted During Fiscal 2009.    In fiscal 2009, as part of the goal setting process for PSUs, the Compensation Committee reviewed the planned results of our three-year strategic financial plan, a plan developed by our senior executives and presented to the Board for approval. The Compensation Committee also considered the performance goals for outstanding PSU grants from prior years that have not yet completed the performance vesting period, as well as competitive market practices. At this time, we are not accruing expenses for the fiscal 2009 PSU grants because company performance during fiscal 2009 suggests these PSUs will not vest. Neither the Compensation Committee, nor the Company, can give any assurances that this estimation will remain the same.

        On September 30, 2009, the Compensation Committee approved a special one-time grant of 209,832 PSUs to Mr. Switz. The vesting of these restricted stock units is subject to the satisfaction of performance criteria related to the Board's succession planning and transition process for the Chief Executive Officer position. If the CEO succession planning and transition performance criteria are satisfied, these restricted stock units will vest on December 31, 2011.

        PSUs Granted During Fiscal 2008.    At this time, we are not accruing expenses for fiscal year 2008 PSU grants because company performance during the last two fiscal years suggests these PSUs will not vest. Neither the Compensation Committee, nor the Company, can give any assurances that this estimation will remain the same. The Compensation Committee still believes the fiscal 2008 PSU design provides incentive to our executives to continue to drive performance throughout the entire three-year vesting period ending September 30, 2011.

        PSUs Granted During Fiscal 2007.    Subject to each recipient's continued employment with the Company through January 11, 2010, the fiscal 2007 PSUs vested because we achieved a cumulative EPS during the performance period that exceeded the financial performance threshold. An EPS target of $1.62 for the fiscal 2007 PSUs was established by calculating a 6% compounded annual growth rate based on our fiscal 2006 EPS, the baseline year's actual achievement. The Compensation Committee arrived at the 6% growth rate based on an average U.S. gross domestic product growth rate of 3% plus a forecasted telecommunications infrastructure industry growth rate of 3%. Fiscal 2007 grants of PSUs were made under a similar methodology as those granted in fiscal 2006 using our cumulative adjusted EPS goal. No adjustments were made for the fiscal year 2007 PSU grants due to the change in fiscal year. At the time the PSU awards for fiscal 2007 were granted, the Compensation Committee expressly reserved the discretion to take into account extraordinary circumstances and material unforeseen events that may occur during the performance measurement period when calculating performance against the EPS target. To date, the Compensation Committee has exercised this discretion on three occasions. Once, to exclude a special $10 million contribution by the Company to the ADC Foundation, the proceeds of which will be used for charitable purposes. The second occasion was to exclude the impairment charges and any future recovery of those impairment charges related to auction rate securities held by the Company due to the fact that such charges arise from extraordinary developments in the credit markets and do not reflect the on-going performance of our business operations. The third occasion was to exclude the impairment charges and goodwill associated with writedowns mandated under U.S. GAAP as a result of the sustained decline in the Company's market capitalization below book value as a result of the global economic crisis. These actions affect performance-based equity and cash unit grants made in fiscal 2007, 2008 and 2009.

  •
  Time-based restricted stock units.  An RSU is an award that converts into shares of ADC common stock on a one-for-one basis once a time-based vesting requirement is met. All RSUs granted in fiscal 2009 vest at the end of a three-year period following the date of grant, provided the executive officer remains employed by the Company during that entire period. These awards are designed primarily to attract and retain senior executives. Because the value of an RSU increases as the market value of our stock increases, RSUs also provide incentive for award recipients to drive performance that leads to improvement in the market value of our stock.

  •
  Performance-based cash unit.  A performance-based cash unit ("PCU") is an award that converts to cash (U.S. dollars) on a one-for-one basis when the pre-established vesting criteria are met. Vesting of PCUs is contingent on both continued employment during the three-year vesting period and the company-wide achievement of pre-established adjusted EPS targets over one and three-year performance measurement periods. The EPS target is tied directly to the planned results of our three-year strategic financial plan. The PCU vesting formula provides that vesting of 75% of the value of the PCU grant is earned based upon the achievement of the first year's EPS target, while the remaining 25% is earned based upon the achievement of the cumulative three-year EPS target. Only earned PCUs vest at the end of the three-year vesting period, subject to continued employment. As the PCU targets are based on the three-year strategic financial plan of the company, the targets when set are meant to be a realistic depiction of the three-year financial aspirations of the Company which, while challenging, should be achievable. In addition, the PCUs granted during fiscal 2009 include a payout range from 0% to 200% of the targeted value of the PCU award. At this time, we are not accruing expenses for the fiscal 2009 PCU grants because company performance during fiscal 2009 suggests these PCUs will not vest. Neither the Compensation Committee, nor the Company, can give any assurance that this estimation will remain the same.

  •
  Superior Performance Long-Term Incentive Program.  At the end of fiscal 2009, our Compensation Committee approved the grant of performance-based rights awards as well as time-based restricted stock units under the Superior Performance program. The Superior Performance program is a special one-time program that was developed in light of Board planning concerning the eventual retirement of Mr. Switz as well as the Board's desire to drive higher levels of performance in the face of a very challenging economic environment. Our named executive officers (other than the CEO) and other key executives are participants in this program. This program is intended to incent and reward superior business performance and also provide a retention incentive over the next three fiscal years. Under the Superior Performance program, participants have the opportunity to earn RSUs (or, at the discretion of the Compensation Committee, restricted cash units) through the achievement of financial performance that is significantly higher than our recent levels of financial performance. The performance criteria for this program will be measured on operating income as a percentage of net sales, adjusted for certain items. Depending on the level of the Company's adjusted operating income percentage for fiscal 2011, participants can earn a grant of RSUs (or restricted cash units) with a value at the time of grant ranging from zero to three times a specified targeted award value. The specified target award value for each participant is an amount equal to two times the participant's base salary at the time the program was implemented. The actual number of RSUs issued will be calculated based upon the value of our common stock on the date the RSUs are issued following the determination of the Company's actual adjusted operating income percentage for fiscal 2011. Upon issuance, these RSUs (or restricted cash units) would then be further subject to time-based vesting until January 2, 2013, the intent of which is to ensure the sustainability of performance achieved during fiscal 2011. By including a further time-based vesting requirement following the achievement of the performance criteria in fiscal 2011, our Committee intended to ensure that the participants in the plan are incented to achieve superior financial performance that can be sustained over a longer period of time. We presently are not accruing expenses for these restricted stock rights as the level of financial performance in fiscal 2011 is very uncertain at this time.

        Participants in the Superior Performance program also received an award of RSUs that are subject to time-based vesting requirements tied to continued employment with the company until January 2, 2013. This grant is intended to provide a retention incentive for key executives as we move forward through a very challenging environment and with the prospect of the eventual future transition of our CEO.

        Equity Choice Program.    In fiscal 2008, we began to offer our executives the ability to indicate a preference among a defined mix of different types of equity compensation awards under a program we call the "Equity Choice Program." Our named executive officers (other than Mr. Switz) as well as approximately 100 of our senior managers are eligible to participate in the Equity Choice Program. For fiscal 2009, our named executive officers, other than Mr. Switz, were able to indicate a preference for their individual annual equity grants to be made in the form of: (i) 100% stock options; (ii) a mix of one-half stock options and one-half PSUs in approximately equal amounts by value; (iii) a mix of one-third stock options, one-third PSUs and one-third RSUs in approximately equal amounts by value; (iv) a mix of one-half stock options and one-half RSUs in approximately equal amounts by value; (v) a mix of one-half RSUs and one-half PSUs in approximately equal amounts by value; (vi) a mix of one-half RSUs and one-half PCUs in approximately equal amounts by value; or (vii) a mix of one-half PSUs and one-half PCUs in approximately equal amounts by value. In fiscal 2008, our named executive officers only had three options from which to choose. Under the Equity Choice Program, we value an RSU the same as we value a PSU and we value both RSUs and PSUs higher than we value a stock option. Therefore to deliver the same targeted value, a recipient would receive a lower number of RSUs and/or lower number of PSUs when compared to stock options. We value PCUs lower than PSUs, RSUs or stock options because PCUs are converted to cash on vesting which is not subject to the volatility of our stock price.

        After a named executive officer indicates his or her preference under the Equity Choice Program, our Compensation Committee makes the final determination of the actual amount and form of equity compensation awards made to the named executive officer. This Equity Choice Program is intended to recognize that each participant has unique financial circumstances and personal preferences. We believe that this Equity Choice Program differentiates the Company as an attractive and innovative employer and will enhance our efforts to retain and attract superior executive talent.

        For fiscal 2009, the named executive officers received ongoing equity awards in the following percentages based upon their stated preference for one of the seven long-term equity configurations (except for the CEO who does not participate in our Equity Choice Program):

Fiscal 2009 Equity Award Percentages at Time of Grant(1)

	100% Stock Options	1/4 Options, 1/4 RSUs, 1/4 PSUs, 1/4 PCUs	50% Options, 50% PSUs	50% Options, 50% RSUs	50% RSUs, 50% PSUs	50% RSUs, 50% PCUs	50% PSUs, 50% PCUs
Robert E. Switz(2)	X	—	—	—	—	—	—
James G. Mathews	X	—	—	—	—	—	—
Patrick D. O'Brien	—	—	—	X	—	—	—
Laura N. Owen	—	—	—	X	—	—	—
Richard B. Parran, Jr.	—	—	—	X	—	—	—

(1)
Reflects the percentage allocation for annual equity awards in fiscal 2009. This chart does not reflect RSU awards made as part of the Superior Performance program at the end of fiscal 2009 or Mr. Switz's special PSU related to succession planning.

(2)
Mr. Switz does not participate in our Equity Choice Program. The configuration of his annual equity grant is determined solely by the Compensation Committee.

        Analysis.    Our long-term incentives are consistent in value with those offered by our competition based on our analysis of both market survey information and our peer group when amortized over the term of the grant. The equity compensation awards made to Mr. Switz in fiscal 2009 were made based upon an analysis presented by our independent advisors and a determination by the Compensation Committee that the grants established total compensation within a desired median range of total compensation of the CEOs of companies within our peer group. The Compensation Committee believes these grants recognized Mr. Switz's financial management of the Company and provided him with significant motivation for future success. The specific numbers of stock options, PSUs and RSUs that were granted to each of our named executive officers in fiscal 2009 are set forth in the table entitled "Fiscal 2009 Grants of Plan-Based Awards" in the executive compensation tables found earlier in this Information Statement.

Employment Agreement with Robert E. Switz

        On July 1, 2009 we entered into an extension and amendment (the "Extension") to the existing employment agreement with our CEO, Mr. Switz. The extension of the term of the existing agreement reflects our Board's desire to provide stability in the direction and management of the Company through a challenging economic environment. It also reflects our Board's intent to act proactively in the area of succession planning in response to the prospect of the eventual future retirement of Mr. Switz, currently age 63. Mr. Switz has agreed with the Board to remain with the Company at least until the end of 2011 or, if sooner, until the end of a transition period following the appointment of a successor CEO. Through continued performance as CEO for the agreed period under the Extension, Mr. Switz would earn the right to receive a one-time payment and acceleration of equity compensation awards that have not vested previously at the time of his retirement. Under this Extension, should Mr. Switz's employment be terminated (1) by the company without cause; (2) by Mr. Switz for good reason; or (3) by Mr. Switz' retirement after the date specified in the Extension, he shall receive a severance payment in the amount of $3,275,000. This amount replaces the previously existing formula-driven approach for calculating severance payments in his previous agreement.

Executive Stock Ownership Guidelines

        The Compensation Committee also maintains ADC stock ownership targets for executive officers as another means of aligning the interests of the named executive officers and the interests of our shareowners. The stock ownership targets for our named executive officers are expressed as a fixed number of shares, which represent the targeted number of shares that each named executive officer is to own over time. For equity compensation awards made since fiscal 2004, the Compensation Committee instituted a requirement that each executive officer must hold at least 50% of shares received upon the exercise of stock options and the vesting of PSUs and RSUs (after reduction for the payment of taxes and the exercise costs) until such time as the targeted stock ownership level is achieved by the executive.

Officer	Target Ownership of Shares (#)(1)
Robert E. Switz	122,857
James G. Mathews	30,000
Patrick D. O'Brien	30,000
Laura N. Owen	24,285
Richard B. Parran, Jr.	24,285

(1)
For purposes of this policy, "ownership" is defined to include shares of our common stock acquired and currently held through open market purchases, our 401(k) Plan, and our 401(k) Excess Plan. The policy excludes all shares that are not fully vested.

Executive Severance Pay

        The levels of severance pay and benefits that may be provided under our severance pay arrangements and practices are intended to be competitive with market practices. The Compensation Committee periodically reviews market practices, considers emerging trends, and has the authority to amend these arrangements prospectively. Our Compensation Committee believes that severance pay and benefits are important elements of a total compensation program designed to attract and retain senior executives. Executive severance pay, including our Executive Change-in-Control Severance Pay Plan, is described in detail in the section entitled "Employment, Severance, and Change in Control Arrangements" of this Information Statement.

Executive Benefits and Perquisites

        Primary Benefits.    Our named executive officers are eligible to participate in the same employee benefit plans in which all other eligible U.S. regular employees participate. These plans include medical, dental, life insurance, disability and a qualified retirement savings plan. We also maintain a nonqualified savings plan in which our named executive officers are eligible to participate. This nonqualified plan has the same general plan features and benefits as our qualified retirement plan and is designed for all United States salaried employees who are affected by tax law limits on compensation, contributions and/or deductions.

        Cash Allowance in lieu of Perquisites.    For a number of years, we have provided each named executive officer with an annual cash allowance in lieu of providing the perquisites available at many other companies. In fiscal 2009, we provided our named executive officers with an annual executive allowance that could be used at their discretion for any purpose, including for various professional services (such as financial counseling, tax preparation, estate planning and investment advice), club membership, automobile purchase/lease, or home security systems and services. The specific allowance amount paid to each of the named executive officers in fiscal 2009 is reflected in the Summary Compensation Table of this Information Statement.

        Other Perquisites.    In addition to a cash allowance for Mr. Switz, we reimburse his membership fees to a country club pursuant to the terms of his employment agreement. We also allow Mr. Switz periodic use of a leased company fleet vehicle for which we pay lease maintenance and registration fees and Mr. Switz pays all operating costs. All officers are provided with business liability insurance paid for by the company.

        Charitable Donation Program.    Our named executive officers may participate in our CLIC Program. Under the CLIC Program, we will make a charitable contribution of up to $5,000 in any one year period to a charitable organization in which a named executive officer actively is involved.

        Analysis.    Based on our analysis of market surveys and peer group data and input from our compensation consultant, we believe the overall value of our benefit plans and perquisites is competitive with market practices.

Accounting, Tax and Financial Considerations

        The Compensation Committee carefully considers the accounting, tax and financial consequences of the executive compensation and benefit programs implemented by the Company. The following are some of the more important considerations we took into account when implementing our compensation programs for fiscal 2009:

  •
  Our 1991 Global Stock Incentive Plan, as amended (the "1991 GSIP") was designed to allow for tax-deductibility of stock option awards under Section 162(m) of the Internal Revenue Code. At our 2008 annual shareowners' meeting, our shareowners approved a new global stock incentive plan, which we refer to as our 2008 Global Stock Incentive Plan ("2008 GSIP"). For fiscal 2009, we also designed the EMIP under our 2008 GSIP to allow for the tax-deductibility of annual cash incentive awards to the participating executive, Mr. Switz. Payments made under the plan in fiscal 2009 were tax deductible. We have taken steps to ensure that our Pension Excess Plan, 401(k) Excess Plan, Change in Control Severance Plan, and Mr. Switz's employment agreement comply with the recently implemented regulations on non-qualified deferred compensation under Section 409A of the Internal Revenue Code.

  •
  The Compensation Committee uses a mix of stock options, PSUs, RSUs and, under our Superior Performance program, performance based RSU rights as long-term equity compensation. A long-term cash component is provided utilizing PCUs. The timing and amount of expense recorded for each of these various forms of equity awards will vary depending on the requirements of SFAS 123(R). The use of these various forms of long-term equity compensation awards for each of our named executive officers is discussed in greater detail earlier in this CD&A.

Fiscal Year 2010 Update

        The Compensation Committee approved the following compensation-related actions taken or effective for fiscal 2010 since the publication of our Proxy and Compensation Discussion and Analysis on December 18, 2009:

  •
  Our compensation peer group, which continues to consist of communication infrastructure and technology companies with revenues from 0.5 times to 4 times our net sales, was revised. Deleted from the Compensation Peer Group for fiscal 2010 were Harris, General Cable, Avocent, Quanta Services and Superior Essex. Added to the Compensation Peer Group for fiscal 2010 were Brocade Communications, NETGEAR and Global Crossing.

  •
  The following annual grants of equity compensation were approved by the Compensation Committee on November 23, 2009 for our named executive officers after reviewing preferences elected by the named executive officers under our Equity Choice Program. Mr. Switz is ineligible to participate in the Equity Choice Program and therefore not allowed to state a preference for his form of equity compensation. Options have a 4-year ratable vesting and a 7-year term while RSUs are cliff-vested at 3 years.

• Robert Switz	209,643 options and two grants of RSUs totaling 125,524 units
• James Mathews	45,000 options and 18,000 RSUs
• Patrick O'Brien	50,000 options and 20,000 RSUs
• Laura Owen	36,500 options and 14,600 RSUs
• Richard Parran	34,500 options and 13,800 RSUs
  •
  The following fiscal 2010 base salary increases for NEOs were approved by the Compensation Committee effective January 1, 2010:

Fiscal 2010 Base Salary Table

	Fiscal 2009	Fiscal 2010	Annualized Percent Increase in 2010
Robert E. Switz	$757,000	$772,140	2.0%
James G. Mathews	$340,000	$346,800	2.0%
Patrick D. O'Brien	$345,000	$351,900	2.0%
Laura N. Owen	$291,000	$297,820	2.3%
Richard B. Parran, Jr.	$295,000	$300,900	2.0%
  •
  Short-term incentive targets as a percentage of base salary for fiscal 2010 remained unchanged from fiscal 2009.

  •
  On July 12, 2010, the Compensation Committee approved a payout to participants under the terms and conditions of the Superior Performance Rights granted to 14 ADC executives on September 30, 2009. Under the terms and conditions of the grant agreements, the Compensation Committee has the ability in a change in control situation to use its discretion in determining a payout under the program. The Compensation Committee determined the (i) full non-pro rated award amount for use in calculating pro rata pay-out amounts upon a change in control and (ii) the awards would be paid in cash. The expected pay-out amounts under this plan are detailed more fully in Item 3 of the Solicitation/ Recommendation Statement on Schedule 14D-9, to which this Information Statement is attached.

        Non-Employee Director compensation actions for fiscal 2010 include the following:

  •
  Automatic grants of RSUs with a grant date fair value of approximately $70,000 were made to all sitting Directors on February 9, 2010. Each Director received 10,687 RSUs, which vest (unless accelerated) on the first business day of the new calendar year following grant.

  •
  On May 4, 2010, the Compensation Committee approved an annual retainer ($10,000) for a special CEO succession sub-committee chair (Mr. Prabhu) of the Governance Committee of the Board. Additionally, the Compensation Committee approved a temporary increase to the retainer for the Chair of the Governance Committee (Mr. Wangberg) from $5,000 annually to $10,000 annually for the term of the CEO succession planning process.

        On January 27, 2010, the Compensation Committee approved the ADC Telecommunications, Inc. Executive Change in Control Severance Plan (for Individuals Who Become Eligible Employees After January 27, 2010). This plan is only applicable to individuals who otherwise would have become eligible to participate in the pre-existing Executive Control Severance Plan. It removes the consideration for IRC 280G gross-ups for participants. The installation of this new plan was taken to make our change in control severance plans more consistent with market practices. This new plan presently has no participants as no employee has become eligible to participate in this plan. The pre-existing plan remains in effect only for individuals who were already participants in such plan on January 27, 2010.

        On February 9, 2010, the Company's shareowners approved the 2010 Global Stock Incentive Plan ("2010 GSIP"). The features and functions of the 2010 GSIP are substantially similar to those of the 2008 GSIP. The primary effect of adopting the 2010 GSIP was to reserve 9.7 million shares under the 2010 GSIP and specify a fungible accounting feature wherein each full-value share granted is equal to 1.21 common stock options.

        Three modifications were made to the fiscal 2009 Compensation Discussion and Analysis from that contained in our annual proxy statement. The modifications are also below described:

  •
  In the Potential Payments Upon Certain Terminations, Death, Disability or Termination After a Change in Control table, Mr. Switz's severance pay was reported in our annual proxy statement as three times his base pay. The same table in this Information Statement correctly reflects that by an amendment to Mr. Switz's employment agreement dated July 1, 2009 his severance is now established as a fixed amount of $3.275 million. In addition, this table in the annual proxy statement references that named executive officers receive benefits continuation and outplacement services payments upon a change in control. The table in this Information Statement correctly removes all references to such payments.

  •
  In the Grants of Plan-Based Awards table, footnote 5 was modified as the Black-Scholes co-efficient was incorrectly stated in our annual proxy statement as 0.42806. In this Information Statement it is correctly stated as 0.52806.

  •
  In the Outstanding Equity Grants at Fiscal Year End table, the following changes have been made: (i) a grant to Mr. Mathews on December 17, 2007 of 6,717 Shares referenced in the proxy statement was deleted in this Information Statement as the grant never occurred, and (ii) a new footnote 7 has been added to this Information Statement to clarify that a performance-based grant made to Mr. Switz on November 30, 2009, had performance criteria related to the successful completion of a CEO succession planning process.

Compensation Committee Report

        Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

SUBMITTED BY THE COMPENSATION COMMITTEE
OF OUR BOARD:

John E. Rehfeld, Chair	David A. Roberts	William R. Spivey, Ph.D.
Larry W. Wangberg	John D. Wunsch

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

        During fiscal 2009, the following individuals served as members of the Compensation Committee: John E. Rehfeld, David A. Roberts, William R. Spivey, Ph.D., Larry W. Wangberg and John D. Wunsch. None of these individuals has ever served as an officer or employee of the Company or any of our subsidiaries. During fiscal 2009, none of our executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board or any Board committee.

Certain Transactions

        Since the beginning of the 2009 fiscal year, we have not engaged in any transaction or series of similar transactions, or any currently proposed transaction or series of similar transactions, to which (1) the Company or any of its subsidiaries was or is to be a participant (2) in which the amount involved exceeds $120,000, and (3) in which any of our directors, executive officers, the Potential Designees, or persons known to us to be beneficial owners of more than 5% of our common stock, or members of the immediate families of those individuals, had or will have, a direct or indirect material interest.

Related Person Transaction Policy

        The Board maintains a written policy regarding transactions between ADC and related parties. Under the policy, a "related party" includes any: (1) ADC executive officer, director or director nominee; (2) shareowner who beneficially owns more than 5% of our common stock; (3) immediate family member of any of the foregoing; or (4) firm, corporation, charity or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has control or a substantial ownership interest.

        In accordance with the policy, the Audit Committee is responsible for the review and approval or ratification of any "interested transaction" with a related party. An "interested transaction" is defined in the policy as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which the Company is a participant and any related party has or will have a material direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). The terms of the policy provide that if advance Audit Committee approval of an interested transaction is not feasible, then the interested transaction shall be considered at the next regularly scheduled Audit Committee meeting and ratified if the Audit Committee determines it to be appropriate. In determining whether to approve or ratify an interested transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms generally consistent with those available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction. Also, under the policy, the following transactions are deemed to be pre-approved:

  •
  Employment of executive officers;

  •
  Director compensation;

  •
  Any transaction with another company at which a related party's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the lesser of $1,000,000, or two percent of that company's total annual revenues;

  •
  Any charitable contribution, grant or endowment by ADC or the ADC Foundation to a charitable organization, foundation or university at which a related party's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $1,000,000, or five percent of the charitable organization's total annual receipts;

  •
  Any transaction where the related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis;

  •
  Certain regulated transactions;

  •
  Certain banking-related services; and

  •
  Any transaction in the ordinary course of business in which the aggregate amount involved will not exceed $100,000.

        In connection with each regularly scheduled meeting of the Audit Committee, a summary of each new interested transaction deemed pre-approved pursuant to the policy is to be provided to the Audit Committee for its review. During fiscal 2009, no interested transactions were required to be presented to the Audit Committee for approval, ratification or review.

AUDIT COMMITTEE REPORT

Audit Committee Report

        The Audit Committee of the Board of Directors is responsible for overseeing management's financial reporting practices and internal controls. The Audit Committee is composed of five non-employee directors, all of whom are independent under the existing NASDAQ Global Select Market listing standards and the rules of the SEC. The Audit Committee operates under a written charter adopted by the Board of Directors, which can be found on the Company's website.

        In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements contained in our Annual Report on Form 10-K with management and Ernst & Young LLP, our independent registered public accounting firm. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Ernst & Young LLP is responsible for performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States and for issuing a report on those financial statements.

        The Audit Committee is responsible for monitoring and overseeing these processes. The Audit Committee discussed with the independent auditors matters required to be discussed by PCAOB AU sec. 380, Communications with Audit Committees and SEC Rule 2-07, Communications with Audit Committees, which includes, among other items:

  •
  matters related to the conduct of the audit of our financial statements;

  •
  methods to account for significant unusual transactions;

  •
  the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

  •
  the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

  •
  disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements (there were no such disagreements).

        Ernst & Young LLP also provided the Audit Committee with written disclosures and the letter required by Rule 3526 of the PCAOB, Communications with Audit Committees Concerning Independence, which relates to the auditors' independence from our company and its related entities, and the Audit Committee discussed with Ernst & Young LLP its independence. This standard further requires Ernst & Young LLP to disclose annually in writing all relationships that in Ernst & Young LLP's professional opinion may reasonably be thought to bear on its independence. Ernst & Young LLP must also confirm its perceived independence and engage in a discussion of its independence.

        Based on the foregoing review processes, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's annual report on Form 10-K for the 2009 fiscal year.

SUBMITTED BY THE AUDIT COMMITTEE OF OUR BOARD:

Mickey P. Foret, Chair	Lois M. Martin	Krish A. Prabhu, Ph.D.
John E. Rehfeld	John D. Wunsch

Contacting the Board

        The Board has implemented a process by which our shareowners may send written communications to the Board. Any shareowner desiring to communicate with the Board, or one or more of our directors, may send a letter addressed to the ADC Board of Directors, c/o ADC Corporate Secretary, P.O. Box 1101, Minneapolis, MN 55440. Our Corporate Secretary has been instructed by the Board to forward promptly all such communications to the Board or to the individual Board members specifically addressed in the communication.

 Annex B

Opinion of Morgan Stanley & Co. Incorporated

[LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]

July 12, 2010

Board of Directors
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344-2252

Members of the Board:

        We understand that ADC Telecommunications, Inc. ("ADC" or the "Company"), Tyco Electronics Ltd (the "Parent") and Tyco Electronics Minnesota, Inc., a wholly owned subsidiary of the Parent ("Merger Subsidiary"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 12, 2010 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Merger Subsidiary of a tender offer (the "Offer") for all outstanding shares of common stock, par value $0.20 per share (the "Company Common Stock") of the Company for $12.75 per share in cash (the "Offer Price") and (ii) the subsequent merger (the "Merger") of Merger Subsidiary with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares held by the Parent or the Merger Subsidiary or as to which dissenters' rights have been perfected, will be converted into the right to receive the Offer Price. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections prepared by the management of the Company;

  4)
  Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

  5)
  Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

  6)
  Reviewed the pro forma impact of the Merger on the Parent's earnings per share, cash flow, consolidated capitalization and financial ratios;

  7)
  Reviewed the reported prices and trading activity for the Company Common Stock;

  8)
  Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

  9)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  10)
  Participated in certain discussions and negotiations among representatives of the Company and the Parent and certain parties and their financial and legal advisors;

  11)
  Reviewed the Merger Agreement and certain related documents; and

  12)
  Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Offer and Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Offer. In the two fiscal years prior to the date hereof, we have provided financial advisory or financing services for the Parent and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Parent in the future and expects to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

B-2

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Company Common Stock will trade at any time and Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender their shares in the Offer, or as to how the such shareholders should vote at any shareholders' meeting to be held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ ROBERT EATROFF Robert Eatroff Managing Director

B-3

 Annex C

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

[LETTERHEAD OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.]

July 12, 2010

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344
Attn: Members of the Board of Directors

Dear Members of the Board of Directors:

        We understand that ADC Telecommunications, Inc. ("ADC"), Tyco Electronics Ltd. ("Tyco") and Tyco Electronics Minnesota, Inc., a wholly-owned subsidiary of Tyco ("Sub"), propose to enter into a Merger Agreement (defined below) pursuant to which, among other things, (i) Tyco will cause Sub to commence a tender offer to purchase any and all of the outstanding shares of the common stock, par value $0.20 per share, of ADC ("ADC Common Stock" and, such tender offer, the "Offer") at a purchase price of $12.75 per share in cash (the "Consideration") and (ii) subsequent to consummation of the Offer, Sub will be merged with and into ADC (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of ADC Common Stock not previously tendered in the Offer will be converted into the right to receive the Consideration.

        You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") provide an opinion (the "Opinion") as to whether, as of the date hereof, the Consideration to be received by holders of ADC Common Stock (other than Tyco, Sub and their respective affiliates) in the Transaction is fair to such holders from a financial point of view.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed an Agreement and Plan of Merger, dated as of July 12, 2010, among ADC, a Minnesota corporation, Tyco, a Swiss corporation, and Sub, a Minnesota corporation (the "Merger Agreement");

  2.
  reviewed certain publicly available business and financial information relating to ADC that we deemed to be relevant;

  3.
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of ADC made available to us by ADC, including financial projections (and adjustments thereto) prepared by or on behalf of the management of ADC relating to ADC under alternative business scenarios for the fiscal years ending September 30, 2010 through September 30, 2015;

  4.
  spoken with certain members of the management of ADC and certain of its representatives and advisors regarding (a) the business, operations, financial condition and prospects of ADC and (b) the Transaction and related matters;

  5.
  compared the financial and operating performance of ADC with that of other public companies that we deemed to be relevant;

  6.
  considered the publicly available financial terms of certain transactions that we deemed to be relevant;

  7.
  reviewed the current and historical market prices and trading volume for ADC Common Stock, and the historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

  8.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

ADC Telecommunications, Inc.
July 12, 2010

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of ADC has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of ADC under the alternative business scenarios reflected therein, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of ADC since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us or ADC's recent public filings that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, we have relied upon, without independent verification, the assessments of the management of ADC as to (i) the existing and future products, technology and intellectual property of ADC and the risks associated with such products, technology and intellectual property and (ii) regulatory matters and industry trends relating to, and the potential impact thereof on, the business of ADC. We have assumed, with the consent of ADC, that there will be no developments with respect to any of the foregoing that would have an effect on ADC or the Transaction that would be material to our analyses or this Opinion.

        We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement are true and correct, (b) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Merger Agreement, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on ADC or the Transaction that would be material to our analyses or this Opinion.

        Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of ADC or any other party, nor were we provided with any such appraisal or evaluation. We have relied upon, without independent verification, the assessments of the management of ADC and ADC's public filings as to certain outstanding litigation relating to, and pension and other liabilities of, ADC and have assumed, with the consent of ADC, that there will be no developments relating to any such liabilities that would be material to our analysis or this Opinion. We did not estimate, and express no opinion regarding, the liquidation value of ADC or any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which ADC is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which ADC is or may be a party or is or may be subject.

        We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of ADC or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors of ADC (the "Board"), ADC or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. This Opinion does not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for shares of ADC Common Stock. We also are not expressing any opinion as to the price or range of prices at which ADC Common Stock will trade at any time.

        This Opinion is furnished for the use and benefit of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction.

        In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, ADC, Tyco or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

        Houlihan Lokey and certain of its affiliates in the past have provided certain financial advisory services to ADC and certain affiliates of Tyco, for which Houlihan Lokey and such affiliates have received compensation. In addition, Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to ADC, Tyco and their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

        Houlihan Lokey has been engaged to render this Opinion to the Board and we will receive a fee upon delivery of this Opinion, which is not contingent upon the successful consummation of the Transaction or the conclusion contained in this Opinion. ADC also has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

        We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of ADC, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction (other than the Consideration to the extent expressly specified herein) or otherwise, including, without limitation, any repurchase or restructuring of, or other transactions or arrangements relating to, outstanding convertible notes of ADC, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of ADC, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for ADC or any other party or the effect of any other transaction in which ADC or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of ADC's or any other party's security holders or other constituents vis-à-vis any other class or group of ADC's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not ADC, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of ADC or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with the consent of ADC, on the assessments by ADC and its advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to ADC and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

        Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by holders of ADC Common Stock (other than Tyco, Sub and their respective affiliates) in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 26, 2010 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(F)	Summary Advertisement, dated July 26, 2010 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(1)(G)
Form of Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated July 26, 2010 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*
(a)(2)(B)	Letter to shareowners, dated July 26, 2010*
(a)(5)(A)	Transcript of conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 15, 2010).
(a)(5)(B)
Presentation materials from conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Tyco Electronics Ltd. on July 13, 2010).
(a)(5)(C)
Transcript from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 15, 2010).
(a)(5)(D)
Presentation materials from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 14, 2010).
(a)(5)(E)
Letter to employees of ADC Telecommunications, Inc. from Robert E. Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 13, 2010).
(a)(5)(F)	Letter to employees of ADC Telecommunications, Inc. from Tom Lynch, CEO of Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd on July 14, 2010).
(a)(5)(G)	Key facts regarding Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).

Exhibit No.	Description
(a)(5)(H)	Letter to Star Tribune newspaper in Minneapolis, Minnesota, from Robert Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 19, 2010)
(a)(5)(I)
Complaint filed by Lawrence Barone, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(8) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(J)
Complaint filed by Robert Freeman, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(9) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(K)
Complaint filed by Thomas Haller, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(10) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(L)
Complaint filed by Gunter Jacobius, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(11) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(M)
Complaint filed by Asbestos Workers Local Union 42 Pension Fund, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(12) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(N)
Complaint filed by Joel Gerber, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(13) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(O)
Complaint filed by Gary Novitsky, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(14) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(P)
Complaint filed by Michael Partansky, individually and on behalf of all others similarly situated, on July 16, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(15) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(Q)
Complaint filed by Brad Bjorkland and Karl A. Lacher, individually and on behalf of all others similarly situated, on July 20, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(16) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(5)(R)
Complaint filed by Jack Borror and Pat Borror, individually and on behalf of all others similarly situated, on July 23, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(17) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

Exhibit No.	Description
(e)(1)	Agreement and Plan of Merger, dated as of July 12, 2010, by and among Tyco Electronics Ltd., Tyco Electronics Minnesota, Inc., and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on July 13, 2010)
(e)(2)
Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2010, by and among Tyco Electronics, Ltd., Tyco Electronics Minnesota, Ltd. and ADC Telecommunications, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(e)(3)
Executive Employment Agreement, effective August 13, 2003, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10-e to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003)
(e)(4)
Amendment to Employment Agreement, dated December 28, 2008, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009)
(e)(5)
Second Amendment to Employment Agreement, dated July 1, 2009, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 1, 2009)
(e)(6)
ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-a to the Company's Current Report on Form 8-K dated September 30, 2007)
(e)(7)	ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-d to the Company's Current Report on Form 8-K dated September 30, 2007)
(e)(8)
Confidentiality Agreement, dated March 26, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(e)(9)
Exclusivity Letter Agreement, dated July 11, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

*
Included in mailing of tender offer materials to the Company's shareowners by Parent.

QuickLinks

  Item 1. SUBJECT COMPANY INFORMATION.
  Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 4. THE SOLICITATION OR RECOMMENDATION.
  Item 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 8. ADDITIONAL INFORMATION.
  Item 9. EXHIBITS.
SIGNATURES
  Annex A
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL INFORMATION
BACKGROUND
DIRECTORS DESIGNATED BY PARENT
CERTAIN INFORMATION REGARDING THE COMPANY
INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF ADC TELECOMMUNICATIONS, INC.
DIRECTOR COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
Summary Compensation Table(1)
Fiscal 2009 All Other Compensation
Potential Payments Upon Certain Terminations, Death, Disability or Termination After a Change in Control
COMPENSATION DISCUSSION AND ANALYSIS
Fiscal 2009 Comparison Peer Group
Fiscal 2009 Total Compensation Mix(1)(2)
Fiscal 2009 Base Salary Table
Fiscal 2009 Incentive Plan Business Performance Goals and Results
Fiscal 2009 Annual Incentive Summary(1)
Fiscal 2009 Equity Award Percentages at Time of Grant(1)
Fiscal 2010 Base Salary Table
SUBMITTED BY THE COMPENSATION COMMITTEE OF OUR BOARD
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AUDIT COMMITTEE REPORT
  Annex B
  Annex C
EXHIBIT INDEX